Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141113

PROSPECTUS

US$185,000,000

BRITANNIA BULK PLC

OFFER TO EXCHANGE

all outstanding

11% Senior Secured Notes due December 1, 2011
(US$185,000,000 aggregate principal amount outstanding)

for

11% Senior Secured Notes due December 1, 2011
(US$185,000,000 aggregate principal amount)
that have been registered under the Securities Act of 1933

US$185,000,000 aggregate principal amount of 11% Senior Secured Notes due December 1, 2011, referred to in this prospectus as the original notes, were originally issued and sold by us on November 16, 2006 in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and resold to qualified institutional buyers in compliance with Rule 144A under the Securities Act, to institutional accredited investors as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act.

The terms of the exchange notes, referred to in this prospectus as the “exchange notes” or the “notes,” are identical to the terms of the original notes, and evidence the same indebtedness as the original notes, except that the exchange notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the original notes and will not entitle their holders to registration rights. References we make in this prospectus to the “notes” shall mean both the original notes and the exchange notes.

Our offer to exchange notes for original notes will expire at 5:00 p.m., New York City time, on April 11, 2007, unless we extend the offer. The terms of the exchange offer are described in this prospectus.

The notes are currently listed on the Luxembourg Stock Exchange. We do not intend to list the notes on any additional securities exchange.

See “Risk Factors” beginning on page 8 for a discussion of risks that you should consider in connection with tendering your original notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2007

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-4 under the Securities Act of 1933 with respect to the exchange notes offered in this exchange offer. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our exchange notes, reference is made to the registration statement.

As a result of this exchange offer, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will be required to file reports and other information with the Commission. Such financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, as well as quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year. The registration statement, as well as such other information, when so filed, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission’s regional offices at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains the registration statement. We will also make such reports available to prospective investors in the exchange notes, securities analysts and broker-dealers upon their request. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and relating to short-swing profits reporting and liability.

You may request a copy of any of these future filings, at no cost, by writing or calling us at the following address or phone number:

Britannia Bulk Plc
Dexter House
2nd Floor
2 Royal Mint Court
London EC3N 4QN
United Kingdom
Telephone: 011 44 20 7264 4900

PRESENTATION OF INFORMATION

Unless otherwise indicated, statements in this prospectus relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

All financial information in this prospectus is presented in accordance with U.S. GAAP. However, in this prospectus we also use EBITDA, which we define as earnings before interest, income taxes, depreciation and amortization. EBITDA is not defined under U.S. GAAP. We have included EBITDA in this prospectus because it is used by investors to measure our performance or liquidity. To evaluate EBITDA, the components of EBITDA, such as net income and interest charges and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA is not a measure recognized under U.S. GAAP and should not be construed as an alternative to net income, cash from operating activities or any other indicator of our performance or liquidity under

i

U.S. GAAP. Our method of calculating EBITDA may differ from the methods used by other companies and, as a result, the EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies. For a reconciliation of EBITDA to net income, see footnote (2) under “Selected Consolidated Financial Data.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described in this prospectus, and the achievement of the expected results associated therewith, depend on many events, some or all of which are not predictable or within our control. Our actual results may differ materially from our expected results.

Factors that may cause our actual results to differ from our expected results include:

•       our ability to timely identify and acquire additional vessels as needed and on terms we deem reasonable;

•       our substantial debt evidenced by the notes;

•       our ability to generate cash to service our debt;

•       restrictive covenants under the notes;

•       the extent to which we can implement our business strategy;

•       changes in demand and rate levels for the transportation services we offer, changes in services offered by our competitors, dependence on a limited fleet and concentration on a single market;

•       political and economic factors and recessions in the regions and countries in which we operate;

•       seasonality of the market;

•       decreases in shipping volumes, including Russian coal for export;

•       compliance with safety and environmental protection and other governmental requirements;

•       increased inspection procedures and strict regulatory controls;

•       escalation of insurance costs;

•       catastrophic losses and other liabilities;

•       the arrest of our vessels by maritime claimants;

•       severe weather conditions and natural disasters;

•       the loss of our key management personnel;

•       legal or other proceedings to which we are subject; and

•       our ability to continue to charter-in vessels as needed at acceptable rates.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we

ii

believe are appropriate under the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

We refer you to the section entitled “Risk Factors”, beginning on page 8, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iii

PROSPECTUS SUMMARY

This prospectus summary highlights selected information from this prospectus to help you understand our business and the terms of the notes. This prospectus summary does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully. You should pay special attention to the “Risk Factors” section beginning on page 8. Unless otherwise indicated, all references in this prospectus to our fleet refer to the five drybulk carriers, five barges and three tugs we currently own. Unless otherwise indicated, references in this prospectus to “Britannia Bulk Plc,” “we,” “us,” “our” and the “Company” refer to Britannia Bulk Plc and our subsidiaries. All references in this prospectus to “$,” “U.S.$” and “Dollars” refer to United States dollars.

Our Company

We are an international provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region, primarily to northern and western Europe. Our existing fleet consists of five drybulk vessels, five barges and three tugs, and we intend to use a significant portion of the proceeds of the offering of the original notes to acquire additional drybulk vessels to expand our presence in the Baltic market. In addition to the vessels we own, we routinely charter-in vessels to increase our service capacity and maximize overall profitability.

We derive our revenue primarily from the transportation of coal and other drybulk cargoes in the Baltic region. This region represents a niche market in the international drybulk shipping industry, with unique characteristics such as a predominance of short-haul trades, substantial regulatory requirements and icy conditions. Drybulk transportation in this region is an expanding market, which has increased substantially in recent years due to increased exports of Russian coal to Europe. A significant portion of our revenue is earned under fixed price contracts of affreightment, or COAs, under which we deliver certain amounts of cargo for our customers over terms ranging from four weeks to two years. For the fiscal year ended December 31, 2005, we generated revenue and EBITDA of approximately $184.6 million and $19.0 million, respectively. For the six-month period ended June 30, 2006, we generated revenue and EBITDA of approximately $87.6 million and $8.6 million, respectively. For the definition of EBITDA and its reconciliation to net income, see footnote (1) under “Summary Consolidated Financial and Other Data.”

Our management team provides the strategic and commercial management of our fleet. A majority of our management team has worked together for approximately 13 years, including 11 years prior to joining us. Our team has a diverse international background and speaks a variety of languages, which enables us to more effectively communicate and develop deeper relationships with our wide-ranging base of customers. The technical aspects of our operations are managed by our majority-owned subsidiary, Svendborg Ship Management A/S, or Svendborg, which has extensive expertise in vessel operations in the Baltic region.

Corporate Information

We are a public limited company organized in the United Kingdom on September 13, 1999 and commenced operations in 2004. Our technical management is provided through our majority-owned subsidiary, Svendborg Ship Management A/S. All of our tugs and barges are owned by our wholly-owned Danish subsidiary, Britannia Bulk DK A/S, and each of our drybulk vessels is owned by one of our wholly-owned subsidiaries incorporated in Panama.

Our principal executive and registered office is located at Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN. Our telephone number at that address is 011 44 20 7264 4900. Our corporate website address is http://www.britbulk.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The Exchange Offer

On November16, 2006, we completed a private placement of the original notes. As part of that private placement, we entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable best efforts to complete the exchange offer within 180 days after the date we issued the original notes. The following is a summary of the exchange offer.

Original Notes	On November 16, 2006, we issued $185 million aggregate principal amount of 11% Senior Secured Notes due 2011.
Exchange Notes

11% Senior Secured Notes due 2011. The terms of the exchange notes are identical to those terms of the original notes, except that the transfer restrictions, registration rights and provisions for additional interest do not apply to the exchange notes.

Exchange Offer	We are offering to exchange the exchange notes for original notes.
Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on April 11 2007, unless we decide to extend it.
Condition to Exchange Offer

The registration rights agreement does not require us to accept original notes for exchange if the exchange offer or the making of any exchange by a holder of the original notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of original notes being tendered is not a condition to the exchange offer. Please see, “Exchange Offer - Conditions to the Exchange Offer” for more information about the conditions of the exchange offer.

Procedures for Tendering Original Notes

To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

•  DTC has received your instructions to exchange your notes, and

•  you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Exchange Offer—Terms of the Exchange Offer” and “—Procedures for Tendering.”
Guaranteed Delivery Procedures	None.

Withdrawal of Tenders

You may withdraw your tender of original notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m. New York City time on the expiration date of the exchange offer. Please read “Exchange Offer—Withdrawal of Tenders.”

Acceptance of Original notes and Delivery of Exchange Notes

If you fulfill all conditions required for proper acceptance of original notes, we will accept any and all original notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return any original notes that we do not accept for exchange to you without expense as promptly as practicable after the expiration date. We will deliver the exchange notes as promptly as practicable after the expiration date and acceptance of the original notes for exchange. Please read “Exchange Offer—Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please read “Exchange Offer—Fees and Expenses.”
Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.
Consequences of Failure to Exchange Original Notes

If you do not exchange your original notes in this exchange offer, you will no longer be able to require us to register the original notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the original notes unless we have registered the original notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations

The exchange of exchange notes for original notes in the exchange offer will not be a taxable event to you for U.S. federal income tax purposes. Please read “Tax Considerations—Federal Income Tax Considerations.”

Exchange Agent

We have appointed Wilmington Trust Company as exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follows: Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, DE 19890, Attention: Ms. Mary St. Amand.

The Exchange Notes

The exchange notes will be identical to the original notes except that the exchange notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for special interest and will contain different administrative terms. The exchange notes will evidence the same debt as the original notes, and the same indenture will govern the exchange notes and the original notes.

The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please read “Description of the Exchange Notes.”

Issuer	Britannia Bulk Plc
Securities Offered	US$185,000,000 aggregate principal amount of Senior Secured Notes due 2011.
Maturity	December 1, 2011
Interest	We will pay interest on the exchange notes at an annual rate of 11%.
Interest Payment Dates	We will pay interest on the exchange notes semi-annually in arrears on December 1 and June 1 of each year, commencing June 1, 2007.
Ranking

The exchange notes will be our senior obligations secured by the collateral described below under the heading “Security.” They will rank senior in right of payment to our unsecured senior indebtedness to the extent of the value of the collateral securing the exchange notes, pari passu to our unsecured senior indebtedness to the extent the exchange notes exceed the value of the collateral, and senior in right of payment to any of our subordinated indebtedness. The notes will be effectively subordinated to other debt secured by assets other than the collateral to the extent of the value of the assets securing such debt.

Guarantees

The payment of the principal, premium and interest on the exchange notes will be guaranteed on a senior secured basis by all of our existing subsidiaries and future “restricted subsidiaries” we create or acquire in the future.

Security

The exchange notes will be secured by a first priority lien for the benefit of the holders of the exchange notes on (i) our existing vessels, including five drybulk vessels, five barges and three tugs, (ii) vessels acquired with the net proceeds of the original offering and (iii) related collateral including the Vessel Acquisition Account.

Optional Redemption

We may redeem some or all of the exchange notes, at our option, in whole or in part at any time after December 1, 2009 at the redemption prices listed under “Description of Notes—Optional Redemption” with accrued and unpaid interest, if any, to the date of redemption.

Prior to December 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 112.75% of the accreted value of the notes, plus accrued and unpaid interest to the date of redemption.

Change of Control

If a change of control occurs, subject to certain conditions, we must offer holders of the exchange notes an opportunity to sell us their exchange notes at a purchase price of 101% of the accreted value of the notes, plus accrued and unpaid interest to the date of the purchase.

Excess Cash Flow Offer

Within 60 days after the end of fiscal year 2007 and each subsequent fiscal year, the Company will be required to use a specified percentage of its excess cash flow (as defined in the Indenture), if such excess cash flow exceeds $5 million, to make a pro rata offer to purchase the exchange notes at a price equal to 101% of the accreted value thereof plus accrued and unpaid interest to the date of purchase. The percentage of excess cash flow required to be used to offer to repurchase notes will be 100% with respect to the initial period ending December 31, 2007 and fiscal year 2008, and thereafter will be 50% for each subsequent fiscal year. If the amount of exchange notes tendered pursuant to such offer is less than the offered excess cash flow amount, such remaining amounts shall be deposited in the Vessel Acquisition Account. See “Description of Notes—Excess Cash Flow Offer.”

Vessel Acquisition Account

Concurrently with the issuance of the original notes, we deposited into the Vessel Acquisition Account the sum of $140.0 million. These funds will be released for the purpose of purchasing vessels, subject to certain conditions, including that the vessels become collateral for the notes. Amounts in the Vessel Acquisition Account may also be released to make certain interest payments, to make certain capital expenditures and at maturity to repay the notes or redeem the notes. In addition, if, as of December 1, 2008, at least $125.0 million of the initial funds deposited in the Vessel Acquisition Account have not been used to purchase additional vessels in accordance with the Indenture, the difference between the funds that have been so expended and the initial deposit must be used to make an offer to purchase the exchange notes at a price of 101% of the accreted value, plus accrued interest. Any such offered funds that are not used to repurchase notes in such offer will remain in the Vessel Acquisition Account. See “Description of Notes—Vessel Acquisition Account.”

Certain Covenants

The terms of the notes contain certain covenants that limit our ability and that of certain of our subsidiaries to, among other things:

•  incur or guarantee additional indebtedness;

•  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•  make investments;

•  create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•  transfer or sell our assets;

•  engage in transactions with our affiliates;

•  create liens on our assets; and

•  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of Exchange Notes—Certain Covenants.”

Additional Amounts

Any payments made by us with respect to the exchange notes will be made without withholding or deduction for taxes unless required by law. If we are required by law to withhold or deduct for taxes with respect to a payment to the holders of exchange notes, we will pay the additional amount necessary so that the net amount received by the holders of exchange notes (other than certain excluded holders) after the withholding is not less than the amount that they would have received in the absence of the withholding. See “Description of the Exchange Notes—Additional Amounts.”

Transfer Restrictions; Absence of a Public Market for the Notes	The exchange notes generally will be freely transferable; however, there can be no assurance as to the development or liquidity of any market for the exchange notes.
Listing	The exchange notes will be listed on the Luxembourg Stock Exchange.
Governing Law	New York
Trustee and Principal Paying Agent	Wilmington Trust Company
Luxembourg Paying Agent	The Bank of New York

RISK FACTORS

See “Risk Factors” beginning on page 8 for a discussion of certain factors you should carefully consider before deciding to invest in the exchange notes

RISK FACTORS

An investment in the exchange notes involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before tendering your original notes for exchange notes.

Risks Relating to Our Business

If we cannot use proceeds from the offering of the original Notes to acquire vessels and expand our fleet, we will be obligated to use the proceeds remaining in the Vessel Acquisition Account to offer to redeem some of the notes.

We intend to use proceeds of this offering to acquire vessels and expand our fleet. We have not yet identified all of the potential vessels that we intend to acquire and we will have broad discretion to determine the cost, age, size and other characteristics of the vessels we may acquire. Further, we intend to conduct customary diligence with respect to these acquisitions and, as a result, suitable acquisition opportunities may not be immediately available or available in a reasonable time. We cannot predict precisely how long it will take to deploy the funds raised from this offering to acquire these new assets. We expect lower returns compared to vessel acquisitions in the same time period on these proceeds during that period as compared to what returns might have been achieved assuming a fully employed fleet of acquired vessels during the same period. If, as of December 1, 2008, at least $125 million of the initial funds deposited in the Vessel Acquisition Account have not been used to purchase additional vessels in accordance with the Indenture, the difference between the funds that have been so expended and the initial deposit must be used to make an offer to purchase notes at a price of 101% of the accreted value, plus accrued interest. Any such offered funds that are not used to repurchase notes in such offer will remain in the Vessel Acquisition Account. See “Description of Notes—Vessel Acquisition Account.”

We are a recently formed company with a limited history of operations.

We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy, which would adversely affect our results of operations and financial condition.

If we cannot find profitable employment for additional vessels that we acquire, our earnings will be adversely affected.

We generally acquire vessels free of charter or contract, although we may acquire some vessels with time charters. In addition, where a vessel has been under voyage charter, it is rare in the shipping industry for the last charterer of the vessel in the seller’s hands to continue as the first charterer of the vessel in the buyer’s hands. We cannot assure you that we will be able to arrange immediate or profitable employment for vessels that we acquire. Further, we intend to use the net proceeds from this offering to acquire additional drybulk vessels, none of which may have an existing charter or contract for service at the time of acquisition. If we are unable to procure employment for any newly-acquired vessels, including the vessels to be acquired with the proceeds from the offering of the Original Notes, our earnings will be adversely affected.

We depend on the Baltic coal trade for a large part of our revenues and a decline in coal demand may negatively impact our results.

We depend on the Baltic coal trade for a large part of our revenues and a decline in coal demand may cause a decrease in the coal trade, which may result in a decrease in demand for our vessels. The principal factors affecting demand for coal are outside of our control, and the nature, timing and degree of changes in economic conditions are unpredictable.

The principal factors that influence demand for coal include:

•       the relative price and availability of other methods of producing electricity compared against coal;

•       environmental and other regulatory developments;

•       government actions such as controls on imports, exports and prices, new forms of taxation and increased government regulation;

•       global and regional economic and political conditions; and

•       developments in international trade.

Our ability to employ a significant portion of our vessels will depend upon, among other things, the then current state of the coal trade. If rates are low when our vessels’ contracts expire, or when we are trying to employ newly acquired vessels, we may be forced to charter them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or adversely affect our financial condition.

The operation of drybulk carriers has certain unique operational risks, which can result in damage to vessels, equipment and cargoes.

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship create risks. By their nature, drybulk cargoes are often heavy, dense, easily shifted and react badly to water exposure. We primarily serve the Baltic drybulk market. From December to May, many of our typical trade routes are ice-covered. These conditions increase the risk to vessel and crew safety as vessels are more difficult to navigate and may be damaged by the ice. In addition, drybulk carriers are often subjected to battering treatment with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers during unloading operations. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breaching at sea and hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels’ bulkheads leading to the loss of the vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of repairs are unpredictable and can be substantial. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel’s position. The loss of earnings while our vessels are being repaired, repositioned and forced to wait, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for interest payments. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth, which could cause us to incur additional indebtedness and other liabilities and adversely affect our business.

A principal focus of our business strategy is to grow by expanding our business. We intend to acquire additional drybulk vessels with a significant portion of the proceeds of this offering. The addition of these vessels to our fleet will result in a significant increase in the size of our fleet and impose significant additional responsibilities on our management and staff. As we expect our fleet to grow further, we may be required to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•       locate and acquire suitable vessels;

•       identify and consummate acquisitions or establish joint ventures;

•       integrate acquired vessels successfully with our existing operations;

•       expand our customer base;

•       manage our expansion, including improving and growing our financing and operating systems;

•       recruit suitable additional seafarers and shore-based administrative and management personnel; and

•       obtain required financing for our existing and new operations.

Growing any business through acquisitions presents numerous risks, including undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, difficulty obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, competition from other buyers for vessels could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay. We cannot assure you that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with these plans.

It is customary for new buildings to have warranties for a period of time after delivery. Since we intend to purchase secondhand vessels, we do not expect these vessels to have the benefit of such warranties.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

To a significant extent, our success depends upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. Specifically, individuals on our management team have established strong relationships with each of our customers, which in some cases predate such executive’s employment with us. The loss of any of these individuals could adversely affect our business prospects and financial condition. In addition, difficulty in hiring and retaining personnel could adversely affect our business, results of operations, cash flows and financial condition.

Government action in Russia could create a difficult business climate which could adversely affect our business prospects, results of operations and financial performance.

Certain actions by the Russian government could create a difficult business climate in Russia. The government has considerable discretion with respect to certain actions, such as withdrawal of licenses, tax audits and criminal prosecutions. If such steps are taken against producers or exporters of Russian coal, the amount of Russian coal that is exported through the Baltic could be limited. If the government were to take action that would affect the export of Russian coal through the Baltic, such action would have a material adverse effect on our business, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our business prospects, results of operations and financial performance.

We have derived, and expect to continue to derive, a significant part of our revenue from a small number of key customers. For example, two of our customers accounted for 30% of our revenues for the year ended December 31, 2006. If one or more of these key customers is unable to perform under one or more contracts or charters with us and we are unable to find a suitable replacement contract or charter, if a key customer exercises certain rights to terminate a contract or charter, or if a key customer decides not to contract for or charter our vessels in the future, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for interest payments on the notes. If we lose a key customer, we may be unable to obtain contracts or charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.

Purchasing and operating previously owned vessels and the aging of our fleet may result in unexpected repair costs, increased operating costs and reduced fleet utilization.

Our current business strategy includes the acquisition and operation of previously owned vessels. While we have the right to inspect previously owned vessels prior to purchase, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Previously owned vessels may have conditions or defects that we were not aware of when we bought the vessels and that may require us to incur costly repairs to the vessels, particularly since second-hand vessels generally do not receive the benefit of warranties. If this were to occur, such hidden defects or problems may be expensive to repair when detected and, if not detected, may result in accidents or other incidents for which we may become liable to third parties. Repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our costs. We do not expect to receive the benefit of warranties on previously owned vessels.

Our fleet has a combined capacity of 257,000 dwt and an average age of 22.2 years. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers and shippers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage or how and when vessels need to be dismantled and disposed of. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risk insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all risks that we may face or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions that may increase our costs.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and our ability to make interest payments.

We operate our vessels in markets that have seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, drybulk shipping rates have historically been lower during the fiscal quarters ended June 30 and September 30, and, conversely, have historically been higher in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for interest payments in the future.

We depend on COAs, which could lock us in at unfavorable rates for our shipping service for a certain amount of time.

Historically, we have depended in large part on COAs. While COAs provide a relatively stable and predictable source of income, they fix the rate we are paid for our drybulk shipping services. Once we have entered into a COA, factors beyond our control may cause the rates we are paid under that COA to become unprofitable. Nevertheless, we would be obligated to continue to perform at these rates for the terms of the COA, which could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes chartering-in vessels, which could result in certain material adverse effects on our business, results of operations and financial condition.

Our business strategy depends in part on our ability to charter-in vessels. If we are not able to find vessels to charter-in in the future, or to charter-in vessels at what we deem to be a reasonable rate, we may need to adjust our business strategy and we may experience material adverse effects on our business, results of operations and financial condition. In addition, if we charter-in a vessel and shipping rates were to subsequently decrease substantially or we were unable to find immediate employment for that vessel, our obligation under the charter to pay above-market rates may adversely affect our results of operations and financial condition.

Labor interruptions could disrupt our business.

Our vessels are crewed by seafarers who generally have one-year employment contracts with us. Industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and if, not resolved in a timely and cost-effective manner could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in other currencies, exchange rate fluctuations could adversely impact our results of operations and financial condition.

In 2006, we generated nearly all of our revenues in U.S. dollars but incurred approximately 81% of our expenses in U.S dollars and 19% in currencies other than the U.S. dollar, primarily the Euro, English Pound and Danish Kroner. A change in exchange rates could adversely impact our results of operations and financial condition.

It may be difficult to serve process on or enforce a United States judgment against our officers, our directors and us.

We are a public limited company incorporated under the laws of England and Wales. All of the Company’s directors and executive officers live outside of the United States. Substantially all of the assets of the Company’s directors and officers and the Company’s assets are located outside the United States. As a result, it may not be possible for you to serve process on such persons or the Company in the United States or enforce judgments obtained in U.S. courts against them or the Company to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, there is uncertainty as to whether the courts of the United Kingdom would (1) enforce judgments of United States courts obtained against us or our officers and directors predicated on the civil liability provisions of the United States federal or state securities laws, or (2) entertain original actions brought in courts in the United Kingdom against us or our officers and directors predicated on United States federal or state securities laws. As a result, it may be difficult for you to enforce judgments obtained in courts within or outside the United States against our directors and officers, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

Industry Specific Risk Factors

The international drybulk shipping industry is cyclical and volatile, which may lead to reductions and volatility in our charter or contract rates, vessel values and results of operations.

The international drybulk shipping industry is cyclical, with attendant volatility in charter hire rates, contract rates for COAs and profitability. The degree of charter hire and contract rate volatility among different types of drybulk carriers has varied widely. Although charter hire rates for drybulk vessels have declined from their peak levels, they are still high relative to historic levels. Fluctuations in charter and contract rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by marine vessels internationally. The factors affecting supply and demand for vessels and supply and demand for products or materials transported by drybulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for drybulk carriers include:

•       supply and demand for drybulk products;

•       the distance drybulk products are to be moved by sea;

•       the globalization of manufacturing;

•       global and regional economic and political conditions;

•       changes in global production of drybulk cargoes;

•       developments in international trade;

•       changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•       environmental and other regulatory developments; and

•       currency exchange rates.

The factors that influence the supply of drybulk carriers include:

•       the number of newbuilding deliveries;

•       the scrapping rate of older vessels;

•       the costs of building new vessels and drydocking vessels for repair;

•       changes in environmental and other regulations that may limit the useful life of vessels;

•       the number of vessels that are out of service;

•       vessel casualties; and

•       port or canal congestion.

Our ability to recharter or recontract our drybulk carriers upon the expiration or termination of their current time charters or COAs and the charter or contract rates payable under any renewal or replacement charters or COAs will depend upon, among other things, the then current state of the drybulk carrier market and the demand for the cargoes we carry, primarily coal. If the drybulk carrier market or the coal market is in a low period when our vessels’ charters or contracts expire, or we are trying to charter, or enter into COAs, with respect to newly acquired vessels, we may be forced to charter or contract them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Charter rates for drybulk carriers have been at historically high levels recently and future growth will depend on continued growth in the world economy.

Although charter hire rates for drybulk vessels have declined from their peak levels, they are still high relative to historic levels. We anticipate that future demand for our drybulk carriers and drybulk charter rates will be dependent, in part, upon continued economic growth in the Asia Pacific region and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower rates than we are able to offer.

Rising fuel prices may adversely affect our profits.

We bear the cost of fuel used to power our vessels in many of our shipping operations, including when our vessels are subject to COAs. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. A substantial increase in the cost of fuel in the future may adversely affect our profitability and reduce the competitiveness of our business versus other forms of transportation such as truck or rail.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and treaties, regional, national, state and local environmental and operational safety laws and regulations in force in the jurisdictions in which our vessels operate, including those described below, as well as in the country or countries of their registration. Because such conventions, treaties, laws and regulations are often revised, we cannot predict the ultimate cost of compliance or the impact thereof on the resale price or useful life of our vessels. Additional conventions, treaties, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our operations, and some of the conditions imposed by such governments and agencies to obtain or renew such authorizations may include requirements or conditions outside of our control.

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Any failure on our part to comply with the ISM Code may subject us to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territory (including the territorial waters) of a contracting state by discharge of persistent oil, subject to certain exceptions. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit the amount of liability is also forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance coverage. In jurisdictions where the CLC has not been adopted, various national legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Other international conventions may be relevant in certain circumstances, including MARPOL and SOLAS (which are discussed below). Various requirements under international conventions are also implemented directly through national legislation.

The United States Oil Pollution Act of 1990 or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of pollutants from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

In addition, in complying with OPA 90, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements and the associated plans for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and to require significant capital expenditures for our vessels to remain in compliance, or even to lead to the scrapping or selling of certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. In addition, as a result of accidents such as the November 2002 oil spill from the motor tanker Prestige, a 26 year old single-hull tanker (which was owned by a company unrelated to us), we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows and financial condition.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005, as well as the threat of future terrorist attacks in the United States or elsewhere, may cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Terrorists have specifically targeted vessels in the past, and there can be no assurance they will not do so in the future. The continuing conflict in Iraq may also lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, costs and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly.

The hull and machinery of large, ocean-going commercial vessels must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel.

A drybulk vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Certain claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. Such liens may arise in support of, among other things, claims by unpaid ship builders or ship repairers remaining in possession of the vessel, claims for salvage, claims for damage caused by a vessel in collision, claims for seamen’s wages, master’s wages and other employment benefits and master’s disbursements and claims for pilotage, as well as potential claims for necessary goods and services supplied to a vessel. This list should not be regarded as definitive or exhaustive, as the categories of claims giving rise to maritime liens, and the ranking of such liens, vary from one jurisdiction to another.

In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

In addition, in some jurisdictions, under the “sister ship” theory of liability, it may be possible for a claimant to arrest both the vessel subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, results of operations, cash flows and financial condition.

Risks Relating to the Notes and Our Other Indebtedness

The Indenture governing the notes imposes significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

The Indenture governing the notes will impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

•       incur additional debt;

•       pay dividends or make other restricted payments;

•       create or permit certain liens;

•       make investments;

•       sell vessels or certain other assets;

•       create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•       engage in transactions with affiliates; and

•       consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we will be required to use specified portions of our excess cash flow, if any, to make annual offers to repurchase notes, as described under “Description of Exchange Notes—Excess Cash Flow Offer.”

See “Description of Exchange Notes—Certain Covenants.” These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

In the event of foreclosure, the proceeds from a sale of the collateral securing the notes may not be sufficient to satisfy amounts due on the notes.

The exchange notes will be secured by, among other things, a first priority lien in favour of the trustee for the benefit of the holders of the exchange notes on our existing vessels, which include five drybulk vessels, five barges and three tugs, the vessels to be acquired with the net proceeds of the offering of the original notes. The amount to be received from a foreclosure or similar disposition of the collateral will depend upon numerous factors including market and economic conditions, the availability of buyers, the timing and manner of sale and similar factors. There can be no assurance that the collateral can or will be liquidated in a short period of time or at all. As a result, we cannot assure you that the proceeds of any sale of the collateral would be sufficient to satisfy amounts due on the notes. If the proceeds from the sale of the collateral are not sufficient to repay all amounts due on the notes, the holders of the notes would have only a senior unsecured claim against our remaining assets. Furthermore, the collateral will likely decline in value over time.

Because the notes were issued with “original issue discount,” you will be taxed on income in advance of the receipt of cash attributable to that income.

The notes were issued with original issue discount, or OID, for U.S. federal income tax purposes. As a result, a U.S. Holder will be required to include OID in its gross income periodically over the term of the notes before receipt of the cash or other payment attributable to such income. See “Taxation—Certain U.S. Federal Income Tax Considerations—Tax Treatment of U.S. Holders—Original Issue Discount.”

We may incur debt and acquire vessels in the future as our Indenture permits, and such vessels will not serve as collateral for the notes.

Under the terms of the Indenture, if we acquire vessels with funds other than the proceeds of the offering of the original notes and which are not otherwise restricted under the Indenture, such acquired vessels may not become collateral for the notes. If we were to default on our obligations under the notes, any vessels that are not collateral for the notes may not be available for satisfaction of claims of noteholders and may be subject to the claims of other creditors.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations, including the payment of interest on the notes.

We are a holding company, and our subsidiaries conduct all of our operations or own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations, including the payment of interest on the notes, depends on the ability of our subsidiaries to distribute funds to us.

We will have a substantial amount of indebtedness following the offering of original notes, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants of the notes and future credit facilities and make payments on our debt, including the notes.

As of December 31, 2006, we would have had total debt in the principal amount of $185 million. In addition, we intend to enter into a revolving credit agreement in the future. We may also incur additional debt in accordance with the terms of the Indenture, which may be secured in certain circumstances, to acquire vessels in the future.

Our level of debt could have important consequences for you, including the following:

•       we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•       we will need to use a substantial portion of our cash flows to pay interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•       we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•       we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•       our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to service our indebtedness and fund future capital expenditures will depend on our ability to generate cash from operations in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on the notes or any other outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, including payments on the notes, and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

We cannot assure you that an active trading market will develop for the notes, and the market price of the notes may be volatile.

Prior to the sale of the original notes, there has been no public market for any of the notes and we cannot assure you as to:

•       the liquidity of any such market that may develop;

•       your ability to sell your notes; or

•       the price at which you would be able to sell your notes.

If such a market were to exist, the notes could trade at prices that may be lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. The notes will be eligible for trading in The Portal Market. In addition, even though we have listed the notes on the Official List and the notes are admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange, we cannot assure you as to the development or liquidity of an active market for the notes. If an active market does not develop or is not maintained, the price and liquidity of the notes may be adversely affected.

You may not be able to sell your notes at a particular time or at a price favorable to you. Future trading prices of the notes will depend on many factors, including:

•       our operating performance and financial condition;

•       our ability to complete the offer to exchange the notes for registered notes or to register the notes for resale in the United States;

•       the interest of securities dealers in making a market;

•       any downgrade in the rating of the notes by a rating agency;

•       the market for similar securities; and

•       prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in prices. The market for the notes, if any, may be subject to similar disruptions. A disruption may have a negative effect on you as a holder of the notes, regardless of our prospects or performance.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of a change of control, holders of the notes will have the right to require us to repurchase all or any part of such holders’ notes at a price equal to 101% of the accreted value of the notes, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient funds at the time of the change of control to make the required repurchases. The source of any funds for any repurchase required as a result of a change of control will be our available cash or cash generated from our business operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required repurchases of the notes tendered. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

A court may void the guarantees of the notes or subordinate the guarantees to other obligations of the guarantors.

Although standards may vary depending upon applicable law, a court could void all or a portion of the guarantees of the notes or subordinate the guarantees to other obligations of the guarantors. If the claims of the holders of the notes against any guarantor were voided or held to be subordinated in favor of other creditors of that guarantor, the other creditors would be entitled to be paid in full before any payment could be made on the notes. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of the notes.

Maritime liens may arise and take priority over the liens securing the notes.

If maritime liens are attached to our vessels, such liens may take priority over the liens securing the notes. Maritime liens, such as liens for unpaid crew wages or personal injuries, may attach without any court action, registration or documentation and accordingly their existence cannot necessarily be identified. Maritime liens that attach to the collateral would reduce the amount available to our note holders for recovery in the event of a default on the notes.

Insolvency could adversely affect the ability of holders of the notes to enforce their rights under the notes.

There is a risk under English law that if we and/or our English subsidiaries were to go into liquidation, administration or other insolvency proceedings, or Insolvency, the ability of the holders of the notes to recover in full or in part may be impaired. In particular:

•       upon Insolvency, there may be inadequate funds available to pay the holders of the notes in full or in part. Insofar as the holders of the notes are secured creditors in an Insolvency, there may be inadequate funds to pay secured creditors;

•       secured debts pursuant to floating charges will rank in priority after the expenses of the liquidation and preferential debts (e.g. certain occupational pension obligations and amounts owed to employees);

•       a certain proportion of assets covered by any floating charge is “ring fenced” and made available pro-rata to unsecured creditors (which may include the holders of the notes for those purposes). The exact amount will depend upon the total value of our and our relevant subsidiaries’ property. Currently the total amount ring fenced cannot exceed £600,000. It is always possible that this amount might be increased by subsequent legislation; and

•       under English insolvency law, an administrator or liquidator, or Office Holder, of a company has certain powers to apply to an English court to challenge certain transactions entered into by a company. In particular:

•       as a transaction at an undervalue: where a company has, within the period of two years ending with the onset of insolvency, entered into a transaction with any person at an undervalue, the Office Holder may apply to the court for an order to restore the position to what it would have been if the company had not entered into that transaction. A company enters into a transaction with a person at an undervalue if the company makes a gift to that person or otherwise enters into a transaction with that person on terms that provide for the company to receive no consideration, or if the company enters into a transaction with that person for a consideration the value of which, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the company; and

•       as a preference: where a company has at a relevant time (within six months ending with the onset of insolvency or two years in the case of a “connected person”) given a preference to any person, the Office Holder may apply to the court for an order to restore the position to what it would have been if the company had not given that preference. A company gives a preference to a person if that person is one of the company’s creditors or a surety or guarantor for any of the company’s debts or other liabilities, and if the company does anything or suffers anything to be done which, in either case, has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position he would have been in if that thing had not been done.

Upon such an application, the court must make such order as it thinks fit but the court must not make such an order in respect of (i) a transaction at an undervalue if it is satisfied that the company which entered into the transaction did so in good faith and for the purpose of carrying on its business, and that, at the time it did so, there were reasonable grounds for believing that the transaction would benefit the company; or (ii) a preference given to any person unless the company which gave the preference was influenced in deciding to give it by a desire to produce, in relation to that person, the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, would be better than the position he would otherwise have been in.

It should be noted that pursuant to the European Union Regulation on Insolvency Proceedings 2000, the courts of the member state in which the debtor’s centre of main interests is situated has jurisdiction to open insolvency proceedings. There is a presumption that the centre of main interests will be where the company’s registered office is located, but this presumption can be rebutted by evidence to the contrary. In addition, the centre of main interests to the company may change over time. There is therefore a risk that if, on the facts at the time the relevant company is insolvent, the centre of our main interests or those of our relevant subsidiary may not be England but another member state. In those circumstances we and/or the relevant subsidiary as appropriate will be subject to insolvency proceedings and the insolvency laws of that member state. Further, subsidiary insolvency proceedings may be commenced in other EU states.

Insofar as a claim is accepted by the Liquidator, there may be a significant delay in obtaining any payment from the Liquidator as it will inevitably take the Liquidator time to realise the company’s assets. This delay is unlikely to be compensated in interest. The holders of notes may receive in exchange for their claims the recovery that could be substantially less than the amount of their claims, or even nothing, and any such recovery could be in the form of cash, new debt instruments or some other security. Further, the Liquidator’s ability to enforce security or collateral on behalf of the relevant company may be compromised by defects, procedural restrictions, consent of third parties and practical considerations as stated with the realisation of assets.

Insofar as assets exist in the form of vessels or cargoes, these may be subject to arrest in foreign jurisdictions, and the disposition of those assets will be subject to foreign law and procedure. It is therefore impossible to predict whether and to what extent the value of those assets will be available to any liquidator.

It is impossible to predict what recovery, if any, would be available to a holder of the note in an insolvency.

Changes in law may affect the notes.

No assurance can be given as to the impact of any possible change to U.S., English, Danish, Panamanian or Luxembourg law, tax, regulatory or administrative practice after the date of this document.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under our registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes, the terms of which are identical in all material respects to those of the original notes. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive original notes in a like principal amount. The original notes surrendered in exchange for the exchange notes will be cancelled and cannot be reissued. The issuance of the exchange notes will not result in any change in our aggregate indebtedness.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth historical consolidated financial data and other operating data of Britannia Bulk Plc. The summary consolidated historical financial data of Britannia Bulk Plc as of and for the years ended December 31, 2003, 2004 and 2005, and the six-months ended June 30, 2006 are derived from our audited consolidated financial statements. The consolidated financial data for the six-months ended June 30, 2005 are derived from our unaudited financial statements. We have prepared the unaudited information on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

The data in the following tables should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes included in this prospectus. The tables should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues:
Contract of affreightment and voyage revenues	$—	$39,869	$144,318	$74,422	$79,290
Time charter revenues	—	654	33,295	19,726	5,718
Demurrage and other revenues	—	1,602	6,972	5,265	2,581
Total revenues	$—	$42,125	$184,585	$99,413	$87,589
Operating Expenses:
Voyage expenses	$—	$11,893	$49,347	$22,698	$34,336
Charter hire expenses	—	16,322	95,937	50,553	31,582
Commissions	—	1,083	4,265	2,750	1,507
Vessel operating expenses	—	2,802	12,137	5,718	7,985
Depreciation and amortization	—	1,114	9,341	3,465	5,872
General and administrative	4	148	3,666	1,944	3,554
Expense to related parties	—	799	131	131	—
Foreign currency translation gains and losses, net	—	88	120	90	44
Total operating expenses	$4	$34,249	$174,944	$87,349	$84,880
Operating income (loss)	$(4)	$7,876	$9,641	$12,064	$2,709
Minority interest expense	—	—	(28)	—	(19)
Interest income	—	23	272	117	161
Interest expense	—	(271)	(1,353)	(636)	(892)
Income (loss) before taxes	$(4)	$7,628	$8,532	$11,545	$1,959
Provision for taxes	—	(49)	(284)	(143)	(129)
Net income (loss)	$(4)	$7,579	$8,248	$11,402	$1,830
Other ratios
Ratio of earnings to fixed charges	—	19x	7x	—	3x
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating activities	$—	$2,922	$14,410	$8,063	$1,910
Net cash used in investing activities	—	(24,888)	(27,850)	(11,496)	(315)
Net cash (used in) provided by financing activities	—	31,292	10,514	609	(2,396)
BALANCE SHEET DATA:
Cash		$9,327	$6,401		$5,600
Vessels and other fixed assets, net		24,169	47,678		44,511
Long-term debt, including current portion		15,962	26,200		23,810
Minority interest		—	35		54
Total shareholders’ equity		12,566	32,027		33,870
OTHER FINANCIAL DATA:
EBITDA(1)	(4)	8,990	18,954	15,529	8,562
OPERATING STATISTICS:
Number of vessels at period end	—	4	12	5	12
Tons shipped (in millions)	N/A	N/A	8.2	3.7	5.8

(1)             EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	($ in thousands)
Net income (loss)	$(4)	$7,579	$8,248	$11,402	$1,830
Plus:
Interest expense, net	—	248	1,081	519	731
Provision for taxes	—	49	284	143	129
Depreciation and amortization	—	1,114	9,341	3,465	5,872
EBITDA	$(4)	$8,990	$18,954	$15,529	$8,562

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the following discussion and in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Our Company

We are an international provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region, primarily to northern and western Europe. Our fleet consists of five drybulk vessels, five barges and three tugs, and we intend to use a significant portion of the proceeds of the offering of the original notes to acquire additional drybulk vessels to expand our business relationship with existing customers and to pursue new customers in the Baltic market. In addition to the vessels we own, we routinely charter-in additional vessels to increase vessel capacity and maximize overall profitability. We were founded in 1999 and commenced operations in 2004.

We derive our revenue primarily from the transportation of coal and other drybulk cargoes in the Baltic region. This region represents a niche market in the international drybulk shipping industry, with unique characteristics such as a predominance of short-haul trades, substantial regulatory requirements and icy conditions. Drybulk transportation in this region is an expanding market and has increased substantially in recent years due to increased exports of Russian coal to Europe.

A significant portion of our revenue is earned through COAs. COAs are contracts between a shipper of cargo and a customer pursuant to which the shipper agrees with the customer to transport up to a certain amount of cargo between certain designated ports. COAs generally provide us with a minimum and maximum tonnage demand at a fixed price for the term of the contract, while our customers receive guaranteed transportation capacity at a fixed price. We believe the coal trade in the Baltic region often relies on COAs rather than voyage or time charters primarily because of the predominance of short-haul trades and the fixed contractual relationships between producers and end-users of coal. The terms of our COAs typically range from four weeks to two years. Since COAs do not specify the vessel required to transport the drybulk commodities, we maintain the flexibility to deploy our fleet in the most advantageous and economical manner. These COAs are negotiated year round, but the majority of the contracts are bid for during the months of October through December.

Factors Affecting Our Results of Operations

We believe the important measures for analyzing trends in our results of operations consist of the following:

Ownership days.   We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Available days.   We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Operating days.   We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet utilization.   We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

TCE rates.   We define TCE rates as our revenues (net of voyage expenses and commissions) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters or COAs, because charterhire rates for vessels on voyage charters and COAs are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use TCE rates to improve the comparability between periods of reported revenues that are generated by the different forms of charters.

Daily vessel operating expenses.   We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

The following table reflects our ownership days, off hire days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated.

Vessel Name	Ownership days	Available Days	Operating days	Fleet utilization	TCE rates		Daily vessel operating expenses
Year Ended December 31, 2004
Explorer II(1)	32	24	24	100%	$21,867		$4,739
Challenger II(1)	93	92	92	100%	24,178		5,839
Adventure II	219	219	219	100%	16,974		4,870
Voyager II	36	36	36	100%	21,845		9,986
Year ended December 31, 2005
Explorer II	365	365	365	100%	21,581		4,381
Challenger II	365	365	365	100%	19,850		4,246
Adventure II	365	264	264	100%	17,952		4,888
Voyager II	365	365	365	100%	16,885		6,372
Discovery II	250	250	250	100%	12,722		8,211
Six-Month Period Ended June 30, 2006
Explorer II	181	124	124	100%	13,622		5,727
Challenger II	181	134	134	100%	13,966		5,579
Adventure II	181	181	181	100%	13,324		5,624
Voyager II	181	181	181	100%	14,846		5,433
Discovery II	181	181	181	100%	13,091		5,926
Tugs & Barges (in aggregate)	181	181	181	100%	29,447	(2)	9,792	(2)

(1)          In connection with the acquisition of the subsidiaries owning these vessels, we assumed drydocking expenses incurred by the previous owners prior to us taking delivery of the vessels.

(2)          Due to the complementary nature of these vessels, we did not prepare separate TCE rates and daily vessel operating expenses but are presenting aggregate values instead.

Revenues

Our revenues are driven primarily by the number of vessels in our owned and chartered-in fleet, the number of days during which our vessels operate and the amount of daily and per unit rates that our vessels earn under COAs and charters, that, in turn, are affected by a number of factors, including:

•       the duration of our COAs and charters;

•       our decisions relating to vessel acquisitions and disposals;

•       the amount of time that we spend positioning our vessels;

•       the amount of time that our vessels spend in drydock undergoing repairs;

•       maintenance and upgrade work;

•       the age, condition and specifications of our vessels;

•       levels of supply and demand in the drybulk shipping industry; and

•       other factors affecting market charter or contract rates for drybulk carriers.

Our revenues have grown significantly since we began operations as a result of the enlargement of our fleet, which has increased our ownership, available and operating days. At the same time, we believe that the effectiveness of the measures that we have undertaken to minimize periods during which our vessels are off-hire, including effective maintenance programs and experienced crew selection, should enable us to maintain relatively high vessel utilization rates. In addition, to the extent we are able to procure profitable employment for the additional vessels we intend to acquire with the proceeds of this offering, revenues are expected to increase.

Voyage Expenses

We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on COAs and voyage charters because these expenses are for the account of the vessel owner.

As is common in the shipping industry, we pay brokerage commissions ranging from 1.25% to 8% of the total daily charterhire or per ton rate of each charter or contract to unaffiliated ship brokers and in-house brokers associated with the customers, depending on the number of brokers involved with arranging the charter or contract. We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our voyage expenses will increase as we acquire additional vessels with proceeds of the notes offering.

Charter Hire Expenses

Charter hire expenses include payments made for tonnage chartered-in from third party owners. This expense is affected by the then-existing market for drybulk vessel charter rates.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. Our expenses may also be affected by factors beyond our control, some of which may affect the shipping industry in general, including development relating to market prices for insurance. We expect these expenses to increase as we acquire additional vessels with proceeds from this offering.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore vessel-related expenses such as legal and professional expenses, and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent. We expect general and administrative expenses to increase as a result of the expansion of our fleet, costs related to this offering and the costs associated with running a public reporting company, including the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, and costs related to compliance with applicable United States securities laws and accounting principles.

Depreciation

We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years for drybulk vessels and barges and thirty years for tugs, which we believe is common in the drybulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $200 per lightweight ton, which we also believe is standard in the drybulk shipping industry. Vessels that are beyond their useful life will be depreciated on a straight-line basis from the date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension). We expect depreciation charges will increase due to the planned expansion of our fleet.

Net Interest Expense

While we expect to use the proceeds of this offering to repay a portion of our outstanding debt, we historically have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We expect interest expense to increase after completion of this offering.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. We do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

To date, we have acquired all of our vessels free of charter. Although vessels are generally acquired free of charter, we may in the future acquire some vessels with time charters. Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or free of charter) as the acquisition of an asset rather than a business. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Results of Operations

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenue decreased by $11.8 million, or 12%, to $87.6 million for the six months ended June 30, 2006 compared to $99.4 million for the year six months ended June 30, 2005.

The dry bulk rate environment for the six-month period ended June 30, 2006 was substantially lower compared to the same period in 2005. As such, we earned lower rates on all charters or contracts other than existing COAs with fixed, long-term rates. Chartered-in tonnage activity was slightly down and larger percentage of voyages were made using our owned fleet. For the six-month period ended June 30, 2005 we had a total number of voyage days of 3,784.30 compared to 2,971.29 chartered-in tonnage voyage days. For the six-month period ended June 30, 2006 we had a total number of voyage days of 4,491.16 compared to 2,700.01 chartered-in tonnage voyage days.

A portion of COAs performed during the six months ended June 30, 2006 were contracted during 2005, and a portion of COAs performed during the six months ended June 30, 2005 were contracted during 2004. Because the drybulk market during 2004 was generally stronger than during 2005, COA rates for 2005 were generally higher than 2006. In addition, we drydocked two vessels during the six-month period ended June 30, 2006 resulting in a loss of 104 available days.

Operating expenses decreased by $2.5 million, or 3%, to $84.9 million for the six months ended June 30, 2006 compared to $87.3 million for the six months ended June 30, 2005. Voyage expenses increased due to an increase in port and bunker costs. Charter hire expenses decreased due to a decrease in the number of charter-in voyage days as well as a decline in charter hire rates in accordance with market conditions. Vessel operating expenses increased due partly to the acquisition of four barges and three tug vessels in December 2005.

Administrative expenses increased by $1.6 million, or 83%, to $3.6 million for the six months ended June 30, 2006 compared to $1.9 million for the six months ended June 30, 2005. The increase relates mainly to the acquisition of the operations in Denmark and staff bonuses paid to our employees.

Interest expense increased by $0.3 million, or 40%, to $0.9 million for the six months ended June 30, 2006 compared to $0.6 million for the six months ended June 30, 2005. This increase was primarily due to the additional $11.2 million of debt raised to acquire our four barge and three tug vessels.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue increased by $142.5 million to $184.6 million for the year ended December 31, 2005 compared to $42.1 million for the year ended December 31, 2004. Although drybulk rates were generally lower in 2005, revenue increased due to an increase in our owned fleet as well as an increased level in chartering-in activities. A portion of our COAs performed during 2005 were contracted during 2004 and reflected the high market levels of 2004, which reduced the Company’s exposure to the general decline of the market during 2005.

Operating expenses increased by $140.7 million to $174.9 million for the year ended December 31, 2005 compared to $34.2 million for the year ended December 31, 2004. This increase was largely attributable to the increase in the number of operating days for our owned fleet as well as higher charter hire expenses resulting from the increased number of chartered-in days. During 2004, at the request of some of our customers, we chartered-in a number of Panamax vessels on period time charters, some of which subsequently became unprofitable. However, we believe this has given us an entry point into the Panamax market.

Administrative expenses increased $3.5 million to $3.7 million for the year ended December 31, 2005 compared to $0.1 million for the year ended December 31, 2004. This increase was primarily due to an increased headcount as we hired additional chartering and operations staff.

Interest expense increased $1.1 million to $1.4 million for the year ended December 31, 2005 compared to $0.3 million for the year ended December 31, 2004. The reason for the increase was an additional drawdown to acquire Discovery II. We also took out an additional loan for working capital purposes with Cowper Limited for $3 million in September 2005.

Liquidity and Capital Resources

To date we have financed our capital requirements with cash flow from operations, equity contributions and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures and the repayment of bank debt. We will require capital to fund ongoing operations, acquisitions and debt service.

Net Cash Provided by Operating Activities

Cash provided by operating activities increased by $11.5 million, or 393%, to $14.4 million for the year ended December 31, 2005 compared to $2.9 million for the same period in 2004. This increase was primarily attributable to the increase in the number of operating days and chartered-in activities during the period, which more than offset the effects of an overall weakening in the spot market and resulted in increased revenues. We paid $6.4 million in drydocking costs related to Explorer II and Challenger II in 2004. An additional $2.1 million of drydocking cost was incurred related to the Adventure II in 2005.

Net cash provided by operating activities decreased by $6.2 million, or 76%, to $1.9 million for the six months ended June 30, 2006, compared to $8.1 million for the six months ended June 30, 2005. This decrease was primarily due to a decrease in the drybulk rate environment and chartered-in activities during the period. We paid $4.7 million in drydocking costs related to Explorer II and Challenger II.

Net Cash Used in Investing Activities

Net cash used in investing activities was $24.9 million in 2004. This was paid in connection with the acquisition of Explorer II, Challenger II, Adventure II, and Voyager II. Net cash used in investing activities was $27.9 million in 2005, which included the acquisition of Discovery II, certain of our tug and barge vessels and Svendborg. Net cash used in investing activities was $0.3 million for the six months ended June 30, 2006, compared to $11.5 million for the same period in 2005, during which time we purchased our tug and barge vessels.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $31.3 million in 2004, $16.0 million of which resulted from borrowing to partially finance the acquisition of Explorer II, Challenger II, Adventure II, and Voyager II. Net cash provided by financing activities was $10.5 million for 2005, $19.5 million of which resulted from borrowing to partially finance the acquisition of the tug and barge vessels and the purchase of Discovery II. Net cash provided by financing activities was $(2.4) million for the six months ended June 30, 2006, compared to $0.6 million for the same period in 2005. During the six months ended June 30, 2005, we received additional borrowings of $0.8 million and made a payment with respect to deferred financing costs of $0.2 million. During the six months ended June 30, 2006, we repaid $2.4 million of borrowings and drew funds from a loan with Nordea Bank dated May 30, 2006.

Vessel Prices

Vessel prices, both for newbuilds and secondhand vessels, have increased significantly during the past three years as a result of the strength of the drybulk shipping industry. Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, construction prices for all newbuild vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

Our growth strategy is to leverage our existing competitive strengths to continue to expand our business. We anticipate that the continued upgrade and expansion of our fleet will continue to be a key component of our strategy. In addition, we believe that our customer oriented approach and Baltic region operational experience provide us with the opportunity to expand our business by providing high-quality services to our existing customers.

New Credit Facility

We plan to enter into a new secured revolving credit facility to fund our working capital requirements. We cannot assure you that we will be able to successfully enter into any such agreement, and if so, that the terms governing such agreement will be deemed favorable by you.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2006:

	Less than One Year		One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands)
Long-term debt obligations	$	— —	—	185,000	—	$185,000

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our current commitment for capital expenditures relates to the Panamax vessels for which we have entered into a Memorandum of Agreement for a purchase price of approximately $65.2 million , of which we paid $6.5 millionas deposit. These deposits were financed with a portion of the net proceeds from the offering of the original notes. In addition, we intend to pay the final installment on these vessels, as well as acquire additional drybulk carriers, with a portion of the net proceeds of the offering of the original notes.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs through 2011 for the five vessels, three tugs and five barges currently in our fleet to be:

Year	Estimated Drydocking Costs
($ in millions)
2007	7.0
2008	6.5
2009	7.5
2010	8.0
2011	12.0

Includes approximate costs for 2007, 2008 and subsequent years due to delivery of new vessel acquisitions. We believe that the funding of these costs will be met with cash we generate from operations.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Qualitative and Quantitative Market Risk

Interest Rates

Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. During 2005 and the first six months of 2006, we paid interest on this debt based on LIBOR plus margins ranging from 0.95% to 2% on our bank loans. Following the completion of the offering and repayment of our outstanding debt, we do not expect to have material exposure to interest rate changes because we do not expect to have significant floating rate debt outstanding.

Currency and Exchange Rates

We generate 98% of our revenues in U.S. dollars, and currently incur 20% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro/Pound/Danish Kroner. For accounting purposes, expenses incurred in Euro/Pound/Danish Kroner are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro/Pound/Danish Kroners, which could affect the amount of cash flow we generate in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this prospectus.

Revenue recognition—Revenuesare generated from COAs, time charter and voyage agreements. Revenues from time charters are recognized ratably over the periods of such charters. COAs and voyage charter revenues are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Losses on voyages are provided for in full at the time such losses can be estimated. Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Demurrage income is recognized ratably over the duration of the voyage charter.

Depreciation—Vessels and other fixed assets, net are stated at cost less accumulated depreciation. Vessels and other fixed assets are depreciated when the asset is ready for its intended use.

Depreciation is calculated, based on cost, less estimated residual value, using the straight-line method, over the remaining economic life of each asset. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the assets remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred.

Following are the estimated useful lives of vessels and other fixed assets:

i.      Vessels under 25 years old—on a straight line basis over their remaining lives of 25 years from the date of construction.

ii.     Vessels over 25 years old—on a straight line basis from date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension).

iii.    Tugs and barges—on a straight line basis over their estimated useful lives of 30 and 25 years, respectively from the date of construction.

iv.    Furniture and fixtures—on a straight line basis over its estimated useful lives, ranging from four to 10 years.

v.      Buildings—on a straight line basis over its estimated useful life of 50 years.

Impairment of long-lived assets, intangible assets and goodwill—We follow SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimates of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is considered impaired. Measurement of the impairment loss is based on the difference between the net book value of the asset and its fair value as provided by third parties. In this respect, we regularly review the carrying value of each vessel in comparison with its fair value. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their estimated useful lives.

Deferred drydocking costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel’s drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. On acquisition an estimate is made of drydock costs included in the purchase price of a vessel and allocated accordingly.

BUSINESS

Our Company

We are an international provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region, primarily to northern and western Europe. Our existing fleet consists of five drybulk vessels, five barges and three tugs, and we intend to use a significant portion of the proceeds of this offering to acquire additional drybulk vessels to expand our presence in the Baltic market. In addition to the vessels we own, we routinely charter-in vessels to increase our service capacity and maximize overall profitability.

We derive our revenue primarily from the transportation of coal and other drybulk cargoes in the Baltic region. This region represents a niche market in the international drybulk shipping industry, with unique characteristics such as a predominance of short-haul trades, substantial regulatory requirements and icy conditions. Drybulk transportation in this region is an expanding market, which has increased substantially in recent years due to increased exports of Russian coal to Europe. A significant portion of our revenue is earned under COAs, under which we deliver certain amounts of cargo for our customers over terms ranging from four weeks to two years. For the fiscal year ended December 31, 2005, we generated revenue and EBITDA of approximately $184.6 million and $19.0 million, respectively. For the six-month period ended June 30, 2006, we generated revenue and EBITDA of approximately $87.6 million and $8.6 million, respectively. For the definition of EBITDA and its reconciliation to net income, see footnote (1) under “Summary Consolidated Financial and Other Data.”

Our management team provides the strategic and commercial management of our fleet. A majority of our management team has worked together for approximately 13 years, including 11 years prior to joining us. Our team has a diverse international background and speaks a variety of languages, which enables us to more effectively communicate and develop deeper relationships with our wide-ranging base of customers. The technical aspects of our operations are managed by our majority-owned subsidiary, Svendborg, which has extensive expertise in vessel operations in the Baltic region.

Corporate Structure

All of our subsidiaries are wholly-owned except Svendborg Ship Management A/S, of which we own 68% of its outstanding ordinary shares, and Britannia Bulkers Plc, of which we own 99.99% of its outstanding ordinary shares.

Our Fleet and Operations

Fleet

Our initial fleet consisted of three Handymax and two Handysize drybulk vessels, which we acquired in 2004 and the first half of 2005. In December 2005, we took delivery of three tug boats and four barges, and in October 2006, we acquired an additional barge. Our existing fleet has a combined capacity of approximately 257,000 dwt. In addition, we intend to use a significant portion of the net proceeds of the offering of the original notes to acquire additional vessels to meet growing demand in the Baltic market, including two Panamax vessels of which we expect to take delivery of prior to the end of February and end of April 2007 respectively.

Please see “Summary—Acquisition of Vessels” and “Use of Proceeds” included elsewhere in this prospectus.

The following table lists the vessels in our existing fleet.

Vessel Name	dwt	Year Built	Date Acquired	Price
Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100,000
Challenger II	39,814	1977	September 30, 2004	2,100,000
Adventure II	38,871	1980	May 27, 2004	7,100,000
Voyager II	33,288	1986	November 26, 2004	13,775,515
Discovery II	32,813	1984	April 8, 2005	11,500,000
Barges
Drejoe II	15,709	1991	December 1, 2005	$2,138,000
Hjortoe II	15,709	1992	December 1, 2005	2,138,000
Sioe II	15,709	1991	December 1, 2005	2,138,000
Skaroe II	15,709	1992	December 1, 2005	2,138,000
Iholm II	9,330	1979	October 2, 2006	1,400,000
Tugs
Bregninge II		1984	December 1, 2005	$1,584,000
Troense II		1983	December 1, 2005	1,584,000
Vindeby II		1981	December 1, 2005	1,584,000

Drybulk Vessels

Our drybulk vessels principally focus on the transportation of coal from exporters in Russia to end-users in northern and western Europe. Coal shipments accounted for approximately 79% and 80% of our total tons shipped for the fiscal year ended December 31, 2005 and the fiscal year ended December 31, 2006, respectively. In addition to shipping coal, our vessels also transport grains and minor bulks, including steel products, iron ore, forest products and fertilizers. Two of our drybulk vessels are Ice Classed, which permits them to operate in shipping lanes with icy conditions. Certain of our vessels are geared, which means they are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

Tugs and Barges

Our tugs and barges are principally used to serve ports that are too small to accept traditional drybulk vessels. Our tugs are used to push the barges, with the typical route being the intra-Baltic. Customers for these vessels include Danish and German power companies that often utilize special ports and discharging facilities. In addition, these vessels are less expensive to operate than traditional drybulk vessels. This additional capacity has permitted us to expand our areas of operation and increase our market share in the Baltic region.

Operations

A significant portion of our revenue is generated through COAs. We also employ substantially all of our owned fleet service capacity through COAs. In addition, a significant amount of additional single voyage business is obtained through relationships with our COA customers. These COA customers, through COAs and single voyage charters, accounted for approximately 69% of our total tons shipped for the six-month period ended June 30, 2006.

COAs are contracts between a carrier of cargo and a customer pursuant to which the carrier agrees to ship up to a certain amount of cargo for the customer between certain designated ports. COAs provide us with minimum and maximum tonnage demand at a fixed price for the term of the contract, while our customers receive guaranteed transportation capacity at a fixed price. We believe the coal trade in the

Baltic region often relies on COAs rather than voyage or time charters because of the predominance of short-haul trades and the fixed contractual relationships between producers and end-users of coal. The terms of our COAs typically range from four weeks to two years. Because COAs do not specify the vessel required to transport the drybulk commodities, we maintain the flexibility to deploy our fleet in the most advantageous and economical manner. As of December 31, 2006, we have secured COAs for the shipment of over 6.5 million tons of cargo, of which 4.4 million tons are scheduled to be shipped in 2007 and 0.6 million tons are scheduled to be shipped in 2008.

COAs in the Baltic region are negotiated year round, but the majority of the contracts are bid for during the months of October through December. Due to the special nature of the Baltic drybulk trade, companies often generate repeat business based on the quality of the service provided. We have achieved high levels of repeat business, which we believe is due to the quality of our vessels and the services we provide. When our vessels are serving COAs, we are responsible for paying all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.

Our business and operational strategies include both owning and chartering-in vessels. Our owned vessels provide us with base capacity from which we can meet our long-term COA obligations, gain exposure to charterers in the market and make credible bids for COAs. Our vessel ownership also reduces our tax liability in the U.K.’s tonnage tax system. We believe that employment for our fleet under COAs provides a unique opportunity to generate stable and visible cash flows while providing us with the flexibility to actively manage our fleet.

We routinely charter our drybulk carriers to customers for time charters and charter-in vessels under time charters to increase our service capacity. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel remains the responsibility of the vessel owner, which is generally responsible for the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay commissions ranging from 1.25% to 8.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter.

Technical Management

In 2005, we acquired 68% of Svendborg, with its employees owning the remainder of its outstanding share capital. Svendborg and its Danish affiliate are based in Svendborg, Denmark, with 11 employees averaging over 20 years of experience. It has experience managing several types of drybulk vessels, including tweendeckers, tugs and barges and bulk carriers and manages no vessels except those owned by our subsidiaries.

Svendborg carries out the critical ship management functions of vessel maintenance, crewing, shipyard supervision, insurance and financial management services for our fleet. Svendborg establishes key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. We believe that the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare part ordering.

Svendborg’s particular expertise is operating vessels in icy and ice-covered conditions. This allows us to compete effectively for charter or contract opportunities requiring capabilities that many of our peers in the drybulk industry do not presently possess or are unable to provide. In addition, Svendborg’s office is located in an area known as the Great Belt, where many of our vessels routinely operate. This proximity to our vessels allows Svendborg to quickly respond to issues arising on our vessels.

Currently, Svendborg exclusively manages our vessels but may in the future manage vessels for other parties. From time to time, Svendborg is engaged by parties such as the World Food Program, United Nations and the U.S. Armed Forces governments and supranational organizations to aid in the development of logistics.

Safety and environmental compliance are among our top operational priorities. We have achieved certification under the standards of the International Standards Organization (or ISO). Svendborg Marine Surveyors A/S has achieved ISO 9001 certification under Lloyds Register Copenhagen. Svendborg and Britannia Bulk DK A/S have achieved International Standards Management (or ISM) certification under Isthmus Business Shipping (IBS) and Lloyds Register Copenhagen, respectively. As part of our ISM Code compliance, all of our vessels’ safety management certificates are maintained through ongoing internal audits by Svendborg Marine Surveyors A/S.

Employees

We have a team of 37 shore-based employees, including 12 at Svendborg and its Danish affiliate. Our personnel have substantial shipping experience and together speak over 10 languages. In addition, we currently have approximately 150 seafaring employees.

Our Competitive Strengths

We believe our competitive strengths include:

Strong Client Relationships Through a Customer-Oriented Approach.   We maintain strong relationships with a number of high-quality customers, including Glencore, SUEK, and Weglokoks. In 2005, we were Glencore’s largest carrier, by number of shipments completed. Through these core relationships and our ability to meet our customers’ shipping needs utilizing creative solutions, we believe we have established ourselves as one of the preferred drybulk carriers in the Baltic. In addition to vessel operation and chartering, we also provide clients with solutions to potential issues involving drybulk transportation, including port modifications, crew training and resource optimization. We believe this service results in a stronger relationship with our customers that enhances our customer retention and creates new business opportunities.

Stable Cash Flows from COAs and High Renewal Rates.   A significant portion of our revenue is generated through COAs with terms of up to two years. COAs are generally at fixed rates, providing us with relatively visible, stable and predictable cash flows in the near to medium term. Substantially all of our owned vessel fleet services capacity is employed through COAs. We also enjoy stable cash flows due to repeat business from existing customers. Tonnage shipped for repeat customers represents over 75% of our overall tonnage shipped for the six-month period ended June 30, 2006. We believe this repeat business is due to our familiarity with, local regulations and conditions, including load and discharge ports, and our reputation for reliability.

Baltic Region Operational Expertise.   The Baltic drybulk market is characterized by many unique requirements. As a result of our extensive experience in this market, we are familiar with the increased regulatory and safety requirements, local port conditions, stringent port inspections, crewing regulations and icy conditions. Our management and our technical managers, Svendborg, have substantial experience in this market and generally have been able to safely operate vessels in this environment. We believe our market position generally improves during the winter months as a substantial number of our competitors are either unable or unwilling to operate in icy conditions.

Experienced and Motivated Management Team and Employees.   Our management team has extensive experience averaging approximately 17 years of experience in the marine freight industry. In addition, our shore-based employees together speak more than ten languages, which we believe greatly enhances our marketing opportunities, customer relationships and provision of services in the highly diverse Baltic region. Further, our technical management is performed in-house by Svendborg. Our management team is highly incentivized as certain members own a substantial majority of the equity interests in the Company.

Our Business Strategy

We intend to increase our profitability and strengthen our core business through the following principal strategies.

Emphasize Customer-Oriented Solutions.   We intend to provide our services as one of the most efficient and highest quality transportation solution providers in the Baltic drybulk market. We actively work with our customers to determine the best transportation solution to meet their specific shipping requirements as well as consult with these customers to resolve potential transportation and logistical issues. In addition, we routinely utilize chartered-in vessels in order to better serve our customers’ needs.

Focus on Baltic Region Niche.   We intend to continue our focus on drybulk transportation in the Baltic, as demand for drybulk shipping services is expanding due to increased demand for Russian coal. We believe our management team, as well as Svendborg, have unique experience and operational capabilities in this region that gives us a competitive advantage over many competitors who focus on standard drybulk routes and cargoes. Our planned acquisition of additional vessels is expected to further strengthen our position as one of the most well-recognized carriers in the Baltic region.

Expand Service Offerings and Customer Base.   Through our existing fleet and proposed acquisition of additional vessels, we intend to pursue growth and expansion opportunities with existing and new customers. As European imports of Russian coal continue to increase, we expect our existing customers to require additional drybulk transportation services. Additionally, much of the port development in Russia is focused on being able to load larger vessels. We intend to utilize our acquisitions to meet these needs as well as expand our customer base to other customers in the region.

Optimize Operations Through COAs and Chartering-In Vessels.   Our business and operational strategies seek to optimize our operations through obtaining COAs and chartering-in vessels. We believe this strategy will continue to provide us with stable and visible cash flows, while allowing us to better serve our customers’ needs through greater flexibility to actively manage our fleet.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and significantly affected by supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax and smaller class sectors dry bulk carriers. Ownership of dry bulk carriers is highly fragmented and is divided among approximately 1,500 independent bulk carrier owners. Our principal competitors are Polish Steamship Company, Murmansk Shipping, ESL Shipping and a number of other operators.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our vessels. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We believe that we have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, additional or amended laws and regulations and related guidance, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or appropriate approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Property

We lease office space in London, United Kingdom where our principal office is located and we own real estate property in Svendborg, Denmark. Our interests in the vessels in our fleet are our only other material properties.

Environmental and Other Regulations

Governmental and other regulation significantly affects the ownership and operation of drybulk carriers. A variety of government and private entities subject drybulk vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers or COA counterparties, and terminal operators. Certain of these entities will require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

The heightened level of environmental and quality concerns among funders, insurance underwriters, regulators and charterers may lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry as well as increasing the costs of dismantling vessels. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with local and international regulations.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. This includes the 1973/78 International Convention for the Prevention of Pollution from Ships (the “1973/78 MARPOL Convention”). Several Annexes have been agreed upon under MARPOL covering the prevention of pollution by oil, noxious liquids, garbage, etc. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI, set limits on emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. These requirements have been adopted by the European Union in Directive 2005/33/EC (amending Directive 1999/32/EC), which requires, among other things, a 0.1% sulfur limit for fuels used by seagoing ships while at berth in EU ports as of 2010. The vessels that we currently own and that we will acquire will be in compliance with Annex VI regulations.

The operation of drybulk carriers is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•       natural resources damage and the costs of assessment thereof;

•       real and personal property damage;

•       net loss of taxes, royalties, rents, fees and other lost revenues;

•       lost profits or impairment of earning capacity due to property or natural resources damage; and

•       net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Legislation is currently pending in the United States Congress that would increase these limits of liability to $950 per gross ton or $800,000.

We intend to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed this insurance coverage, that could have an adverse effect on our business.

OPA requires owners and operators of vessels entering and operating in U.S. territorial waters to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current U.S. Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. However, certificates of financial responsibility are currently readily available on commercial terms from other providers.

The United States Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company will comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states of the United States to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

In September 2005, the European Union promulgated Directive 2005/35, which provided for civil and criminal liability for oil spills. That directive is subject to a legal challenge that has been referred to a tribunal at the European Court of Justice. A decision is not expected in that appeal until January 2007.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil (subject to certain exceptions). The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

On June 14, 2006, the Protocol on Preparedness, Response and Co-operation to Pollution Incidents by Hazardous and Noxious Substances, 2000 (OPRC-HNS Protocol) was ratified. This Protocol follows the principles of the International Convention on Oil Pollution Preparedness, Response and Co-operation, 1990 and is intended to provide a global framework for international cooperation in combating major incidents or threats of marine pollution from “Hazardous and Noxious” substances. That term generally applies to any substance other than oil that is likely to create hazards to human health, marine life or interfere with legitimate uses of the seas. Vessels will be required to develop a shipboard emergency plan to deal specifically with incidents involving these substances. Parties to the convention will be required to adopt implementing legislation. We cannot assure you that the costs of complying with the requirements of this convention will not be material. Under the terms of the protocol, these requirements will come into force and effect on June 14, 2007.

In 2004, the European Community issued regulation 725/2004 to implement SOLAS X1-2 and the ISPS Code.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•       on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•       on-board installation of ship security alert systems;

•       the development of vessel security plans; and

•       compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement and comply with the various security measures addressed by the MTSA, SOLAS and the ISPS Code to the extent they are applicable to us or our vessels.

In EC Regulation 725/2004, the European Community issued regulation 725/2004 to implement SOLA5 X1-2 and the ISPS Code.

Inspection by Classification Societies

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and /or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•       Annual Surveys.   For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•       Intermediate Surveys.   “Mini” special surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. At the intermediate survey, subject to the age of the vessel, all of the vessel’s departments are thoroughly examined, and ultrasonic measurements of steel plates are carried out as per classification requirements. Should the thickness be found to be less than class rules, the classification society will recommend steel renewals.

•       Class Renewal Surveys.   Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation”, which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies (IACS). Our tugs and barges and one of our drybulk vessels are certified as being “in class” by Lloyd’s Register of Shipping and our remaining four drybulk vessels are certified as being “in class” by Registro Italiano Navale (RINA) (Italian Classification Society) or any other society member of IACS as applicable, and all secondhand vessels that we purchases must be certified prior to their delivery.

Quality Control and Crewing Requirements

The Paris Memorandum of Understanding on Port State Control enforces IMO and ILO legislation concerning ships operating in the Baltic region. Its requirements mean that ships must be maintained to higher standards than ships operating in other areas of the world. In addition, it is advisable for vessels trading under icy conditions to employ a Master and Chief Engineer who are trained to deal with such conditions.

New Fuel Oil Requirements

European Union regulations currently require a maximum sulfur limit of 1.5% in bunker fuel consumed by vessels operating in the Baltic with new regulations requiring further reduced sulfur limits in 2007. Therefore, drybulk carriers that use standard bunkers are either less likely to operate in the Baltic, or will incur additional costs because they must take on board bunker fuel that complies with the sulfur limit, often in addition to the bunker fuel already on board.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which can impose virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel’s hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value with a deductible of $125,000 per incident. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value and freight interest coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

Protection and Indemnity Insurance

Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which cover our third party liabilities in connection with our shipping activities. This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Clubs that comprise the International Group of P&I Clubs insure more than 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Club has capped its exposure to this pooling agreement at $1 billion. As a member of a P&I Club, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Legal Proceedings

We have not been involved in any legal proceedings that we believe are likely to have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that we believe are likely to have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial time and expense.

Website

We maintain a website at http://www.britbulk.com. The information contained in or accessible from our corporate website is not part of this prospectus.

MANAGEMENT

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director holds office for a one year term. Our executive officers serve at the will of our board of directors. The executive officers are as follows:

Name	Age	Position
Arvid Tage	40	Chairman of the Board, Chief Executive Officer
Cliff Hanson	55	Chief Operating Officer and Managing Director
Serguei Zoudov	38	Co-President—Chartering and Director
David Znak	40	Co-President—Chartering and Director
Fariyal Khanbabi	39	Chief Financial Officer and Director
Rex Harrington	73	Director

The business address of each of our officers and directors is Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN.

Biographical information with respect to each of our directors and executive officers is set forth below.

Arvid Tage has served as our Chief Executive Officer and Chairman since 2003. Mr. Tage is part of our management team that is responsible for our day-to-day management. From 1996 to 2003, Mr. Tage was a founder and served as a director at Rainbow Shipping and Trading (London) Limited. Cumulatively, he has 15 years of experience in the drybulk shipping industry. Mr. Tage is the founding shareholder of Britannia Bulk, and is also a Principal Member of the Baltic Exchange.

Cliff Hanson has served as a Managing Director since July 2006 and Chief Operating Officer from October. Prior to that time, he was Chartering Manager for Narvic London Ltd., a branch agency office for Narvic Maritime S.A. since September 2005; Operator and Freight Trader for Belmont Shipping Ltd., a company specializing in sea transportation of steel and bulk cargoes from October 2002 to September 2005; and Broker, Operator, Freight Trader for Curzon Maritime Ltd., a representative office for a Ship Owning and Operating Company from January 2001 to July 2002 and previously with ED & F Man Shipping Ltd for 11 years, of which eight years serving as Director/Managing Director. Mr. Hanson has approximately 30 years of experience in the shipping industry as well as vast industry contacts. He is a lead and Principal Member of the Baltic Exchange.

Serguei Zoudov has served as a Director since 2004 and currently serves as a Co-President—Chartering and a Director. Mr. Zoudov is part of our management team that is responsible for our day-to-day operations. Prior to joining us, he served as co-director at Rainbow Shipping and Trading (London) Limited from 1996 to 2004. Mr. Zoudov has 15 years of experience in the shipping industry. Mr. Zoudov graduated from Admiral Makarov Nautical Academy, a leading Russian maritime academy.

David Znak has served as a Director since 2004. Mr. Znak is part of our management team that is responsible for our day-to-day operations. Mr. Znak currently serves as a Co-President—Chartering and a Director. Prior to joining us, he was Chartering Manager at Rainbow Shipping and Trading (London) Limited from 1998 to 2004. Mr. Znak has 20 years of experience in the shipping industry. He is a member of the Institute of Chartered Shipbrokers.

Fariyal Khanbabi has served as our Chief Financial Officer since August 2006. Prior to joining us, Ms. Khanbabi served as the European Operations Director and Vice President of International Finance for the marketing agency MIVA.COM since August 2003; prior thereto, she was Finance Director for East Ltd. from April 2001 to July 2003; and Group Finance Director for KB Maritime Services Ltd., an international shipping group, from 1996 to March 2001. Ms. Khanbabi is a member of the Institute of Chartered Accountants of England and Wales.

Rex Harrington has, since May 2001, been a member of the board of directors of General Maritime Corporation and since October 2005, of Navios Maritime Holdings Inc. He is also an advisor to the Liberian Ship and Corporate Registry, a Deputy Chairman of the International Maritime Industries Forum and a member of InterCargo advisory panel, the General Committee of Lloyds Register of Shipping, the Steering Committee of the London Shipping Law Center, The Baltic Exchange, the Worshipful Company of Shipwrights—Liveryman. From 1957 to 1969 Mr. Harrington was the director of shipping at The Royal Bank of Scotland where he had responsibility for its extensive shipping portfolio. Mr. Harrington was previously a director with Lloyds Register of Shipping, Clarksons plc, an international shipbroker, Royal Olympia Cruse Line and the International Chamber of Commerce. Mr. Harrington received a B.A. and M.A. degree in economics from Oxford University in 1955.

Compensation of Directors and Senior Management

Directors’ Fees

Our directors receive annual fees as established in each director’s service agreement. These fees may be increased from time to time at the discretion of the board of directors. For services rendered from April 1, 2006 through March 31, 2007, each director will receive a fee of £25,000. This fee is payable on a monthly basis.

Senior Management Compensation

Our executive officers receive compensation for the services provided to us. This compensation may include bonus payments and is set forth in each executive’s service agreement and may be increased by our board of directors from time to time. The following table provides information regarding the compensation earned during the twelve month periods ended December 31, 2006, 2005 and 2004 by Messrs. Tage, Zoudov, Znak and Hanson, and Ms. Khanbabi.

Name and Principal Position	Year	Salary	Bonus
		(£)	(£)
Arvid Tage (1)	2006	100,002	225,000
Chief Executive Officer and Chairman of the Board	2005	56,250	18,750
	2004	—	—
Sergei Zoudov (2)	2006	93,750	125,000
Co-President-Chartering and Director	2005	56,250	18,750
	2004	—	—
David Znak (3)	2006	93,750	125,000
Co-President-Chartering and Director	2005	59,375	18,750
	2004	—	—
Cliff Hanson (4)	2006	49,998	25,000
Chief Operating Officer and Director	2005	—	—
	2004	—	—
Fariyal Khanbabi (5)	2006	41,665	25,000
Chief Financial Officer and Director	2005	—	—
	2004	—	—

(1)    Assumed position in 2004.

(2)    Assumed position in 2004.

(3)    Assumed position in 2004.

(4)    Assumed position in July 2006.

(5)    Assumed position in August 2006.

The Company does not currently have any employee share option plan in effect, and as such, the executive officers do not hold any options for shares of the Company’s ordinary stock.

Management Agreements

For the day-to-day management of our drybulk vessels, we have entered into a ship management agreement with Svendborg.

Board Practices

As provided in our organizational documents, each of our elected directors holds office for one year terms until a successor is elected or until his earlier death, resignation or removal. Officers are elected from time to time by vote of the Board of Directors and hold office until a successor is elected. Our Board of Directors has not appointed an audit or a compensation committee. Our full board performs the functions of the audit and compensation committees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the current ownership of our outstanding voting securities as of October 20, 2006 by each person known to us to be the beneficial owner of more than 5% of our securities and all of our directors and senior management as a group. All of our shareholders, including the shareholders included in this table, are entitled to one vote for each ordinary share held by such shareholder.

Name	Number of Ordinary Shares	Percent of Class
Arvid Tage (1)	5,349,337	61.61%
Serguei Zoudov (2)	2,189,589	25.21%
David Znak (3)	657,492	7.57%
North Western (Neva) Limited (4)	479,043	5.52%
All directors and senior management as a group	8,196,418	94.40%

(1)   Mr. Tage may be deemed to beneficially own the 5,349,735 ordinary shares owned by Lusca Holdings Ltd. Mr. Tage’s address is Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN.

(2)   Mr. Zoudov may be deemed to beneficially own the 2,189,589 ordinary shares owned by Balcare Holdings Limited. Mr. Zoudov’s address is Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN.

(3)   Mr. Znak may be deemed to beneficially own the 657,492 ordinary shares owned by Cliffgrove Limited. Mr. Znak’s address is Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN.

(4)   North Western (Neva) Limited’s address is 14-18 St. Georges Street, Douglas, Isle of Man, IM1 1PL.

RELATED PARTY TRANSACTIONS

Acquisition of Subsidiaries

During the year ended December 31, 2004, the Company acquired two subsidiaries, Flagship Maritime S.A. and Danmar Shipping S.A., from shareholders for consideration equivalent to the net asset value of the subsidiaries (which was estimated to be zero on the basis that the assets acquired were equal to the liabilities assumed). These subsidiaries own Challenger II and Explorer II. The following chart sets out the value assigned to the assets acquired and liabilities assumed for the subsidiaries acquired:

	Flagship Maritime S.A.	Danmar Shipping S.A.
	($ in thousands)
Assets acquired
Vessels	$2,100	$2,100
Total assets acquired	$2,100	$2,100
Liabilities assumed
Shareholder’s loans	1,822	1,767
Other creditors	278	333
Total liabilities assumed	$2,100	$2,100

Administrative and Sales Support by Rainbow Shipping Group Limited

The Company is related to Rainbow Shipping Group Limited (formerly Rainbow Shipping Group plc) (“Rainbow”) by common control. As of December 31, 2006, 2005, and 2004, the Company’s directors held a minority interest of Rainbow of 34%, 34%, and 28.2%, respectively. During the years ended December 31, 2005 and 2004 Rainbow provided administrative and sales support to the Company and provided office space for the Company’s administrative staff and incurred costs on behalf of the Company of $131,000 and $790,000, respectively. As of and for periods ended June 30, 2006, December 31, 2005 and December 31, 2004, $131,000, $131,000 and $790,000, respectively were outstanding to Rainbow for such services. Rainbow is in the process of winding down its operations and is not expected to provide further services to the Company.

Our shareholders are a party to a shareholders’ agreement under which they have agreed (for the benefit of each other and the Company) to subject themselves to certain restrictive covenants, restrictions on the disposal of shares by them, obligations to promote the interests of the Company and restrictions on entering into arrangements with the Company and its subsidiaries on non-arms’ length terms.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the original notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•       within 90 days after the original issuance, file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer (the “Registered Exchange Offer”) to exchange each note for a new note of the Company (the “Exchange Notes”) having terms substantially identical in all material respects to such note (except that the Exchange Note will not contain terms with respect to transfer restrictions, registration rights or additional payments);

•       use our reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after the Issue Date;

•       promptly following the effectiveness of the Exchange Offer Registration Statement (the “Effectiveness Date”), offer the Exchange Notes in exchange for surrender of the notes; and

•       keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the holders of the notes.

We have fulfilled the agreements described in the first two of the preceding bullet points and are now offering eligible holders of the original notes the opportunity to exchange their original notes for exchange notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The exchange notes will be substantially identical to the original notes except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights or additional payments.

For each note tendered to us pursuant to the Registered Exchange Offer, we will issue to the holder of such note an Exchange Note having a principal amount equal to that of the surrendered note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange therefore or, if no interest has been paid on such note, from the Issue Date.

Under existing SEC interpretations, the Exchange Notes will be freely transferable by holders other than our affiliates after the Registered Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any Person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker-dealers (“Participating Broker-Dealers”) receiving Exchange Notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the notes) with the prospectus contained in the Exchange Offer Registration Statement.

Under the registration rights agreement, we are required to allow Participating Broker-Dealers and other Persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for 180 days following the effective date of such Exchange Offer Registration Statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

In the event that:

(1)   applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer; or

(2)   for any other reason the Registered Exchange Offer is not consummated within 220 days from the Issue Date; or

(3)   any of the initial purchasers shall notify us following consummation of the Registered Exchange Offer that notes held by it are not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer; or

(4)   certain holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the Exchange Notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus, we will, subject to certain exceptions:

(a)   file a shelf registration statement (the “Shelf Registration Statement”) covering resales of the notes or the Exchange Notes, as the case may be by the later of (i) 90 days after the Issue Date or (ii) 30 days after the date on which the obligation to file the Shelf Registration Statement arises (such later date, the “Shelf Filing Date”);

(b)   use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 90th day after the Shelf Filing Date; and

(c)   keep the Shelf Registration Statement effective until the earliest of (i) the time when the notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (ii) two years from the effective date of the Shelf Registration Statement and (iii) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes or the Exchange Notes, as the case may be. A holder selling such notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be required to deliver us certain information for use in the Shelf Registration Statement, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

We will pay additional cash interest on the applicable notes, subject to certain exceptions:

(1)   if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 180th day after the Issue Date;

(2)   if the Registered Exchange Offer is not consummated on or before the 40th day after the Exchange Offer Registration Statement is declared effective;

(3)   if obligated to file the Shelf Registration Statement the Company fails to file the Shelf Registration Statement with the SEC on or prior to the Shelf Filing Date;

(4)   if obligated to file a Shelf Registration Statement, the Shelf Registration Statement is not declared effective on or prior to the 90th day after the Shelf Filing Date; or

(5)   after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses (1) through (5) a “Registration Default”);

from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes and the Exchange Notes.

To exchange your original notes for exchange notes in the exchange offer, you will be required to make the following representations:

•       any exchange notes received by you will be acquired in the ordinary course of your business;

•       you have no arrangement or understanding with any person to participate in the distribution of the original notes or the exchange notes;

•       you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or if you are our affiliate you will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

•       if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•       if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

In addition, we may require you to provide information to be used in connection with the shelf registration statement to have your original notes included in the shelf registration statement and benefit from the provisions regarding special interest described in the preceding paragraphs. We may exclude you from such registration if you unreasonably fail to furnish the requested information to us within a reasonable time after receiving our request. A holder who sells original notes under the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Resale of Exchange Notes

Based on no action letters of the SEC staff issued to third parties, we believe that exchange notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•       you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•       such exchange notes are acquired in the ordinary course of your business;

•       you have no arrangements with any person to participate in a distribution of the exchange notes; and

•       you have not engaged in and do not intend to engage in a distribution of the exchange notes..

The SEC, however, has not considered the exchange offer for the exchange notes in the context of a no action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

If you tender your original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes, you

•       cannot rely on such interpretations by the SEC staff; and

•       must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute exchange notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically described in this prospectus. Only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any original notes properly tendered and not withdrawn prior to the expiration date. We will issue exchange notes in principal amount equal to the principal amount of original notes surrendered under the exchange offer. Original notes may be tendered only for exchange notes in minimum denominations of $100,000 and in integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

As of the date of this prospectus, $185,000,000 in aggregate principal amount of the original notes are outstanding. This prospectus is being sent to DTC, the sole registered holder of the original notes, and to all persons that we can identify as beneficial owners of the original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Original notes whose holders do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These original notes will be entitled to the rights and benefits such holders have under the Indenture relating to the notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If you tender original notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on April 11 2007, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any original notes by giving oral or written notice of such extension to their holders. During any such extension, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of original notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion, up to the expiration of the exchange offer to delay accepting for exchange any original notes, to extend the exchange offer or to terminate the exchange offer by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of original notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the original notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any exchange notes for, any original notes if the exchange offer, or the making of any exchange by a holder of original notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting original notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the original notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion up to the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any such original notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your original notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your notes, please call the exchange agent whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the original notes were issued in book-entry form, and all of the original notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the original notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their original notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender original notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange original notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularity or condition of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither the exchange agent, us nor any other person will incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue Exchange notes

In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date:

•       a book-entry confirmation of such original notes into the exchange agent’s account at DTC; and

•       a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Original Notes Not Accepted or Exchanged

If we do not accept any tendered original notes for exchange or if original notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged original notes will be returned without expense to their tendering holder. Such non-exchanged original notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•       any exchange notes that you receive will be acquired in the ordinary course of your business;

•       you have no arrangement or understanding with any person to participate in the distribution of the original notes or the exchange notes;

•       you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or if you are our affiliate you will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

•       if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•       if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn original notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any original notes that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the original notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes by following the procedures described under “—Procedures for Tendering” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•       SEC registration fees;

•       fees and expenses of the exchange agent and trustee;

•       accounting and legal fees and printing costs; and

•       related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your original notes for exchange notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the original notes. In general, you may not offer or sell the original notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the original notes. This carrying value is the aggregate principal amount of the original notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.

DESCRIPTION OF THE EXCHANGE NOTES

The Company will issue the exchange notes, and previously issued the original notes, under an indenture (the “Indenture”) dated as of the Issue Date among the Company, the Guarantors described herein and Wilmington Trust Company, as trustee (the “Trustee”). References to the “notes” in this “Description of the Exchange Notes” include both the original notes and the exchange notes, unless the context requires otherwise. The terms of the notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Security Documents referred to below under the caption “—Security” by and among the Company and the Guarantors, and one or more agents or trustees, contain the terms of the security arrangements that secure the Notes.

The following discussion summarizes the material provisions of the Indenture and the Security Documents. It does not purport to be complete, and is qualified in its entirety by reference to all of the provisions of those agreements, including the definition of certain terms, and to the TIA. We urge you to read the Indenture and the Security Documents because they, and not this description, define your rights as holders of the notes. Forms of the Indenture and the Security Documents are available as set forth below under the caption “—Additional Information.” You can find the definitions of certain terms used in this description under the caption “—Certain Definitions.”

Under circumstances described below in the definition “Unrestricted Subsidiary” under the caption “—Certain Definitions,” the Company will be permitted to designate certain of its future Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries would generally not be subject to any of the restrictive covenants in the Indenture.

If the exchange offer is consummated, holders of notes who do not exchange their notes for exchange notes will vote together with the holders of the exchange notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders under the Indenture (including acceleration after an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of all outstanding notes issued under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any notes that remain outstanding after the exchange offer will be aggregated with the exchange notes, and the holders of these notes and exchange notes will vote together as a single series for all such purposes. Accordingly, all references in this Description of exchange notes to specified percentages in aggregate principal amount of the outstanding notes mean, at any time after the exchange offer for the notes is consummated, such percentage in aggregate principal amount of such notes and the exchange notes then outstanding.

Whenever the covenants or default provisions or definitions in the Indenture refer to an amount in U.S. dollars, that amount will be deemed to refer to the U.S. Dollar Equivalent of the amount of any obligation denominated in any other currency or currencies, including composite currencies. The determination of U.S. Dollar Equivalent for any purpose under the Indenture will be determined as of a date of determination as described in the definition of “U.S. Dollar Equivalent” under “Certain Definitions” and, in any case, no subsequent change in the U.S. Dollar Equivalent after the applicable date of determination will cause such determination to be modified.

General

The notes:

•       are senior obligations of the Company;

•       are secured by, among other things, a first preferred ship mortgage on all of the Company’s existing vessels and vessels acquired in the future with the net proceeds of the offering of the original notes, together with related fixtures, equipment and other items belonging to such vessels, (collectively, the “Mortgaged Vessels”), as well as a first priority Lien on certain other Collateral described herein;

•       are effectively senior to all existing and future unsecured Senior Indebtedness of the Company to the extent of the value of Collateral securing the notes;

•       are senior in right of payment to any Subordinated Obligations of the Company; and

•       are effectively junior to any existing or future debt of the Company or any Guarantor that is secured by assets other than the Collateral to the extent of the value of any such collateral.

Our payment of the principal of, premium, if any, and interest on the notes is irrevocably and unconditionally guaranteed by each of our existing and future restricted subsidiaries.

The Company does not have any other Senior Indebtedness outstanding in addition to the notes.

Principal, Maturity and Interest

The notes are limited in aggregate principal amount to $185,000,000 and mature on December 1, 2011. Interest on the notes accrues at a rate of 11% of the principal amount per annum. Interest on the notes will be payable semi-annually in arrears on December 1 and June 1 of each year, commencing June 1, 2007, to the holders of record on the immediately preceding November 15 and May 15. Principal of, and premium, if any, and interest on, the notes held in registered form will be payable, and the notes held in registered form will be exchangeable and transferable, at the office or agency of the Company in the United States maintained for such purposes, which initially will be at the Corporate Trust Office or agency of the trustee in New York, New York. We will make all principal, premium and interest payments on each note in global form registered in the name of The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the holder of such global note.

Interest on the notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest on the notes will be calculated on the basis of a 360-day year comprised of twelve 30 day months. Additionally, the Company will pay interest on overdue principal at 1% over the above rate and will pay interest on overdue installments of interest at 1% over such rate, in each case, to the extent lawful.

In addition to the exchange notes offered hereby, the Company may issue additional notes under the Indenture from time to time after the Issue Date (“additional notes”) provided that: (i) the net proceeds (after deducting underwriting discounts or commissions and reasonable expenses of the offering thereof) from each such issuance are deposited into the Vessel Acquisition Account; and (ii) such offering of additional notes complies with all of the covenants of the Indenture, including the covenant described under “Certain Covenants—Limitation on Indebtedness”. The original notes and any additional notes subsequently issued under the Indenture, together with any exchange notes issued in respect thereof pursuant to the Exchange Offer, will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. In particular, holders of additional notes will share equally in the Collateral securing the notes, and the issuance of additional notes may dilute the relative Collateral coverage of the holders of the original notes.

Security

The obligations under the notes are secured pursuant to the Security Documents by a first priority Lien (subject to Permitted Collateral Liens) granted to the trustee for the benefit of the holders of the notes, in all of the following property (collectively, the “Collateral”):

(1)   the Mortgaged Vessels and related earnings and insurance;

(2)   amounts on deposit in the Vessel Acquisition Account (as defined below);

(3)   any proceeds of the foregoing; and

(4)   any assets substituted for such Collateral as provided for in the Security Documents.

Notwithstanding the foregoing, none of the accounts receivable or other operating earnings of the Company or its Restricted Subsidiaries (other than in respect of charters or leases of Mortgaged Vessels having a duration in excess of one year) will be deemed to be Collateral.

Unless an Event of Default under the Indenture shall have occurred and be continuing, the Company and its Subsidiaries have the right to remain in possession and retain exclusive control of the Collateral (other than Collateral deposited with the trustee in the Asset Sales Proceed Account or in the Vessel Acquisition Account described below under “—Certain Covenants—Limitation on Sales of Assets” and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income thereon or therefrom. Upon an Event of Default, these rights will cease and the trustee will be entitled to foreclose upon and sell the Collateral or any part thereof as provided in the Security Documents.

There can be no assurance that the trustee will be able to sell the Collateral without substantial delays or that the proceeds obtained will be sufficient to pay all amounts owed to the trustee, holders of notes and owners of Permitted Collateral Liens, if any. The Collateral release provisions of the Indenture and the Security Documents will permit the release of Collateral without substitution of collateral of equal value under certain circumstances.

Subject to the provisions of the Indenture and the Security Documents, the trustee in its sole discretion and without the consent of the holders of the notes, on behalf of such holders, may take all actions it deems necessary or appropriate in order to:

(a)   enforce any of the terms of the Security Documents; and

(b)   collect and receive any and all amounts payable in respect of the obligations of the Company under the notes, the Indenture and the Security Documents.

The Security Documents provide that the Collateral will be released:

(1)   upon payment in full of all outstanding notes and all amounts due under the Indenture;

(2)   upon satisfaction and discharge of the Indenture as set forth under the caption “—Satisfaction and Discharge”;

(3)   upon a Legal Defeasance as set forth under the caption “—Legal Defeasance and Covenant Defeasance”;

(4)   as to any Collateral that constitutes all or substantially all of the Collateral, with the consent of the holders of 100% in principal amount of the notes; or

(5)   as to any Collateral (i) that is sold or otherwise disposed of by the Company or any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) in compliance with the Indenture, subject to the limitations set forth under the caption “—Certain Covenants—Limitation on Sale of Assets,” (ii) that constitutes a portion of the Asset Sales Proceeds Account that are to be applied or distributed as described under the caption “—Certain Covenants—Limitation on Sale of Assets,” (iii) that constitutes Excess Proceeds which have been offered to, but not accepted by, the holders of the notes and are released as set forth in the covenant described below under the caption “—Certain Covenants—Limitation on Sale of Assets”, or (iv) that constitute funds in the Vessel Acquisition Account that are released in accordance with the Security Documents as described below under “—Vessel Acquisition Account.”

The Security Documents provide that the Company will, and will cause each of its Restricted Subsidiaries to, do or cause to be done all acts and things which may be required, or which the trustee from time to time may reasonably request, to assure and confirm that the trustee holds, for the benefit of the holders of the notes, valid, enforceable and perfected first priority Liens (subject to Permitted Collateral Liens) upon the Collateral as contemplated by the Indenture and Security Documents.

Notwithstanding anything to the contrary herein, a Restricted Subsidiary may (a) reflag any of its Vessels under the laws of a Permitted Flag Jurisdiction or (b) reconstitute itself in another jurisdiction or merge with or into another Restricted Subsidiary for the purpose of reflagging a Vessel that it owns or operates pursuant to a bareboat charter so long as at all times each Restricted Subsidiary remains a Person organized and existing under the laws of a Permitted Flag Jurisdiction; provided that the trustee may release the mortgage and related Security Documents to which any Mortgaged Vessel is subject in connection with the reflagging of such Mortgaged Vessel in another Permitted Flag Jurisdiction only if (i) the owner of the Mortgaged Vessel has executed (A) a mortgage (granting the trustee a first priority Lien on such Mortgaged Vessel subject only to Permitted Collateral Liens) and (B) the related Security Documents with respect to such Mortgaged Vessel, dated the date such Mortgaged Vessel shall be released from the existing mortgage and related Security Documents to which it is subject, which Mortgage and related Security Documents shall be in appropriate form for recording a registration in the appropriate governmental offices of the Permitted Flag Jurisdiction under which it is being reflagged if required by applicable law in order to perfect the security interest therein created, as to which the trustee shall be entitled to rely on the Opinion of Counsel to the Company with respect thereto; and (ii) arrangements reasonably satisfactory to the trustee have been made for recording the mortgage referred to in clause (i) above in the appropriate registry office of the Permitted Flag Jurisdiction under which the Mortgaged Vessel is being reflagged as soon as reasonably practicable.

Subsidiary Guarantees

The Guarantors have jointly and severally guaranteed the Company’s obligations under the notes pursuant to the Subsidiary Guarantees.

Each Subsidiary Guarantee:

•       is a senior obligation of the relevant Guarantor;

•       is secured by, among other things, a first preferred ship mortgage covering its Mortgaged Vessel, if any, and a first priority Lien on any other Collateral owned by such Guarantor;

•       is effectively senior to all existing and future unsecured Senior Indebtedness of such Guarantor, to the extent of the value of the Collateral owned by such Guarantor;

•       is senior in right of payment to the Guarantor’s Subordinated Obligations; and

•       will effectively be junior to any future debt of the Guarantor that is secured by assets other than the Collateral, to the extent of the value of any such Collateral.

The obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from being rendered voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors.” Each Guarantor that makes a payment under its Subsidiary Guarantee will be entitled to seek contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

A Guarantor will be released and relieved from its obligations under the Indenture, its Subsidiary Guarantee and the Security Documents:

(1)   upon the sale or other disposition (including by way of consolidation or merger) of such Guarantor or upon the sale or disposition of all or substantially all the assets of such Guarantor, in each case in accordance with the applicable provisions of the Indenture relating to Asset Dispositions and in each case other than to the Company or a Restricted Subsidiary;

(2)   if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the Indenture;

(3)   upon the liquidation or dissolution of such Guarantor;

(4)   upon performance and payment in full of all the Obligations; or

(5)   upon the occurrence of Legal Defeasance as described below under “—Defeasance.”

Vessel Acquisition Account

Upon completion of the offering of the original notes, $140.0 million of the proceeds of the original notes offering (the “Initial Deposit”) were deposited in a secured collateral account deposited with the trustee or its affiliates (the “Vessel Acquisition Account”). In addition to the foregoing, as described below under “Excess Cash Flow Offer,” any Excess Cash Flow Offer Amounts that are not applied to repurchase notes after making a required Excess Cash Flow Offer shall be deposited in the Vessel Acquisition Account promptly after completion of such offer. The trustee, for the benefit of the holders of the notes, shall have a first priority perfected security interest in the Vessel Acquisition Account and the funds and investments on deposit therein. Amounts held in the Vessel Acquisition Account will be invested in Temporary Cash Investments at the direction of the Company.

The Company shall be entitled to withdraw funds from the Vessel Acquisition Account for the purpose of acquiring one or more Vessels flagged under a Permitted Flag jurisdiction, in accordance with the procedures described below.

The Company may withdraw funds from the Vessel Acquisition Account if no default or event of default has occurred and is continuing and either:

(a)   (i) the Company has executed a purchase contract (an “Acquisition Contract”) to acquire an additional Vessel or Vessels to be flagged under a Permitted Flag Jurisdiction, (ii) such Acquisition Contract has been signed by the Company or a Restricted Subsidiary and the applicable seller, and is in full force and effect as of the date of request for withdrawal of funds, (iii) the amount requested to be disbursed from the Vessel Acquisition Account does not exceed the amount required to pay a deposit or installment payment against the purchase price of the Vessel to the applicable seller as required by the Acquisition Contract, (iv) pursuant to Security Documents in form reasonably acceptable to the trustee, the Company’s rights under such Acquisition Contract (including rights to a return of deposited funds under such contract) shall be pledged as Collateral to secure the notes, and the trustee shall hold, for the benefit of the holders of the notes, a perfected lien (subject only to Permitted Collateral Liens) on such contract rights under applicable law, (v) the Company shall have provided an undertaking to the trustee that (A) upon completion of the purchase contemplated by the Acquisition Contract, the Vessel or Vessels subject to such Acquisition Contract will become Collateral as described in clause (b) below and (B) any funds returned to the Company or any Restricted Subsidiaries under such Acquisition Contract shall be redeposited in the Vessel Acquisition Account, and (vi) the Company shall have delivered to the trustee an Officers’ Certificate as to the satisfaction of the foregoing requirements; or

(b)   (i) the Company proposes to consummate simultaneously with the release of the requested funds from the Vessel Acquisition Account, the acquisition of a Vessel or Vessels to be flagged under a Permitted Flag Jurisdiction, pursuant to an Acquisition Contract, (ii) the amount requested to be disbursed from the Vessel Acquisition Account does not exceed the sum of the balance of the consideration payable to the applicable seller pursuant to the Acquisition Contract plus any Ready For Sea Cost for such Vessel or Vessels, (iii) the Company delivers to the trustee a mortgage or other security documents in form reasonably satisfactory to the trustee granting the trustee a first priority Lien on such Mortgaged Vessel for the benefit of holders of the notes, subject only to Permitted Collateral Liens, together with any other related Security Documents with respect to such Mortgaged Vessel, in each case in such form as is appropriate to perfect such Liens under applicable law, as evidenced by an Opinion of Counsel reasonably satisfactory to the trustee, (iv) arrangements reasonably satisfactory to the trustee have been made for recording the mortgage or Security Documents referred to in clause (iii) above in the appropriate governmental registries promptly following the release of funds, (v) with respect to any Vessel to be acquired prior to the time that an amount equal to all of the Initial Deposit has been used to acquire Vessels in accordance with the foregoing, the Company or any Restricted Subsidiary shall have entered into a binding contract of affreightment, forward freight agreement or time charter with respect to the Vessel to be acquired (the effectiveness of which may be conditioned upon completion of the acquisition of such Vessel) in each case with a third party who is not an Affiliate of the Company or any Restricted Subsidiary, on terms reasonably believed by the Board of Directors of the Company to be on commercially reasonable terms consistent with industry practice and having a minimum term of 2 years, and (vi) the Company shall have delivered to the trustee an Officers’ Certificate and Opinion of Counsel as to the satisfaction of the foregoing requirements.

In addition to the foregoing, the Company will be entitled to withdraw funds from the Vessel Acquisition Account upon delivery to the trustee of an Officers’ Certificate stating that the withdrawn funds will, within 15 days of such release, be used either (i) to make an interest payment with respect to Indebtedness that was incurred or permitted under the Indenture, or (ii) to make capital expenditures (other than to purchase a Vessel) for the benefit of the Collateral.

If, as of December 1, 2008, at least $125.0 million of the funds comprising the Initial Deposit have not been used by the Company or a Restricted Subsidiary to purchase Vessels in accordance with the foregoing, then the portion of such Initial Deposit that has not been so applied shall be deemed to be “Unused Proceeds.” If there are Unused Proceeds as of December 1, 2008, then no later than 60 days following December 1, 2008, the Company shall be required to make an offer to purchase, on a pro rata basis, the maximum principal amount of the notes that may be purchased out of the Unused Proceeds, at an offer price in cash in an amount equal to 101% of the accreted value thereof plus accrued and unpaid interest thereon to the date of purchase, all in accordance with the procedures set forth in the Indenture. The purchase date with respect to such an offer will be no earlier than 60 days or later than 90 days following the date notice is first given to holders of the offer. Such Unused Proceeds shall be released from the Vessel Acquisition Account for the purposes of making such purchases of the notes in accordance with the Indenture and the Security Documents. To the extent that the aggregate purchase price (including accrued interest) with respect to notes electing to be purchased pursuant to such an offer is less than the amount of Unused Proceeds, the Unused Proceeds that are not so applied to repurchase notes shall remain in the Vessel Acquisition Account. If the aggregate purchase price (including accrued interest) with respect to notes surrendered by holders thereof in connection with such an offer exceeds the amount of Unused Proceeds, the trustee shall select the notes to be purchased on a pro rata basis provided that no note having a principal amount of less than $100,000 shall remain outstanding after giving effect to any such purchase.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with any repurchase of the notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of its compliance with such securities laws or regulations.

Any funds remaining in the Vessel Acquisition Account at the scheduled maturity of the notes or upon the redemption of the notes in accordance with the Indenture will be released from the Vessel Acquisition Account to the trustee for purposes of effecting the repayment or redemption of the notes.

Excess Cash Flow Offer

If the Company has Excess Cash Flow (i) for the period from the Issue Date to December 31, 2007 (the “Initial Period”) and (ii) subsequent to the Initial Period, for any succeeding fiscal year (either such period, a “Relevant Period”), then the Company shall apply an amount (the “Excess Cash Flow Offer Amount”) equal to (i) 100% of such Excess Cash Flow with respect to the Initial Period and the Relevant Period ending December 31, 2008 and (ii) 50% of such Excess Cash Flow for each subsequent Relevant Period, in each case to make an offer to purchase, on a pro rata basis, the maximum accreted value of the notes that may be purchased out of the Excess Cash Flow Offer Amount, at an offer price in cash in an amount equal to 101% of the accreted value thereof plus accrued and unpaid interest thereon to the date of purchase, all in accordance with the procedures set forth in the Indenture. The Company shall make such an offer no later than 60 days after the end of such Relevant Period. The purchase date with respect to such an offer will be no earlier than 60 days nor later than 90 days following the date notice is first given to holders of the offer. To the extent that the aggregate purchase price (including accrued interest) with respect to notes electing to be purchased pursuant to such an offer is less than Excess Cash Flow Offer Amount, the amount of such Excess Cash Flow Offer Amount that are not so applied to repurchase notes shall, promptly after completion of such offer, be deposited in the Vessel Acquisition Account described above under “Vessel Acquisition Account.” If the aggregate purchase price (including accrued interest) with respect to notes surrendered by holders thereof in connection with such an offer exceeds the Excess Cash Flow Offer Amount, the trustee shall select the notes to be purchased on a pro rata basis, provided that no note having a principal amount of less than $100,000 shall be outstanding after giving effect to any such purchase. The notice of the offer will contain the information specified in the Indenture, including instructions for tendering notes pursuant to the offer.

Notwithstanding the foregoing, the Company will not be required to make an Excess Cash Flow Offer for any Relevant Period if the Excess Cash Flow (i) for the Initial Period is less than $5 million or (ii) for such other Relevant Period is less than $5 million.

If an Excess Cash Flow Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Excess Cash Flow purchase price for all the notes that might be delivered by holders seeking to accept the Excess Cash Flow Offer.

Optional Redemption

Except as set forth below, the Company will not be entitled to redeem the notes prior to December 1, 2009.

On and after December 1, 2009, the Company will be entitled at its option to redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of accreted value thereof) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing December 1 in the years indicated below:

Period	Redemption Price
2009	106.375%
2010 and thereafter	100.000%

Prior to December 1, 2009, the Company may, at its option, on one or more occasions redeem notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued at a redemption price (expressed as a percentage of accreted value thereof) equal to 112.75%, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided that

•       at least 65% of such aggregate principal amount of the notes remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by the Company or its Affiliates); and

•       each such redemption occurs within 90 days after the date of the related Equity Offering.

In addition, at any time prior to December 1, 2009, the notes may be redeemed in whole or in part at the option of the Company upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the accreted value thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the “Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a note at any Redemption Date, the greater of (x) 1.0% of the accreted value of such note and (y) the excess of (A) the present value at such time of (1) the redemption price of such note at December 1, 2009 (without regard to accrued and unpaid interest) plus (2) all required interest payments due on such note through December 1, 2009, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the accreted value of such note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to December 1, 2009; provided, however, that if the period from the Redemption Date to December 1, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to December 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Optional Tax Redemption

The Company will be entitled to redeem all, but not less than all, of the notes if, as a result of any change in or amendment to the laws, regulations or rulings of any Relevant Tax Jurisdiction (as defined below) or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Relevant Tax Jurisdiction is a party (a “Change in Tax Law”), the Company is or would be required on the next succeeding interest payment date to pay Additional Amounts

(as defined below) with respect to the notes as described under “Payment of Additional Amounts,” and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Payor; provided that the Board of Directors of the Company determines in good faith that the aggregate amount of such Additional Amounts would create additional annual costs in excess of 0.50% of the aggregate principal amount of notes then outstanding. The Change in Tax Law must become effective on or after the date of this prospectus. Further, the Company must deliver to the trustee at least 30 days before the redemption date an Opinion of Counsel of recognized standing to the effect that the Payor has or will become obligated to pay Additional Amounts as a result of such Change in Tax Law. The Company must also provide the holders with notice of the intended redemption at least 30 days and no more than 60 days before the redemption date. The redemption price will equal the principal amount of the note plus accrued and unpaid interest thereon, if any to the redemption date and Additional Amounts, if any, then due and which otherwise would be payable.

Selection and Notice of Redemption

If the Company is redeeming less than all of the notes at any time, the trustee will select notes on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate.

Notes redeemed in part will be redeemed only in principal amounts of $1,000. The Company will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. The Company will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company fails to redeem the notes, interest ceases to accrue on notes or portions of them called for redemption.

Payment of Additional Amounts

If any taxes, assessments or other governmental charges are imposed by any jurisdiction where the Company, a Guarantor or a successor of either (a “Payor”) is organized or otherwise considered by a taxing authority to be a resident for tax purposes, any jurisdiction from or through which the Payor makes a payment on the notes, or, in each case, any political organization or governmental authority thereof or therein having the power to tax (the “Relevant Tax Jurisdiction”) in respect of any payments under the notes, the Payor will pay to each holder of a note, to the extent it may lawfully do so, such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts paid to such holder will be not less than the amount specified in such note to which such holder is entitled; provided, however, the Payor will not be required to make any payment of Additional Amounts for or on account of:

(a)   any tax, assessment or other governmental charge which would not have been imposed but for (1) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Tax Jurisdiction including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (2) the presentation of a note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later (in either case (x) or (y), except to the extent that the holder would have been entitled to Additional Amounts had the note been presented for such 30-day period);

(b)   any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(c)   any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the note to comply with a reasonable and timely request of the Payor addressed to the holder to provide information, documents or other evidence concerning the nationality, residence or identity of the holder or such beneficial owner which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

(d)   any combination of the above;

nor will Additional Amounts be paid with respect to any payment of the principal of, or any premium or interest on, any note to any holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Relevant Tax Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been the holder of such note.

The Payor will provide the trustee with the official acknowledgment of the Relevant Tax Authority (or, if such acknowledgment is not available, a certified copy thereof) evidencing the payment of the withholding taxes by the Payor. Copies of such documentation will be made available to the holders of the notes or the paying agents, as applicable, upon request therefor.

The Company and the Guarantors will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the notes or any other document or instrument referred to in the Indenture (other than a transfer of the notes), or the receipt of any payments with respect to the notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the United Kingdom, Denmark, Panama or any jurisdiction in which a paying agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Indenture or any other such document or instrument following the occurrence of any Event of Default.

All references in this prospectus to principal of, premium, if any, and interest on the notes will include any Additional Amounts payable by the Payor in respect of such principal, such premium, if any, and such interest.

No Mandatory Redemption

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under the captions “—Change of Control” and “Certain Covenants—Limitation on Sales of Assets.” The Company may at any time and from time to time purchase notes in the open market or otherwise.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), the Company will be required to offer to purchase each holder’s notes at a purchase price in cash equal to 101% of the accreted value thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)   any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in

Rule 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or otherwise has the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company;

(2)   individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

(3)   the adoption or approval by the Board of Directors or shareholders of the Company of a plan relating to the liquidation or dissolution of the Company; or

(4)   the merger (which for purposes of this clause includes a statutory share exchange) or consolidation of the Company with or into another Person or the merger or consolidation of another Person with or into the Company, or the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by one or more Permitted Holders) or group of related persons for purposes of Section 13(d) of the Exchange Act, other than a transaction following which (A) in the case of a merger or consolidation transaction, securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) constitute at least a majority of the voting power of the Voting Stock of the surviving Person (or any parent thereof) in such merger or consolidation transaction and (B) in the case of such a sale, lease, exchange or other transfer of assets transaction, the transferee Person becomes a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, the Company will mail a notice to each holder with a copy to the trustee (the “Change of Control Offer”) stating:

(1)   that a Change of Control has occurred and that the Company is making an offer, and such holder has the right to require the Company, to purchase such holder’s notes at a purchase price in cash equal to 101% of the accreted value thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)   the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control, if available);

(3)   the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)   the instructions, consistent with the covenant described hereunder, that a holder must follow in order to have its notes purchased.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

The Change of Control Offer feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management of the Company. The Change of Control Offer feature is a result of negotiations between the Company and the initial purchasers. The Company does not have any present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time of the Company or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the Company’s ability to Incur additional Indebtedness are contained in the covenants described under“—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Future indebtedness that the Company may Incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the repurchase of the notes by the Company could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders of the notes following the occurrence of a Change of Control will be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available to the Company when necessary to make any required repurchases.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)   The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided that the Company and any Guarantor may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing, or would occur as a consequence of such Incurrence, and the Consolidated Coverage Ratio is at least 2.25 to 1.0.

(b)   Notwithstanding the foregoing paragraph (a), the Company, any Guarantor or the Restricted Subsidiaries, as applicable, may Incur, to the extent provided below, the following Indebtedness:

(1)   Indebtedness Incurred by the Company or any Guarantor pursuant to a Revolving Credit Facility; provided, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed $20 million;

(2)   intercompany Indebtedness owed by the Company to a Restricted Subsidiary or owed by a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes or (ii) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to its notes Guarantee;

(3)   Indebtedness of the Company under the original notes, and of any Guarantor pursuant to its Subsidiary Guarantee;

(4)   Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (but excluding Indebtedness described in clause (1), (2) or (3) of this paragraph (b) and excluding Indebtedness repaid with the proceeds of the original offering);

(5)   Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and excluding therefrom any of such Indebtedness that is extinguished, retired or repaid in connection with such acquisition; provided that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)   Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or described in or Incurred pursuant to clause (3), (4), (5) or (6) of this paragraph;

(7)   Hedging Obligations;

(8)   Indebtedness of the Company or any Restricted Subsidiary arising from agreements entered into in the ordinary course of business providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any Restricted Subsidiary or any business or fixed or capital assets of the Company or a Restricted Subsidiary; provided, however, (A) such Indebtedness is not reflected as a liability on the balance sheet of the Company or any Restricted Subsidiary and (B) the maximum liability therefor shall not exceed the gross cash proceeds actually received by the Company or a Restricted Subsidiary in connection with such disposition;

(9)   any Guarantee by the Company or a Guarantor of any Indebtedness permitted to be Incurred pursuant to the Indenture; provided that a Guarantee of any Indebtedness of a Restricted Subsidiary that ceases to be a Restricted Subsidiary shall be deemed to be an Investment other than a Permitted Investment, and subject to compliance with related provisions of the Indenture, at the time its Restricted Subsidiary status terminates in an amount equal to the maximum principal amount as guaranteed for so long as such Guarantee remains outstanding;

(10)Indebtedness of the Company or any Restricted Subsidiary in respect of bid, performance, surety or appeal bonds or similar instruments issued for the account and benefit of the Company or a Restricted Subsidiary and provided in the ordinary course of business of the Company and the Restricted Subsidiaries; and

(11)in addition to the items referred to in the preceding clauses (1) through (10) above, Indebtedness of the Company and the Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness Incurred pursuant to this clause (11) and then outstanding will not exceed $5 million at any time outstanding.

(c)   Notwithstanding the foregoing, the Company will not, and will not permit any Guarantor or Restricted Subsidiary to, Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof (or in the case of any Guarantee pursuant to the foregoing paragraph (b), if the proceeds of direct Indebtedness so Guaranteed) are used, directly or indirectly, to Incur or Refinance any Subordinated Obligations of the Company or any Guarantor or Restricted Subsidiary unless such Indebtedness shall be subordinated to the notes or relevant Subsidiary Guarantee, as applicable, to at least the same extent as such as such Subordinated Obligations.

(d)   For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above in paragraph (b) or is entitled to be incurred pursuant to paragraph (a) of this covenant, the Company, in its sole discretion, will be permitted to classify such item of Indebtedness on the date of its Incurrence, or later classify or reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and (ii) at each such time, the Company will be entitled to divide, classify and reclassify an item of Indebtedness in more than one of the types of Indebtedness described above.

(e)   The Company will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the notes and the relevant Subsidiary Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Guarantor or Restricted Subsidiary, as the case may be.

Limitation on Restricted Payments

(a)   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1)   a Default shall have occurred and be continuing (or would result therefrom);

(2)   the Company would not be permitted to Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)   the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed, after giving effect to adjustments in the following paragraph (b), the sum of (without duplication):

(A)  50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter in which the Company’s EBITDA has equaled or exceeded $48.5 million on an annualized basis, for two consecutive fiscal quarters to the end of the most recent fiscal quarter for which financial statements are available on or prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)   100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(C)   the amount by which Indebtedness of the Company issued after the Issue Date is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a

Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange)); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or, in the case of a sale financed directly or indirectly with Indebtedness, to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)  an amount equal to the sum of (y) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person after the Issue Date resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (z) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made and treated as a Restricted Payment by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)   The preceding provisions of this covenant will not prohibit any of the following:

(1)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Guarantor made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Guarantor made by exchange for, or out of the net cash proceeds of the substantially concurrent Incurrence of Refinancing Indebtedness; provided that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above;

(3)   the repurchase or other acquisition of shares of Capital Stock of the Company of any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided that the aggregate amount of such repurchases and other acquisitions shall not exceed $500,000 in any calendar year (other than deemed repurchases in connection with the cashless exercise of stock options); and provided, further, that such repurchases and other acquisitions (other than deemed repurchases in connection with the cashless exercise of stock options) shall be included in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above;

(4)   the payment of a dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted by the provisions of paragraph (a) of this covenant on the date of its declaration; provided that any such dividend made in reliance on this paragraph shall be included in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above;

(5)   dividends on Disqualified Stock to the extent included in the definition of Consolidated Interest Expense; provided that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above; or

(6)   the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any shareholder of the Company provided that all such purchases, redemptions, acquisitions or retirements do not exceed $7.5 million in the aggregate since the Issue Date; provided that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the transfer, incurrence or issuance of such non-cash Restricted Payment pursuant to paragraph (a) or (b)(6) of this covenant. The Company shall deliver to the trustee an officers’ certificate stating that such Restricted Payments were permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company’s latest available financial statements.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(A)  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date which encumbrance or restriction does not relate to any Person other than such Restricted Subsidiary;

(B)  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (E) of this covenant or this clause (B) or contained in any amendment to an agreement referred to in clause (A) or (E) of this covenant or this clause (B); provided that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment taken as a whole are no more restrictive than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(C)  any such encumbrance or restriction (i) consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder or (ii) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract;

(D)  any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(F)   the Indenture, the notes, the Subsidiary Guarantees and the Security Documents and the Revolving Credit Facility as in effect on the Issue Date, or any restriction applicable to a Restricted Subsidiary contained in agreements evidencing or relating to Indebtedness of such Restricted Subsidiary permitted by the covenant described under “—Certain Covenants—Limitation on Indebtedness” provided such restrictions are not materially more restrictive, taken as a whole than restrictions under the Indenture and the Revolving Credit Facility as in effect on the Issue Date; and

(G)  restrictions on transfers of property subject to any Liens permitted to be granted under, or incurred not in breach or violation of, any other provision of the Indenture.

Limitation on Sales of Assets

(a)   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition (including a Collateral Disposition) unless:

(1)   the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the shares or other assets subject to such Asset Disposition; provided, the foregoing requirement shall not apply to any Asset Disposition pursuant to any loss, constructive loss, destruction or damage to an asset, a condemnation, appropriation or other similar taking, including requisition for title, by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Lien incurred not in violation of the covenant described under the caption “—Limitation on Liens”;

(2)   at least 75% of the consideration received therefrom by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents provided, the foregoing requirement shall not apply to any Asset Disposition pursuant to any loss, constructive loss, destruction or damage to an asset, a condemnation, appropriation or other similar taking, including requisition for title, by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Lien incurred not in violation of the covenant described under the caption “—Limitation on Liens”; and

(3)   in the case of a Collateral Disposition, the trustee is immediately granted a perfected first priority security interest (subject only to Permitted Collateral Liens) in all assets or property received by the Company or any Restricted Subsidiary as consideration therefor (or, with respect to cash or cash equivalents, the portion of such cash and cash equivalents that constitutes Net Available Cash) as additional Collateral under the Security Documents to secure the Note Obligations, and, in the case of cash or cash equivalents constituting Net Available Cash, such cash or cash equivalents must be deposited into a segregated account under the sole control of the trustee that includes only proceeds from the Collateral Disposition and interest earned thereon (an “Asset Sale Proceeds Account”), which proceeds shall be subject to release from the Asset Sale Proceeds Account for the uses described in paragraphs (b) or (c) of this covenant as provided for in the Security Documents;

For the purposes of this covenant, the following are deemed to be cash or cash equivalents: (i) the assumption of all Indebtedness of the Company or any Restricted Subsidiary (other than liabilities that are Subordinated Obligations), and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness, in connection with such Asset Disposition; and (ii) securities received by the

Company or any Restricted Subsidiary from the transferee which are promptly converted by the Company or such Restricted Subsidiary into cash.

(b)   Within 365 days after the receipt of any Net Available Cash from an Asset Disposition, the Company or such Restricted Subsidiary, as the case may be, may apply such Net Available Cash:

(1)   with respect to Net Available Cash from a Collateral Disposition, to repurchase or redeem notes in accordance with the Indenture;

(2)   with respect to Net Available Cash other than from a Collateral Disposition, to prepay, repay, redeem or purchase Senior Indebtedness (other than any Disqualified Stock) of the Company or a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company); provided, however, that in connection with any such prepayment or repayment, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid or repaid; or

(3)   to acquire one or more Vessels (and pay any Ready for Sea Cost in relation thereto) or other Additional Assets; provided that, with respect to Additional Assets acquired with Net Available Cash from a Collateral Disposition, (i) the Additional Assets are of a type similar to the Collateral and (ii) the trustee is immediately granted a perfected first priority security interest (subject only to Permitted Collateral Liens) in such Vessels or Additional Assets.

Pending application of such Net Available Cash other than from a Collateral Disposition, such Net Available Cash may temporarily be invested in Temporary Cash Investments or applied temporarily to reduce revolving credit Indebtedness. Any Net Available Cash that is not applied or invested as provided in clauses (1), (2) or (3) above within 365 days (or upon the earlier determination of the Company’s Board of Directors not to so apply such Net Available Cash) shall be deemed to constitute “Excess Proceeds.”

(c)   When the aggregate amount of Excess Proceeds exceeds $12.5 million, the Company will be required to make an offer to all holders of the notes (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of the notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the accreted value thereof plus accrued and unpaid interest thereon, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of the notes electing to be purchased pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company and such Restricted Subsidiary may use any remaining Excess Proceeds for any purpose not prohibited by the Indenture (and any such remaining Excess Proceeds held in the Asset Sale Proceeds Account shall be released therefrom as provided in the Security Documents). If the aggregate principal amount of the notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis or such other basis as the trustee determines is appropriate. Upon completion of each such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

(d)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a)   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)   the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s length dealings with a Person who is not an Affiliate;

(2)   if such Affiliate Transaction or series of related Affiliate Transactions involves an amount in excess of $1.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the disinterested members of the Board of Directors of the Company has determined in good faith that the criteria set forth in clause (1) are satisfied and has approved the relevant Affiliate Transaction as evidenced by a resolution; and

(3)   if such Affiliate Transaction or series of related Affiliate Transactions involves an amount in excess of $3.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b)   The provisions of the preceding paragraph (a) will not prohibit:

(1)   any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2)   reasonable payments, awards or grants in cash, securities or otherwise to any employee or director of the Company or any Restricted Subsidiary pursuant to, or the funding of, employment arrangements, stock options and stock ownership and other employee benefit plans or otherwise in the ordinary course of business approved by the Board of Directors of the Company;

(3)   customary indemnities made in the ordinary course of business to employees or directors of the Company and the Restricted Subsidiaries;

(4)   the payment of reasonable fees to directors of the Company and the Restricted Subsidiaries who are not employees of the Company or the Restricted Subsidiaries;

(5)   loans or advances to employees and directors of the Company and the Restricted Subsidiaries in the ordinary course of business and consistent with past practices thereof, but in any event not exceeding $500,000 in the aggregate outstanding at any one time;

(6)   any transaction between or among the Company and any Restricted Subsidiaries; and

(7)   the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company.

Limitation on Liens

TheCompany will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on (i) any Collateral, except pursuant to a Security Document and except for Permitted Collateral Liens or (ii) any of its assets or properties that are not Collateral, except for Permitted Liens.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)   the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt pursuant to the covenant described under “—Limitation on Liens”;

(2)   the gross proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors of the Company) of such property; and

(3)   the transfer of such property is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under “—Limitation on Sale of Assets.”

Merger and Consolidation

The Company will not, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)   the resulting, surviving or transferee Person (the “Successor Company”) shall be the Company or a corporation organized and existing under the laws the United States of America, any State thereof or the District of Columbia or the laws of any member state of the European Union, and the Successor Company (if not the Company) shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of the Company under the notes, the Indenture and the Security Documents;

(2)   immediately before and after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)   (A) immediately after giving pro forma effect to such transaction had it occurred at the beginning of the applicable four-quarter period, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness” and (B) the Consolidated Net Worth of the Company, calculated on a pro forma basis immediately after the transaction, will be equal to or greater than its Consolidated Net Worth determined immediately prior to the transaction; and

(4)   the Company shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture and all Security Documents and that all necessary actions have been taken to preserve the priority and perfection of the Liens of all Security Documents;

provided that clause (3) will not be applicable to the Company’s consolidating with, merging into or transferring all or substantially all of its assets to a Restricted Subsidiary.

Upon due and complete compliance with the foregoing, the Successor Company (if other than the Company) will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes, and the predecessor Company, except in the case of a conveyance, transfer or lease, shall be released from the obligations under the notes and the Indenture.

Future Guarantors

If the Company or any of its Restricted Subsidiaries acquires or creates a Restricted Subsidiary after the Issue Date, then that newly acquired or created Restricted Subsidiary must, within 10 Business Days of the date on which it was acquired or created, (i) become a Guarantor by executing a supplemental indenture satisfactory to the trustee in accordance with the Indenture, and (ii) if it owns any Collateral, become party to the applicable Security Documents as provided therein and in the Indenture.

Limitation on Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into in any material respect any line of business other than a Related Business.

SEC Reports

The Indenture provides that whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the Company will furnish to the trustee and make available to each holder of notes:

(1)   within 120 days from the end of each fiscal year, an annual report containing the information required to be contained in an Annual Report on Form 20-F (or any successor form) for such fiscal year, and

(2)   within 60 days from the end of each of the first three quarters in each fiscal year, quarterly reports containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flows) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for and as of the end of each of such quarters (with comparable financial statements for such quarter of the immediately preceding fiscal year).

In addition, within 105 days from the end of each fiscal year, and within 60 days from the end of each of the first three quarters of each fiscal year, the Company will hold a conference call to discuss results of operations and allow participants to ask questions at the end of such call. Any conference call must be announced at least three business days prior to such call taking place.

Each annual report will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, to the extent the Company is required to file reports with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified above or otherwise in the rules and regulations applicable to such reports, if any.

In addition, the Company agrees that, for so long as any notes remain outstanding, at any time it is not required to file the reports required by the preceding paragraphs with the SEC, it will furnish to the holders and prospective purchasers of notes designated by a holder, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)   a default in the payment of interest on the notes when due, continued for 30 days;

(2)   a default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)the failure by the Company or any Restricted Subsidiary to comply with (i) its obligations under “—Change of Control,” (ii) its obligations to offer to purchase notes described above under “Vessel Acquisition Account” and “Certain Covenants—Limitation on Sales of Assets” or (iii) its obligations under “—Merger and Consolidation” above;

(4)   (i) the failure by the Company or any Restricted Subsidiary, as the case may be, to comply for 30 days after notice with any of its obligations in the covenants described above or under “—Certain Covenants” under “—Limitation on Sales of Assets,” “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “—Limitation on Affiliate Transactions,” “—Limitation on Liens,” “—Limitation on Sale/Leaseback Transactions,” “—Future Guarantors” and “—SEC Reports”;

(5)   the failure by the Company or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Indenture, the notes or in any of the Security Documents;

(6)   a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of the Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of the Indenture, if that default:

(a)    is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or

(b)   results in the acceleration of such Indebtedness prior to its Stated Maturity; and

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(7)   certain events of bankruptcy, insolvency or reorganization of the Company, any Guarantor, any Significant Subsidiary or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8)   failure of the Company, any Guarantor, any Significant Subsidiary or any group of the Restricted Subsidiaries which, when taken together, would constitute a Significant Subsidiary to pay any judgment, or judgments aggregating, in excess of $5.0 million, which judgment or judgments, as the case may be, are not discharged, waived or stayed for a period of 60 consecutive days following such judgment (the “judgment default provision”);

(9)   any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee and the Indenture) or any Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee; or

(10)any Security Document or any Lien purported to be created or granted thereby on any one or more items of Collateral is held in any judicial proceeding to be unenforceable or invalid, in whole or part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the Indenture or any Security Documents) to be fully enforceable and perfected.

However, a Default under clauses (4) and (5) will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default, and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in accreted value amount of the outstanding notes may declare the accreted value of and premium, if any, and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal, premium and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary occurs and is continuing, the accreted value of and premium, if any, and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1)   such holder has previously given the trustee notice that an Event of Default is continuing;

(2)   holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)   such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)   the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)   holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of a note or that would involve the trustee in personal liability.

If a Default occurs, is continuing and the trustee has received notice thereof, the trustee must mail to each holder of the notes notice of the Default within the later of 90 days after it occurs or 10 days after the trustee receives notice of the Default. Except in the case of a Default in the payment of principal of or premium, if any, and interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interests of the holders of the notes. In addition, the Company is required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture, the Security Documents and the notes may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, an amendment may not, among other things:

(1)   reduce the amount of the notes whose holders must consent to an amendment;

(2)   reduce the rate of or extend the time for payment of interest on any note;

(3)   reduce the principal of or extend the Stated Maturity of any note;

(4)   alter the provisions with respect to the redemption or repurchase of the notes or change the time at which any note may be redeemed or repurchased as described above under “—Vessel Acquisition Account,” “—Change of Control” or “—Limitation on Sales of Assets” (whether through amendment or waiver of provisions in the covenants, definitions or otherwise);

(5)   make any note payable in money other than that stated in the note;

(6)   impair the right of any holder of the notes to receive payment of principal of and premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7)   make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8)   make any change in the ranking or priority of any note or any Subsidiary Guarantee, or release any Guarantor from its Subsidiary Guarantee except as provided in the Indenture; or

(9)   except as expressly provided in the Indenture or any Security Document, release all or substantially all of the Liens on the Collateral.

Without the consent of any holder of the notes, the Company and the trustee, as the case may be, may amend the Indenture, the notes or any Security Document:

(1)   to cure any ambiguity, omission, defect or inconsistency;

(2)   to provide for the assumption by a successor corporation of the obligations of the Company or any Guarantor under the Indenture;

(3)   to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)   to add additional Guarantors under the Indenture or add Collateral with respect to, or to further secure, the notes, or to release a Guarantor or Collateral (or a portion thereof) to the extent permitted by, and pursuant to the provisions of, the Indenture or the Security Documents;

(5)   to add to the covenants of the Company or any Restricted Subsidiary for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(6)   to make any change that does not adversely affect the rights of any holder of the notes (and for purposes of the foregoing, any change in the Indenture, the notes, the Subsidiary Guarantees or the Security Documents made to conform such documents to the descriptions thereof in this prospectus shall be deemed not to adversely affect the rights of any holder of the notes);

(7)   to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8)   as otherwise provided in the Indenture or Security Documents, as the case may be.

The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company will be required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all outstanding notes when the Company has paid all sums payable by it under the Indenture and either:

(1)   all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the trustee for cancellation; or

(2)   (i) all notes not delivered to the trustee for cancellation otherwise have become due and payable or will become due and payable within one year, including pursuant to a notice of redemption given in accordance with the provisions described under “—Optional Redemption,” and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars in an amount as will be sufficient, without consideration of reinvestment of interest, to pay and discharge the entire Indebtedness (including all principal, premium, if any, and accrued interest) on the notes not theretofore delivered to the trustee for cancellation, and (ii) the Company has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or on the date of redemption, as the case may be.

In addition, the Company must deliver an officer’s certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been completed. The Collateral will be released as provided above under the caption “—Security—Release of Security Interests” upon a discharge of the Indenture in accordance with the provisions described in this section.

Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest, if any, on such notes when such payments are due from the trust referred to below;

(2)   the Company’s obligations with respect to the notes concerning issuing temporary notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)   the rights, powers, trusts, duties and immunities of the trustee and the Company’s obligations in connection therewith; and

(4)   the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligation of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)   the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the accreted value of, and premium, if any, and interest on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to Stated Maturity or to a particular redemption date;

(2)   in the case of Legal Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)   in the case of Covenant Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default arising from a breach of covenants due to the Incurrence of Indebtedness the proceeds of which are used to make such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)   such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any of the Restricted Subsidiaries is a party or by which the Company or any of the Restricted Subsidiaries is bound, or if such breach, violation or default would occur, which is not waived as of, and for all purposes, on and after, the date of such deposit (other than a Default or an Event of Default arising from a breach of covenants due to the Incurrence of Indebtedness the proceeds of which are used to make such deposit);

(6)   the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)   the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)   the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the covenant Defeasance have been complied with.

The Collateral will be released as provided above under the caption “—Security—Release of Security Interests” upon a Legal Defeasance in accordance with the provisions described in this section. The Subsidiary Guarantees will be released upon a Legal Defeasance in accordance with the provisions described in this section.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the TIA) after a Default has occurred and is continuing, it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Except during continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the Indenture. The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an Event of Default actually known to the trustee occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the same degree of care as a prudent person would under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture or any Security Document at the request of any holder of the notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture or any Security Document.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator or stockholder of the Company or any Restricted Subsidiary, in its capacity as such, will have any liability for any obligations of the Company or any Restricted Subsidiary under the notes, any Security Document or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a form of the Indenture and the Security Documents without charge by writing to the Company at 2nd floor Dexter House, 2 Royal Mint Court, London EC3N 4QN.

Certain Definitions

“accreted value” means as of any date (the “Specified Date”), with respect to each $1,000 principal amount at maturity of the notes:

(1)   if the Specified Date is one of the following dates (each, a “Semi-Annual Accrual Date”), the amount set forth opposite such date below:

Semi-Annual Accrual Date	Accreted Value
Issue Date	$936.22
June 1, 2007	$941.31
December 1, 2007	$946.34
June 1, 2008	$951.69
December 1, 2008	$957.38
June 1, 2009	$963.43
December 1, 2009	$969.87
June 1, 2010	$976.72
December 1, 2010	$984.00
June 1, 2011	$991.76
December 1, 2011	$1,000.00

(2)   if the Specified Date occurs between two Semi-Annual Accrual Dates, the sum of (A) the accreted value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (B) an amount equal to the product of (a) the difference of (x) the accreted value for the immediately following Semi-Annual Accrual Date and (y) the accreted value for the immediately preceding Semi-Annual Accrual Date and (b) a fraction, the numerator of which is the number of days elapsed from, but not including, the immediately preceding Semi-Annual Accrual Date to the Specified Date, calculated on a basis of a 360 day year comprised of twelve 30 day months, and the denominator of which is 180 days, except for the period from the Issue Date to the first Semi-Annual Accrual Date immediately succeeding the Issue Date, which is 195 days.

“Additional Assets” means:

(1)   any property, equipment or other tangible assets used in a Related Business; or

(2)   the Capital Stock of a Person primarily engaged in a Related Business that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary.

“Affiliate” of any specified Person means:

(1)   any other Person, directly or indirectly, controlling or controlled by; or

(2)   under direct or indirect common control with such specified Person.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. The term “Affiliate” shall be deemed to include any owner of 10% or more of the Capital Stock of the Company (on a fully diluted basis) and any Person who would be an Affiliate of such an owner pursuant to the first sentence of this definition.

“Asset Disposition” means any sale, lease, transfer, exchange or other disposition (other than a vessel charter that is not a bareboat charter with a purchase option) (or series of related sales, leases, transfers, exchanges or dispositions) by the Company or any Restricted Subsidiary, including, without limitation, any disposition by means of a merger, consolidation or similar transaction, by the way of a sale and leaseback or pursuant to loss, destruction, damage, condemnation or similar taking, (each referred to for the purposes of this definition as a “disposition”), of:

(1)   any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)   all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary;

(3)   any other assets or rights of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary; or

(4)   any Collateral;

in each case, other than (x) grants of Liens permitted by “—Certain Covenants—Limitation on Liens” or made pursuant to any Security Document and dispositions pursuant thereto or (y) dispositions of assets that are damaged, worn out, obsolete or otherwise no longer useful in the business of the Company or the Restricted Subsidiaries, and other than, in the case of clauses (1), (2) and (3) above,

(A)  any modification or termination of a vessel charter in the ordinary course of business;

(B)  a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Restricted Subsidiary;

(C)  for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets” only, (y) a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or a Permitted Investment and (z) a disposition of all or substantially all the assets of the Company, by merger or otherwise, in accordance with the provisions of the Indenture described above under the covenant described under “—Certain Covenants—Merger and Consolidation”; or

(D)  a disposition of assets in a single disposition or a series of related dispositions, with an aggregate fair market value of less than $500,000 or of Incidental Assets.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate then borne by the notes, compounded semiannually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)   the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)   the sum of all such payments.

“Board of Directors” in respect of a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a legal holiday in New York, New York.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Disposition” means any Asset Disposition to the extent involving assets or other rights or property that constitute Collateral under the Security Documents.

“Commodity Hedging Agreement” means, in respect of a Person, any agreements or arrangements designed to protect such Person against fluctuations in the price of any commodity (which shall be deemed to include any forward freight agreements), in each case, entered into in the ordinary course of business and in connection with the conduct of such Person’s business and not for speculative purposes.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are available on or prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided that:

(1)   if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (y) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (z) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

(2)   if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)   if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary

repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)   if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition or improvement of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made under the Indenture, which constitutes all or substantially all of an operating unit of a business (which for purposes of the foregoing, shall be deemed to include any vessel acquired for use in a Related Business), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, determined in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)   interest expense attributable to Capital Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

(2)   amortization of debt discount, premium and debt issuance cost;

(3)   capitalized interest;

(4)   non-cash interest payments and expense;

(5)   the interest component of any deferred payment obligations;

(6)   commissions, discounts and other fees and charges Incurred in respect to letters of credit and bankers’ acceptance financing;

(7)   net payments pursuant to, and other net costs associated with, Hedging Obligations (including amortization of fees);

(8)   dividends in respect of all Disqualified Stock of the Company or Preferred Stock of any Restricted Subsidiary held by Persons other than the Company or a Wholly-Owned Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Disqualified stock or Preferred Stock);

(9)   interest incurred in connection with Investments in discontinued operations; and

(10)the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust, in each case, whether paid, accrued or scheduled to be paid or accrued during such period (except to the extent accrued in a prior period).

“Consolidated Net Income” means, for any period, the consolidated net income of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided that there shall not be included in such Consolidated Net Income:

(1)   any net income of any Person (other than the Company) that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except that:

(A)  subject to the exclusion contained in clauses (3) - (6) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clauses (3) - (6) below); and

(B)   the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)   any net income of any Restricted Subsidiary (other than a Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A)  subject to the exclusion contained in clauses (3)—(6) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)   the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(3)   any gain or loss realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(4)   extraordinary gains or losses (which shall not include gains or losses on Vessels sold in the ordinary course of business);

(5)   the cumulative effect of a change in accounting principles; and

(6)   any unrealized non-cash gains or losses in respect of currency fluctuations.

Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Net Worth” means the total of the amounts shown on the consolidated balance sheet of the Company and its Restricted Subsidiaries, determined in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company for which financial statements have been made publicly available on or prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

i.      the par or stated value of all outstanding Capital Stock of the Company plus

ii.     paid-in capital or capital surplus relating to such Capital Stock plus

iii.    any retained earnings or earned surplus less

(A)  any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

“Currency Agreement” means, in respect of a Person, any agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, in each case, entered into in the ordinary course of business and in connection with the conduct of such Person’s business and not for speculative purpose.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)   matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)   is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)   is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the 91st day following the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the 91st day following the Stated Maturity of the notes shall not constitute Disqualified Stock if:

(1)   the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under “—Certain Covenants—Limitation on Sales of Assets” and “—Change of Control”; and

(2)   any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1)   all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2)   Consolidated Interest Expense;

(3)   depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); and

(4)   all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of, or reserve for, cash expenditures in the future), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be distributed to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means any private or public offering for cash of Capital Stock (other than Disqualified Stock) of the Company other than any issuance of securities to a Restricted Subsidiary or to or under any benefit plan of the Company or a Restricted Subsidiary.

“Excess Cash Flow” means, for any Relevant Period, the following all determined on consolidated basis for the Company and its Restricted subsidiaries; the excess of (1) EBITDA for such period, plus any decrease in working capital (excluding cash and cash equivalents) during such period, less (2) the sum of (a) capital expenditures (other than to purchase a Vessel) made in cash during such period, (b) the aggregate principal amount of Indebtedness permanently repaid or prepaid during such period, (c) the cash portion of Consolidated Interest Expense paid plus the accretion on the notes during such period (other than from the Vessel Acquisition Account), (d) the aggregate amount (without duplication) of all income and franchise taxes paid in cash during such period and (e) any increase in working capital (excluding cash and cash equivalents) during such period.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fair market value” means, with respect to any Asset Disposition or Restricted Payment, the price that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of the Company if such value is less than $3.0 million; provided, however, if the value of such Asset Sale or Restricted Payment is $3.0 million or greater, such determination shall be made in good faith by the Board of Directors of the Company; and provided further if the value of such Asset Sale or Restricted Payment is $10.0 million or greater, such determination shall be made an Independent Qualified Party.

“Fuel Hedging Agreement” means any spot, forward or option fuel price protection agreements and other types of fuel hedging agreements designed to protect against or manage exposure to fluctuations in fuel prices, in each case, entered into in the ordinary course of business and in connection with the conduct of such Person’s business and not for speculative purpose

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Securities” means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clause (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such Government Securities or a specific payment of interest on or principal of any such Government Securities held by such custodian for the account of holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities evidenced by such depository receipt.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)   entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means each Restricted Subsidiary of the Company on the Issue Date and each Restricted Subsidiary that becomes a guarantor of the notes pursuant to the covenant described under “—Certain Covenants—Future Guarantors” or otherwise, by executing a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee is released in accordance with the terms thereof.

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement, Fuel Hedging Agreement or Commodity Hedging Agreement.

“Incidental Asset” means any equipment, outfit, furniture, furnishings, appliances, spare or replacement parts or stores owned by the Company or a Guarantor that have become obsolete or unfit for use or no longer useful, necessary or profitable in the conduct of the business of the Company or such Guarantor, as the case may be. In no event shall the term “Incidental Asset” include a Vessel.

“Incur” means create, incur, issue, assume, Guarantee, incur or otherwise become liable for or with respect to, contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness,” (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional

Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)   the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)   all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)   the principal component of all obligations of such Person issued or assumed as the deferred purchase price of property due more than six months after the acquisition of such property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)   the principal component of all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)   the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)   the principal component of all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)   the principal component of all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8)   to the extent not otherwise included in this definition, net Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that the principal amount of any noninterest bearing or other discount security at any date will be the principal amount thereof that would be shown on a balance sheet of such Person dated such date prepared in accordance with GAAP.

“Independent Qualified Party” means an independent investment banking firm, accounting firm or appraisal firm, in each case of industry recognized standing.

“Interest Rate Agreement” means, in respect of a Person, any agreements or arrangements designed to protect such Person against fluctuations in interest rates accruing on Indebtedness for which it is liable, in each case, entered into in the ordinary course of business and in connection with conduct of such Person’s business and not for speculative purposes and in respect to a notional amount not in excess of the principal amount of such Indebtedness from time to time outstanding.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable or advances against supplies on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person (in each case other than in exchange for Capital Stock (other than Disqualified Stock) of the Company). Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)   “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date on which the original notes were issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof, a ship or vessel mortgage or encumbrance, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under, the Uniform Commercial Code (or equivalent statute) of any jurisdiction).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Available Cash” from an Asset Disposition means the aggregate cash proceeds and cash equivalents received by the Company or any Restricted Subsidiary therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1)   all accounting, investment banking, legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)   all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)   all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)   the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition;

(5)   all Ready for Sale Costs incurred in connection with such Asset Disposition, but only to the extent that such Ready for Sale Costs directly result, in the good faith determination of the Board of Directors (which determination shall be evidenced in the form of a resolution of the Board of Directors and delivered to the trustee), in the Company or a Restricted Subsidiary, as the case may be, receiving greater cash proceeds in connection with such Asset Disposition than the Company or such Restricted Subsidiary, as the case may be, would have received if such Ready for Sale Costs were not incurred; and

(6)   in the case of insurance proceeds in respect of an Asset Disposition resulting from the total loss or constructive total loss of a vessel, any amount received by the Company or a Restricted Subsidiary in excess of the fair market value of such vessel at the time of such Asset Disposition, in the good faith determination of the Board of Directors (which determination shall be evidenced in the form of a resolution of the Board of Directors and delivered to the trustee).

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” means Indebtedness or any other obligation:

(1)   as to which neither the Company nor any Restricted Subsidiary, (a) provides any guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness); or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2)   the Incurrence of which will not result in any recourse against any of the assets of the Company or any Restricted Subsidiary; and

(3)   no default with respect to which would permit (upon notice, lapse of time or any other event or condition, or any combination of the foregoing) any holder of any other Indebtedness or other obligation of the Company or any Restricted Subsidiary to declare pursuant to the express terms governing such Indebtedness or other obligation a default on such other Indebtedness or other obligation or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Note Obligations” means the notes, Subsidiary Guarantees and all other obligations of any Obligor under the Indenture or the Security Documents.

“Obligor” means each of the Company, the Guarantors and any other Persons that has granted to the trustee a Lien upon any of the Collateral as security for the Note Obligations.

“Permitted Collateral Liens” means Liens described in clauses (2), (4), (6), (22) and (23) of the definition of “Permitted Liens”.

“Permitted Flag Jurisdiction” means the United Kingdom, the Isle of Man, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of the Marshall Islands, the Republic of Liberia, the Republic of Panama, Singapore, Cyprus, the Philippines, Denmark, Norway, Greece, Malta, India, and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

“Permitted Holders” means any of Arvid Tage, Serguei Zoudov or David Znak or any member of the immediate family thereof or any trust or similar vehicle formed for the benefit of any of the foregoing or any entity that is at least majority owned and controlled, directly or indirectly by any of the foregoing.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)   the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)   another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such Person’s primary business is a Related Business;

(3)   cash and Temporary Cash Investments;

(4)   receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)   stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(7)   loans or advances to employees made in the ordinary course of business in an aggregate amount not to exceed $250,000 outstanding at any one time;

(8)   any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets”;

(9)   any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or other rights to payment held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or other rights to payment or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10)agreements in respect of Hedging Obligations; and

(11)any other Investment not to exceed $1.0 million at any one time.

“Permitted Liens” means, with respect to any Person:

(1)   liens for crews’ wages (including the wages of a master and the wages of stevedores employed directly by a Vessel) and pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation or to support obligations to insurance companies in respect of deductibles, co-insurance claims or self-insured retention (and letter of credit obligations in respect thereof), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or cash equivalents to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)   Liens imposed by law, such as carriers’, warehousemen’s, mechanics’ or similar maritime Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings that are being diligently contested or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)   Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board or similar regulatory authority and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution, in each case, other than for the benefit of the holders;

(4)   Liens for taxes, assessments, governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings being diligently contested;

(5)   Liens in favor of issuers of surety bonds or letters of credit and bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit and bankers’ acceptances do not constitute Indebtedness;

(6)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)   Liens securing Indebtedness Incurred in accordance with the covenant described under “Certain Covenants—Limitation on Indebtedness” to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person, including one or more Vessels; provided that the Lien may not extend to any Collateral or other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property that do not constitute Collateral and that are affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(8)   Liens to secure Indebtedness incurred under clause (b)(1) under “—Certain Covenants—Limitations on Indebtedness”;

(9)   Liens outstanding on the Issue Date and amendments thereto that are not more restrictive, taken on a whole, than the corresponding Lien on the Issue Date;

(10)Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided, further, however, that any such Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11)Liens on property at the time such Person or any of its Restricted Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(12)Liens securing obligations under Interest Rate Agreements entered into to protect against fluctuations in interest rates in the ordinary course of business, so long as such obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such obligations;

(13)Liens securing obligations related to Currency Agreements or Commodity Hedging Agreements or Fuel Hedging Agreements entered into to protect against fluctuations in exchange rates and commodity prices and fuel prices in the ordinary course of business;

(14)any Lien which arises in favor of an unpaid seller in respect of goods, plant or equipment sold and delivered to the Company in the ordinary course of business until payment of the purchase price for such goods or plant or equipment or any other goods, plant or equipment previously sold and delivered by that seller (except to the extent that such Lien secures Indebtedness or arises otherwise than due to deferment of payment of purchase price);

(15)any Lien or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof;

(16)Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien permitted under the Indenture (other than Liens in respect of Indebtedness that was retired by the Company or any Restricted Subsidiary with the proceeds of the original offering)); provided that: (A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(B)   the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness being Refinanced at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(17)Liens representing the interest or title of a lessor in connection with any operating lease or similar contract permitted under the Indenture;

(18)(A) Liens in favor of the Company or any Subsidiary Guarantor, (B) Liens arising from the rendering of a final judgment or order against such Person that does not give rise to an Event of Default, and (C) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(19)Liens in favor of customers and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(20)precautionary filings under the UCC or equivalent statute of any applicable jurisdiction;

(21)Liens securing the notes and Subsidiary Guarantees; and

(22)Liens for salvage or general average, or charters out of Vessels in the ordinary course of business.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Purchase Agreement” means the purchase agreement entered into among the Company, the Guarantors and Jefferies & Company, Inc., ABN AMRO Incorporated and DAVY as initial purchasers.

“Ready for Sale Cost” means, with respect to a Vessel or Vessels (including any Mortgaged Vessel) to be sold or leased (under a Capital Lease Obligation) by the Company or any Guarantor, the aggregate amount of all expenditures incurred to bring such Vessel or Vessels to the condition and location necessary or desirable to market such Vessel or Vessels for sale or lease, or necessary for its intended use by the purchaser or lessor thereof, including any and all vessel preparation and transportation expenses (including crew wages and transit insurance), loading and discharge expenses, inspections, appraisals, repairs, modifications, additions, improvements, permits and licenses in connection with such sale or lease.

“Ready for Sea Cost” means with respect to a Vessel or Vessels to be acquired or leased (under a Capital Lease Obligation) by the Company or any Restricted Subsidiary, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel or Vessels to the condition and location necessary for its or their intended use, including any and all Vessel preparation and transportation expenses, loading and discharge expenses, inspections, appraisals, repairs, modifications, additions, improvements, permits and licenses in connection with such acquisition or lease.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)   such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)   such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)   such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)   if the Indebtedness being Refinanced is subordinated in right of payment to the notes or Subsidiary Guarantees, such Refinancing Indebtedness has a final maturity date later than the maturity of, and is subordinated in right of payment to, the notes and Subsidiary Guarantees, as the case may be, on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being Refinanced;

provided further, however,that Refinancing Indebtedness shall not include (A) Indebtedness of a Restricted Subsidiary that is not a Guarantor which Refinances Indebtedness of the Company or a Guarantor or

(B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means the ownership or operation of Vessels and any activities within the ship owning and shipping industries and all businesses which are complementary, incidental, related or ancillary to any such activities, industries and businesses, in each case as reasonably determined by the Board of Directors of the Company in good faith.

“Restricted Payment” with respect to any Person means:

(1)   the declaration or payment of any dividends or any other payments or distributions of any sort in respect of its Capital Stock or similar payment to the direct or indirect holders of its Capital Stock (other than (i) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), or (ii) dividends or distributions payable solely to the Company or a Restricted Subsidiary);

(2)   the making of any payment on, or with respect to, or the purchase, redemption or other acquisition or retirement for value of, any Capital Stock of the Company or any parent of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)   the making of any payment on, or with respect to, or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of, any Subordinated Obligations of such Person or any of its Subsidiaries; or

(4)   the making of any Investment (other than a Permitted Investment).

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means, one or more revolving credit agreements or facilities among the Company, any Guarantor, and one or more commercial lending institutions providing for revolving credit loans or letters of credit.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Documents” means any one or more security agreements, pledge agreements, collateral assignments, mortgages, vessel mortgages, marine mortgages, deeds of covenants, assignments of earnings and insurances, share pledges, collateral agency agreements, deeds of trust or other grants or transfers for security executed and delivered by the Company and any other Obligor creating, or purporting to create, a Lien upon Collateral in favor of the trustee for the benefit of the holders of the notes, subject to certain payment priorities, in each case as amended, modified, renewed, restated or replaced, in whole or part, from time to time, in accordance with its terms.

“Senior Indebtedness” means, with respect to any Person, Indebtedness of such Person that is not a Subordinated Obligation of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that (i) owns any Collateral or (ii) would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person:

(1)   any corporation, association or other business entity of which more than 50% of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)   any partnership (whether general or limited), limited liability company or joint venture (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person, or (b) if there are more than a single general partner or member, either (i) the only general partners or managing members of which are such Person and/or one or more Subsidiaries of such Person (or any combination thereof) or (ii) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership, limited liability company or joint venture, respectively.

“Temporary Cash Investments” means any of the following:

(1)   any investment in direct obligations of, or obligations guaranteed by, the United States of America or any agency thereof;

(2)   investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)   repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)   investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than the Company or an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5)   investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A2” by Moody’s; or

(6)   investments in money market funds which invest exclusively in U.S. dollar denominated money market securities of domestic or foreign issuers rated in the highest rating category by Moody’s and S&P.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall have been designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below, and (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if it:

(1)   has no indebtedness other than Non-Recourse Indebtedness;

(2)   is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of the Company;

(3)   is a Person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation (x) to subscribe for additional Capital Stock or (y) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)   does not guarantee, secure with any of its assets or properties or otherwise directly or indirectly provide credit support for any Indebtedness of the Company or any Restricted Subsidiary;

(5)   does not own any Capital Stock of or own or hold any Lien on any asset or property of, the Company or any Restricted Subsidiary and does not own any Collateral; and

(6)   would constitute an Investment which the Company could make in compliance with the covenant under the caption “—Certain Covenants—Limitation on Restricted Payments.”

If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture, and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date and subject to immediate compliance with the covenant under the caption “—Limitation on Indebtedness,” the failure with which to so comply will constitute a Default.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” and (B) no Default shall have occurred and be continuing. Any such designation by such Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of such Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“U.S. dollars” or “$” means United States dollars.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than the U.S. dollar, at or as of any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.

“Vessel” means a bulk carrier, barge, container vessel, reefer vessel, tug boat, push boat, tanker, liquid petroleum gas/liquid natural gas tanker, chemical carrier, off shore supply vessel, floating storage production unit, barge and in general any floating craft whose purpose may be partially or wholly to deploy, procure, process, transport, load, discharge, transfer or store lawful commodities or to transport crew, personnel or passengers, and all related spares, stores, equipment, additions and improvement equipment related thereto whether it is attached to such Vessel.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly-Owned Restricted Subsidiaries.

Book-Entry, Delivery and Form of Securities

The Global Notes

The exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons (collectively, the “Global notes”). Upon issuance, each of the Global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Ownership of beneficial interests in each Global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. The Company expects that under procedures established by DTC:

•       upon deposit of each Global note with DTC’s custodian, DTC will credit portions of the principal amount of the Global note to the accounts of the DTC participants designated by the initial purchasers; and

•       ownership of beneficial interests in each Global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global note).

Beneficial interests in the Global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the Global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. The Company provides the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither the Company nor the initial purchasers are responsible for those operations or procedures.

DTC has advised the Company that it is:

•       a limited purpose trust company organized under the laws of the State of New York;

•       a “banking organization” within the meaning of the New York State Banking Law;

•       a member of the Federal Reserve System;

•       a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•       a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global note, that nominee will be considered the sole owner or holder of the notes represented by that Global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global note:

•       will not be entitled to have notes represented by the Global note registered in their names;

•       will not receive or be entitled to receive physical, certificated notes; and

•       will not be considered the owners or holders of the notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a Global note must rely on the procedures of DTC to exercise any rights of a holder of the notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a Global note will be made by the trustee to DTC’s nominee as the registered holder of the Global note. Neither the Company nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a Global note from a DTC participant will be credited on the business day for

Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•       DTC notifies the Company at any time that it is unwilling or unable to continue as depositary for the Global notes and a successor depositary is not appointed within 90 days; or

•       DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days.

TAXATION

Certain U.S. Federal Income Tax Considerations

General

The following is a summary of the principal United States federal income tax consequences of the purchase, beneficial ownership and disposition of the notes. For purposes of this summary, (1) the United States Internal Revenue Code of 1986, as amended, is referred to as “the Code,” and (2) the Internal Revenue Service is referred to as “the IRS.”

This summary:

•       does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to a decision to purchase notes;

•       is based on the tax laws of the United States, including the Code, Treasury regulations (final, temporary and proposed), administrative rulings and practice, and judicial decisions each as in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect;

•       deals only with holders who hold the notes as “capital assets” as defined in Section 1221 of the Code (generally, property held for investment);

•       does not address tax considerations applicable to investors that are subject to special tax rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that will hold the notes as part of a hedging transaction, “straddle” or “conversion transaction” for tax purposes, pass-through entities (e.g. partnerships) or investors who hold the notes through pass-through entities, persons deemed to sell the notes under the constructive sale provisions of the Code, persons liable for alternative minimum tax or U.S. Holders (as that term is defined below) of the notes whose “functional currency” is not the U.S. dollar; and

•       does not address any United States federal estate or gift tax laws or any state, local or foreign tax laws.

Except as indicated under “Tax Treatment of Non-U.S. Holders” below, this summary applies only to holders that are (1) individuals who are citizens or residents of the United States as defined in Section 7701(b) of the Code, (2) corporations, or other entities that are taxable as corporations, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and (4) trusts, if a United States court can exercise primary supervision over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person (each, a “U.S. Holder”). A “Non-U.S. Holder” is a beneficial owner of the notes that is not a U.S. Holder. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) acquires or holds the notes, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. A holder that is treated as a partnership for U.S. federal income tax purposes, and partners of such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership, and disposition of the notes.

We have not sought any ruling from the IRS with respect to the statements made or the conclusions reached in the following summary, and the IRS may not agree with such statements and conclusions. In addition, the IRS is not precluded from adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Tax Treatment of U.S. Holders

Contingent Payments.   In certain circumstances, we may be obligated to pay amounts in excess of the stated interest and principal on the notes (see “Description of Notes—Registered Exchange Offer; Registration Rights;—Optional Redemption”). We intend to take the position that the possibility that any such payment will be made is remote so that such possibility will not affect the timing or amount of interest income that you recognize unless and until any such payment is made. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be different from that described herein.

Stated Interest.   The stated interest on a note generally will be includable in your income as ordinary income at the time such interest is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes. Interest generally will be treated as foreign source income for purposes of calculating your foreign tax credit limitation. The foreign tax credit rules are complex and their application depends on your particular circumstances. You should consult your own tax advisor regarding the availability of foreign tax credits and the treatment of additional amounts.

Original Issue Discount.   We issued the notes at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated redemption price at maturity of each note constitutes original issue discount (“OID”). You will be required to include OID in your gross income periodically over the term of the notes before receipt of the cash or other payment attributable to such income regardless of your method of accounting for U.S. federal income tax purposes.

The amount of OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of a taxable year on which you hold the note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the note at the beginning of the accrual period multiplied by the yield to maturity of the note. The accrual period of a note may be of any length you choose and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.

The issue price of a note for OID purposes is the first price at which a substantial amount of notes are sold to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The adjusted issue price of the note at the start of any accrual period is the issue price of the note increased by the accrued original issue discount for each prior accrual period.

Under these rules, you will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase your tax basis in the note.

Market Discount

If you purchase a note for an amount that is less than its “revised issue price,” subject to a de minimis exception you will be treated as having purchased the note at a “market discount.” A note’s revised issue price at the time of purchase will equal the note’s issue price, increased by all accruals of OID and decreased by all payments on the note other than qualified stated interest. In such case, you will be required to treat any payment on, or any gain realized on the sale, exchange or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income. You also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income and will increase your adjusted tax basis in the note.

Acquisition Premium

If you purchase a note for an amount in excess of its adjusted issue price at the time of purchase, but less than its stated redemption price at maturity, you will be considered to have purchased a note with “acquisition premium.” A note’s adjusted issue price at the time of purchase will equal the note’s issue price, increased by all accruals of OID and decreased by all payments on the note other than stated interest payments. You may use acquisition premium to reduce the OID that would otherwise accrue during a period. The amount of the reduction is the product of the amount of OID accrued during the period and a fraction, the numerator of which is the amount of acquisition premium and the denominator of which is the amount of remaining OID at the time of purchase. Alternatively, you may make the election described below under “Election to Treat all Interest as Original Issue Discount.” The effect of the election will be to reduce the amount of OID by the amount of the acquisition premium.

Amortizable Bond Premium

If you purchase a note for an amount in excess of its stated redemption price at maturity, you will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Your adjusted basis in the note will be reduced by the amount amortized each year. If you do not make the election to amortize the premium, your basis will not be reduced and you will realize a smaller gain or a larger loss on a taxable disposition of the note than you would have realized had the election been made. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the note.

Election to Treat All Interest as Original Issue Discount

In lieu of accounting for market discount and amortizable bond premium separately, you may elect to treat all interest on a note as OID and calculate the amount includible in gross income using a constant yield method under which the note would be treated as if issued on your purchase date for an amount equal to your adjusted basis in the note immediately after your purchase of the note. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If you make this election for a note with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, as the case may be. The election is to be made for the taxable year in which you acquire the note and cannot be revoked without the consent of the IRS. You should consult your tax advisor about this election as well as the elections described above under “Market Discount” and “Amortizable Bond Premium.”

Exchange Offer.   The exchange of the notes for registered notes (the “Exchange Notes”) pursuant to the exchange offer will not be a taxable exchange for United States federal income tax purposes. Consequently, you will not recognize taxable income or loss as a result of exchanging the notes for Exchange Notes pursuant to the exchange offer. For federal income tax purposes, the Exchange Notes will be treated as a continuation of the notes in the hands of the U.S. Holder. Accordingly, your tax basis in the Exchange Notes immediately after the exchange will be the same as such your basis in the notes immediately before the exchange, and your holding period for the Exchange Notes will include your holding period for the notes.

Sale, Exchange and Retirement of the notes.   In general, your tax basis in such notes will be equal to (x) the cost of such notes (y) increased by the amount of OID or market discount accrued on the notes and included in your income (z) reduced by any amortizable bond premium deductions and payments of principal on such notes. Except as described under “Tax Treatment of U.S. Holders—Market Discount,” upon a sale, exchange, or retirement of the notes, you will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in such notes. The amount realized will not include amounts attributable to accrued OID (which is taken into income as described above) or accrued but unpaid stated interest, which is taxed as ordinary income in accordance with your method of accounting for U.S. federal income tax purposes. Such gain or loss will be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The net long-term capital gains derived by U.S. Holders that are individuals, estates or trusts currently are entitled to a preferential tax rate; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

Gain or loss recognized by you on the sale, exchange or retirement of the notes generally will be treated as U.S.-source gain or loss for foreign tax credit purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. You should consult your tax advisers as to the foreign tax credit implications of the sale or retirement of notes.

Tax Treatment of Non-U.S. Holders

In general, payments of interest on the notes to you, OID and gain realized by you on the sale, exchange or retirement of the notes will not be subject to United States federal income or withholding tax, unless:

(1)   such income is effectively connected with a trade or business conducted by you in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States), and

(2)   in the case of gain, you are a nonresident alien individual who both holds the notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale of the notes.

Except as may otherwise be provided in an applicable income tax treaty between the United States and a foreign country, you will generally be subject to tax in the same manner as a U.S. Holder with respect to interest, including OID, if such interest is effectively connected with your conduct of a trade or business in the United States. You will not be considered to be engaged in a trade or business within the United States for federal income tax purposes solely by reason of holding the notes.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires “information reporting” annually to the IRS and to each U.S. Holder and Non-U.S. Holder (collectively, a “Holder”), and “backup withholding” with respect to certain payments made on or with respect to the notes. Certain U.S. Holders are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its Taxpayer Identification Number, or TIN, which, for an individual would be his or her Social Security Number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

If a Non-U.S. Holder receives payments made on or with respect to the notes through the United States office of a broker, such payments generally will be subject to information reporting and backup withholding unless the non-U.S. Holder provides either IRS Form W-8BEN or W-8IMY, as applicable, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person.

The payment of the proceeds of the disposition of the notes to or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the Holder provides the certification described above or otherwise establishes an exemption from such reporting and withholding requirements.

Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that a Holder is a non-U.S. holder and certain other conditions are met, or the Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the sale of a Note effected outside the United States by such a broker if the broker:

•       is a United States person;

•       derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•       is a controlled foreign corporation for U.S. federal income tax purposes; or

•       is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of United States federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is furnished. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES. PROSPECTIVE

INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

United Kingdom Tax Considerations

The following is a general description of certain United Kingdom tax considerations relating to the notes based on current law and practice in the United Kingdom. It does not purport to be a complete analysis of all United Kingdom tax considerations relating to the notes. It relates to the position of persons who are the absolute beneficial owners of the notes and some aspects do not apply to certain classes of taxpayer (such as dealers and/or investment funds and/or holders of the notes who are connected or associates with the Issuer for relevant tax purposes). Prospective holders of the notes who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Interest on the Notes

Payment of interest on the Notes

The notes will constitute “quoted Eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988 (the “Taxes Act”) as long as they are and continue to be listed on a “recognised stock exchange” within the meaning of section 841 of the Taxes Act. The Luxembourg Stock Exchange is a recognised exchange for these purposes. Payments of interest on quoted Eurobonds may be made without withholding on account of United Kingdom income tax; however, noteholders who are individuals or residual entities (as defined in EC Council Directive 2003/48/EC) are referred to the information below in the sections in respect of the “European Savings Directive” and “Withholding Tax—Luxembourg non-resident individuals.”

If the notes cease to be quoted Eurobonds, interest must be paid under deduction of United Kingdom income tax at the lower rate (currently 20%) unless any of the following apply: a direction by H.M. Revenue & Customs under an applicable double taxation treaty; or (unless H.M. Revenue & Customs directs otherwise) the Issuer reasonably believes that the noteholder in question is either a United Kingdom resident company or a non-United Kingdom resident company carrying on a trade in the United Kingdom through a United Kingdom permanent establishment within the charge to United Kingdom corporation tax; or (unless H.M. Revenue & Customs directs otherwise) the Issuer reasonably believes that the noteholder in question falls within a category enjoying a special tax status under the relevant United Kingdom legislation which would include certain charities and pension funds or partnerships of such persons.

United Kingdom source income

Interest on the notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to United Kingdom income tax by direct assessment even where paid without withholding.

However, interest from a United Kingdom source from which no United Kingdom tax has been deducted or withheld will not be chargeable to United Kingdom tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment in connection with which the interest is received or to which the notes are attributable. The provisions of any applicable double taxation treaty may also be relevant for such holders of the notes.

Information

Noteholders who are individuals may wish to note that HM Revenue & Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Information so obtained may, in certain circumstances, be exchanged by H.M. Revenue & Customs with the tax authorities of other jurisdictions.

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for an individual in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are permitted to operate a withholding system in relation to such payments instead. A number of non-EU countries have agreed to adopt similar measures.

United Kingdom corporation taxpayers

In general, noteholders within the charge to United Kingdom corporation tax will bring into account for tax purposes as revenue items all debits and credits (including those arising from exchange differences) in respect of the notes broadly in accordance with their statutory accounting treatment.

Other United Kingdom taxpayers

The notes will constitute “deeply discounted securities” within the meaning of Section 430 of Income Tax (Trading and other Income) Act 2005. Any profit made by an individual or trustee resident for tax purposes in the United Kingdom on the “transfer” (including redemption and conversion) of the notes may be taxed as income. No relief is available for losses. In calculating any gain or loss on disposal of a note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit may arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the note.

Exchange Offer

For the purposes of the taxation of chargeable gains, the exchange of notes for registered notes pursuant to the exchange offer will not be treated as involving any disposal of the original notes or any acquisition of registered notes but the original notes and the registered notes will be treated as the same asset acquired as the original notes were acquired.

Stamp Duty and SDRT

No United Kingdom stamp duty or stamp duty reserve tax should be payable on the issue or transfer of the notes.

European Savings Directive

On June 3, 2003, the European Council of Economic and Finance Ministers has adopted a directive 2003/48/ EC regarding the taxation of savings income (the “Directive”). Pursuant to the Directive and subject to a number of conditions being met, Member States are required, since July 1, 2005, to provide to the tax authorities of another Member State, inter alia, details of payments of interest within the meaning of the Directive (interest, products, premiums or other debt income) made by a paying agent located within its jurisdiction to, or for the benefit of, an individual resident in that other Member State or certain types of entities called “residual entity” within the meaning of the Directive established in another country (the “Disclosure of Information Method”). For these purposes, the term “paying agent” is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout a transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by other Member States, withhold an amount on interest payments. The withholding tax rate is 15 percent until June 30, 2008, 20 percent from July 1, 2008 to June 30, 2011 and 35 percent from July 1, 2011. Such transitional period will end at the end of the first full fiscal year following the later of (i) the date of entry into force of an agreement between the European Community, following a unanimous decision of the European Council, and the last of several jurisdictions (Switzerland, Liechtenstein, San Marino, Monaco and Andorra), providing for the exchange of information upon request as defined in the OECD Model Agreement on Exchange Information on Tax Matters released on April 18, 2002 (the “OECD Model Agreement”) with respect to interest payments within the meaning of the Directive, in addition to the simultaneous application by those same countries of a withholding tax on such payments at the rate defined for the corresponding periods and (ii) date on which the European Council unanimously agrees that the United States of America is committed to exchange of information upon request as defined in the OECD Model Agreement with respect to interest payments within the meaning of the Directive.

A number of non-EU countries and dependent or associated territories have agreed to adopt similar measures (withholding tax or exchange of information) with effect from July 1, 2005.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX CONSEQUENCES OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

Luxembourg

Withholding Tax

Luxembourg non-residents individuals

Under Luxembourg tax law currently in effect and subject to the application of the Luxembourg laws dated 21 June 2005 (the “Laws”) implementing the European Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”) and several agreements concluded between Luxembourg and certain dependent territories of the European Union, there is no withholding tax on payments of interest (including accrued but unpaid interest) made to Luxembourg non-resident noteholders. There is also no Luxembourg withholding tax, subject to the application of the Laws, upon repayment of principal or upon redemption, repurchase or exchange of the notes.

Under the Savings Directive and the laws, a Luxembourg based paying agent (within the meaning of the Savings Directive) is required since July 1, 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident or certain type of entity called “residual entity” within the meaning of the Directive in another member state of the European Economic Area, unless the beneficiary of the interest payments elects for an exchange of information. The same regime applies to payments to individuals resident or “residual entities” established in certain dependent territories.

The withholding tax rate is 15 percent until June 30, 2008, 20 percent from July 1, 2008 to June 30, 2011 and to 35 percent from July 1, 2011. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain third countries.

Responsibility for such withholding tax will be assumed by the Luxembourg Paying Agent.

Luxembourg residents individuals

A 10% withholding tax has been introduced, as from January 1, 2006 on interest payments made by Luxembourg paying agents (defined in the same way as in the Savings Directive) to Luxembourg individual residents. Only interest accrued after July 1, 2005 falls within the scope of this withholding tax. Income (other than interest) from investment funds and from current accounts provided that the interest rate is not higher than 0.75% are exempt from the withholding tax. Furthermore, interest which is accrued once a year on savings accounts (short and long term) and which does not exceed €250 per person and per paying agent is exempted from the withholding tax. This withholding tax represents the final tax liability for the Luxembourg individual taxpayers.

Responsibility for such withholding tax will be assumed by the Luxembourg Paying Agent.

There is no withholding tax for Luxembourg resident and non-resident corporate noteholders on payments of interest (including accrued by unpaid interests).

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer exchange notes issued under the exchange offer in exchange for the original notes if:

•       you acquire the exchange notes in the ordinary course of your business; and

•       you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes.

You may not participate in the exchange offer if you are:

•       a broker-dealer that acquired original notes directly from us.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the original notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in exchange notes may be required to deliver a prospectus.

If you are an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, you must comply with any applicable registration and prospectus delivery requirements of the Securities Act in connection with any resale of the notes.

If you wish to exchange your original notes for exchange notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer—Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering—Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your original notes in the exchange offer. In addition, if you are a broker-dealer who receives exchange notes for your own account in exchange for original notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such exchange notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, and at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concession received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes will be passed on for us by Vinson & Elkins R.L.L.P., London, United Kingdom with respect to certain legal matters under English and U.S. law. Certain legal matters with respect to the guarantees will be passed on for us by Vives y Asociados, Ciudad de Panama, Panama, who are acting as our special Panamanian counsel, Kromann Reumert, who are acting as our special Danish counsel, and Feinzaig, Scharf and van der Putten, who are acting as our special Costa Rican counsel.

INDEPENDENT AUDITORS

The financial statements of Britannia Bulk Plc as of and for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, included in this prospectus have been audited by Moore Stephens Hays LLP, an independent registered public accounting firm, as stated in its report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a public limited company incorporated under the laws of England and Wales. All of the Company’s directors and executive officers live outside the United States. Substantially all of the assets of the Company’s directors and executive officers and the Company’s assets are located outside the United States. As a result, it may not be possible for you to serve process on such persons or the Company in the United States or to enforce judgments obtained in U.S. courts against them or the Company based on civil liability provisions of the securities laws of the United States. The following discussion with respect to the enforceability of certain U.S. court judgments in England is based on advice provided to us by our English legal advisers Stephenson Harwood. The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be enforceable in England. In order to enforce any U.S. judgment in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. In a common law action, an English court generally will not (subject to the following sentence) reinvestigate the merits of the original matter decided by a U.S. court and may order summary judgment on the basis that there is no arguable defence to the claim for payment. The entry of an enforcement order by an English court is conditional, among other things, upon the following:

•       the U.S. court having had jurisdiction over the original proceeding according to English conflict of laws principals;

•       the judgment being final and conclusive on the merits and being for a debt or a definite sum of money;

•       the judgment not contravening English public policy;

•       the judgment being not for a sum payable in respect of taxes or other charges of a like nature, or in respect of a fine or penalty;

•       the judgment is not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

•       the judgment having not been obtained by fraud or in breach of the principles of natural justice.

Enforcement proceedings would normally have to be required to be commenced within six years of the date of the judgment.

Subject to the foregoing, purchasers of the notes may be able to enforce judgments in England, in civil and commercial matters that have been obtained from U.S. federal or state courts. However, we cannot assure you that those judgments will be enforceable. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England predicated solely upon US federal securities law.

We and each of our subsidiaries have appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011, as our authorized agent upon which process may be served in any action or proceeding arising out of or based upon the Indenture or the notes and instituted in any United States federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York. In connection therewith, we have irrevocably submitted to the jurisdiction of such courts in any such action or proceeding in the United States with respect to the Indenture or the notes.

GENERAL INFORMATION

Share Capital

As of June 30, 2006, we had authorized share capital of £10,000,000 and issued share capital of £8,683,357, divided into 8,683,357 ordinary shares of £1 nominal value each. As of December 31, 2005, we had authorized share capital of £10,000,000 and issued share capital of £8,682,357, divided into 8,682,357 ordinary shares of £1 nominal value each.

Listing of the Notes

We have listed the notes on the Official List to be admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

No Material Adverse Change

Except as disclosed in this prospectus, there had been no significant change in our financial or trading position since June 30, 2006 and no material adverse change in our financial position or prospects since June 30, 2006.

Litigation

Except as disclosed in this prospectus, neither Britannia Bulk Plc nor any of its subsidiaries is involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material in the context of the issue of the notes and, to the best of the knowledge of the Company, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Guarantors

Great Belt Shipping Company, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Great Belt Shipping Company, S.A. had revenues of $0 in the year ended December 31, 2005. Great Belt Shipping Company did not pay any dividends to the Company in 2005. Great Belt Shipping Company, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Flagship Maritime, S.A. MV, a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Flagship Maritime, S.A. had revenues of $11.2 million in the year ended December 31, 2005. Flagship Maritime, S.A. did not pay any dividends to the Company in 2005. Flagship Maritime, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Baltic Navigation Co., S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Baltic Navigation Co., S.A. had revenues of $8.9 million in the year ended December 31, 2005. Baltic Navigation Co., S.A. did not pay any dividends to the Company in 2005. Baltic Navigation Co., S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Northern Star Navigation, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Northern Star Navigation, S.A. had revenues of $7.4 million in the year ended December 31, 2005. Northern Star Navigation, S.A. did not pay any dividends to the Company in 2005. Northern Star Navigation, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Britannia Bulk, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Britannia Bulk, S.A. had revenues of $4.9 million in the year ended December 31, 2005.

Britannia Bulk, S.A. did not pay any dividends to the Company in 2005. Britannia Bulk, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Western Bulk Services, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Western Bulk Services, S.A. was formed in 2006 and did not earn any revenues. Western Bulk Services, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Atlantic Bulk Services, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Atlantic Bulk Services, S.A. was formed in 2006 and did not earn any revenues. Atlantic Bulk Services, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Unity Bulk Services, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Unity Bulk Services, S.A. was formed in 2006 and did not earn any revenues. Unity Bulk Services, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

International Bulk Services, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. International Bulk Services, S.A. was formed in 2006 and did not earn any revenues. International Bulk Services, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Channel Bulk Services, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Channel Bulk Services, S.A. was formed in 2006 and did not earn any revenues. Channel Bulk Services, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Navigator Bulk Services, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Navigator Bulk Services, S.A. was formed in 2006 and did not earn any revenues. Navigator Bulk Services, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

BBL Denmark Group, a wholly-owned subsidiary of the Company, is primarily engaged in ownership of tugs and barges marine and surveys. BBL Denmark Holding A/S had revenues of $4.1 million in the year ended December 31, 2005. BBL Denmark Holding A/S did not pay any dividends to the Company in 2005. BBL Denmark Holding A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Danmar Shipping, S.A., a wholly-owned subsidiary of the Company, is primarily engaged in ship owning and operating. Danmar Shipping, S.A. had revenues of $11.4 million in the year ended December 31, 2005. Danmar Shipping, S.A. did not pay any dividends to the Company in 2005. Danmar Shipping, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Britannia Bulkers plc, a subsidiary of which the Company owns 99.99% of its outstanding common stock, is primarily engaged in ship operating. Britannia Bulkers plc had revenues of $3.2 million in the year ended December 31, 2005. Britannia Bulkers plc did not pay any dividends to the Company in 2005. Britannia Bulkers plc’s registered office is at Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN.

Svendborg Ship Management A/S, a majority-owned subsidiary of the Company, is primarily engaged in the technical management of our fleet. Svendborg Ship Management A/S had revenues of $404,000 in the year ended December 31, 2005. Svendborg Ship Management A/S did not pay any dividends to the

Company in 2005. Svendborg Ship Management A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Britannia Bulkers A/S, a wholly-owned subsidiary of the Company, is primarily engaged in operation of time charter vessels. Britannia Bulkers A/S started trading in February 2006. Britannia Bulkers A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Svendborg Marine Surveyors A/S, a wholly-owned subsidiary of the Company, is primarily engaged in ship inspection and surveys. Svendborg Marine Surveyors A/S had revenues of $395,000 in the year ended December 31, 2005. Svendborg Marine Surveyors A/S did not pay any dividends to the Company in 2005. Svendborg Marine Surveyors A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Britannia Bulk DK A/S, a wholly-owned subsidiary of the Company, is primarily engaged in shipping operations. Britannia Bulk DK A/S had revenues of $3.2 million in the year ended December 31, 2005. Britannia Bulk DK A/S did not pay any dividends to the Company in 2005. Britannia Bulk DK A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

For more information on the Guarantors, see note 1 to our consolidated annual financial statements included elsewhere in this prospectus.

Documents Available

Copies of our organizational documents, the Indenture and copies of our most recent consolidated financial statements will, for so long as the notes are listed on the Official List and admitted to trading on the Euro MTF of the Luxembourg Stock Exchange, be available free of charge during usual business hours on any weekday (except Saturdays, Sundays and public holidays) at the specified offices of the paying agent in Luxembourg. We publish a semi-annual consolidated statement of operations, statement of cash flow and balance sheet, each of which will be delivered to, and copies of which may be obtained free of charge from, the specified offices of the paying agent in Luxembourg. We do not publish interim non-consolidated statements. All published interim statements are unaudited.

The Company has undertaken to the holders of the notes that it will submit certain information to the SEC. Any such information will also be delivered to, and copies of such information may be obtained free of charge from, the specified offices of the paying agent in Luxembourg.

GLOSSARY OF SHIPPING TERMS

Following are definitions of shipping terms used in this prospectus.

Annual survey—The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

Barges—Generally small dry bulk carriers which carry dry bulk cargoes into ports or facilities not accessible to larger vessels. Barges may be self-propelled or pushed by tugs, and may or may not be geared (have on-board equipment that enable them to load and discharge cargo).

Bulk carriers—Vessels which are specially designed and built to carry large volumes of cargo in bulk cargo form.

Bunkers—Heavy fuel oil and diesel oil used to power a vessel’s engines.

Capesize—A drybulk carrier vessel in excess of 85,000 dwt.

Charter—Thehire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer—The individual or company hiring a vessel.

Charter hire rate—A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

Classification Society—An independent organization that certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of such vessel’s country of registry and the international conventions of which that country is a member.

Coasters—Drybulkcarriers of approximately 500 to 15,000 dwt, which principally trade within inland waterways and short sea voyages.

Contract of Affreightment—A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different vessels to perform the individual sailings. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which can span a few months to a few years. All of the vessel’s operating and voyage expenses are typically borne by the ship owner.

Deadweight ton—“dwt”—A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded up to her summer draft.

Draft—Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

Drydocking—The removal of a vessel from the water for inspection and/or repair of submerged parts.

Handymax—A drybulk carrier vessel of approximately 35,000 to 60,000 dwt.

Handysize—A drybulk carrier vessel of up to approximately 35,000 dwt.

Hull—The shell or body of a vessel.

Intermediate survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

International Maritime Organization—“IMO”—A United Nations agency that issues international trade standards for shipping.

G-1

ISM Code—The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Newbuilding—A newly constructed vessel.

OPA—The United States Oil Pollution Act of 1990 (as amended).

Panamax—A vessel of approximately 60,000 to 85,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Protection and indemnity insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-term time charter—A time charter which lasts less than approximately six months.

Sister ships—Vessels of the same specification that were built by the same shipyard.

SOLAS—The International Convention for the Safety of Life at Sea of 1974, as amended, adopted under the auspices of the IMO.

Special survey—The inspection of a vessel by a classification society surveyor that takes place a minimum of every four years and a maximum of every five years.

Spot market—The market for immediate chartering of a vessel usually for single voyages.

Time charter—Contract for hire of a ship. A charter under which the ship-owner is paid charter hire rate on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

TCE—Time charter equivalent, or TCE, is defined as revenues (net of voyage expenses and commissions) divided by the number of available days during the period. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters or COAs, because charterhire rates for vessels on voyage charters and COAs are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use TCE rates to improve the comparability between periods of reported revenues that are generated by the different forms of charters.

Ton—A metric ton of 1,000 kilograms.

Vessel Operating Expenses—Daily vessel operating expenses are defined to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

Voyage charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses—Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties.

G-2

BRITANNIA BULK PLC
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Britannia Bulk Plc

We have audited the accompanying consolidated balance sheets of Britannia Bulk Plc and subsidiaries as of June 30, 2006, December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the six months ended June 30, 2006 and each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britannia Bulk Plc and subsidiaries as of June 30, 2006 and December 31, 2005 and 2004, and the results of their operations and their cash flows for the six months ended June 30, 2006 and each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Hays LLP
October 12, 2006
New York, New York

Britannia Bulk Plc and subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share amounts)

	June 30,	December 31,
	2006	2005	2004
Assets
Current assets
Cash	$5,600	$6,401	$9,327
Due from charters	10,717	10,092	4,484
Other receivables	316	29	30
Inventories	6,647	1,883	599
Prepaid expenses	621	1,070	321
Total current assets	23,901	19,475	14,761
Vessels and other fixed assets, net	44,511	47,678	24,169
Deferred drydocking costs, net	5,549	3,271	5,986
	50,060	50,949	30,155
Other assets
Investments	46	39	—
Goodwill	33	33	—
Deferred financing costs, net	241	356	324
Total assets	$74,281	$70,852	$45,240
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$3,017	$2,219	$1,953
Accrued expenses	6,124	4,390	2,792
Deferred revenue	6,839	5,570	1,066
Taxes payable	436	280	49
Amounts due to related parties	131	131	799
Loans from shareholders	—	—	10,053
Current portion of long-term debt	9,762	11,520	7,672
Total current liabilities	26,309	24,110	24,384
Long-term debt	14,048	14,680	8,290
Minority interest	54	35	—
Shareholders’ equity:
Common stock (£1 par value, stated at $1.79; 10,000,000 shares authorized; 8,683,357, 8,682,357, 2,767,519 shares issued and outstanding at June 30, 2006, December 31, 2005 and 2004, respectively)	15,543	15,541	4,954
Additional paid-in capital	648	637	11
Retained earnings	17,679	15,849	7,601
Total shareholders’ equity	33,870	32,027	12,566
Total liabilities and shareholders’ equity	$74,281	$70,852	$45,240

The accompanying notes are an integral part of the consolidated financial statements.

Britannia Bulk Plc and subsidiaries
Consolidated Statement of Operations
(Dollars in thousands, except share and per share amounts)

	Six months ended
	June 30, 2006	June 30, 2005
		(Unaudited)
Revenues
Contract of affreightment and voyage revenues	$79,290	$74,422
Time charter revenues	5,718	19,726
Demurrage and other revenues	2,581	5,265
Total revenues	87,589	99,413
Operating Expenses:
Voyage expenses	34,336	22,698
Charter hire expenses	31,582	50,553
Commissions	1,507	2,750
Vessel operating expenses	7,985	5,718
Depreciation and amortization	5,872	3,465
General and administrative	3,554	1,944
Expense to related parties	—	131
Foreign currency transaction gains and losses, net	44	90
Total operating expenses	84,880	87,349
Operating Income (loss)	2,709	12,064
Minority interest expense	(19)	—
Interest income	161	117
Interest expense	(892)	(636)
Income (loss) before taxes	1,959	11,545
Provision for taxes	(129)	(143)
Net Income (loss)	$1,830	$11,402
Weighted average number of common shares outstanding	8,683,145	4,020,031
Basic earnings per common share	$0.21	$2.84

The accompanying notes are an integral part of the consolidated financial statements.

Britannia Bulk Plc and subsidiaries
Consolidated Statement of Operations (Continued)
(Dollars in thousands, except share and per share amounts)

	Year ended December 31,
	2005	2004	2003
Revenues:
Contract of affreightment and voyage revenues	$144,318	$39,869	$—
Time charter revenues	33,295	654	—
Demurrage and other revenues	6,972	1,602	—
Total revenues	184,585	42,125	—
Operating expenses:
Voyage expenses	49,347	11,893	—
Charter hire expenses	95,937	16,322	—
Commissions	4,265	1,083	—
Vessel operating expenses	12,137	2,802	—
Depreciation and amortization	9,341	1,114	—
General and administrative	3,666	148	4
Expense to related parties	131	799	—
Foreign currency transaction gains and losses, net	120	88	—
Total operating expenses	174,944	34,249	4
Operating income (loss)	9,641	7,876	(4)
Minority interest expense	(28)	—	—
Interest income	272	23	—
Interest expense	(1,353)	(271)	—
Income (loss) before taxes	8,532	7,628	(4)
Provision for taxes	(284)	(49)	—
Net income (loss)	$8,248	$7,579	$(4)
Weighted average number of common shares outstanding	5,697,612	207,720	2
Basic earnings per common share	$1.45	$36.49	$(2,000.00)

The accompanying notes are an integral part of the consolidated financial statements.

Britannia Bulk Plc and subsidiaries
Consolidated Statement of Shareholders’ Equity
(Dollars in thousands, except share and per share amounts)

	Common stock		Additional paid-in	Retained	Total shareholders’
	Shares	Amount	capital	earnings	equity
Balance at December 31, 2002	2	$—	$—	$26	$26
Net loss	—	—	—	(4)	(4)
Balance at December 31, 2003	2	—	—	22	22
Net income	—	—	—	7,579	7,579
Issuance of common stock	2,767,517	4,954	11	—	4,965
Balance at December 31, 2004	2,767,519	4,954	11	7,601	12,566
Net income	—	—	—	8,248	8,248
Issuance of common stock	5,914,838	10,587	626	—	11,213
Balance at December 31, 2005	8,682,357	15,541	637	15,849	32,027
Net income	—	—	—	1,830	1,830
Issuance of common stock	1,000	2	11	—	13
Balance at June 30, 2006	8,683,357	$15,543	$648	$17,679	$33,870

The accompanying notes are an integral part of the consolidated financial statements.

Britannia Bulk Plc and subsidiaries
Consolidated Statement of Cash Flows
(Dollars in thousands, except share and per share amounts)

	Six months ended June 30,
	2006	2005
		(Unaudited)
Cash flows from operating activities
Net income (loss)	$1,830	$11,402
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,872	3,465
Loss on disposal of other assets	—	—
Minority interest	19	—
Changes in operating assets and liabilities:
Due from charters	(625)	(11,037)
Other receivables	(287)	94
Inventories	(4,764)	(1,288)
Prepaid expenses	449	(130)
Payments for drydockings	(4,668)	—
Accounts payable and accrued expenses	2,532	534
Deferred revenue	1,269	4,610
Taxes payable	156	—
Other	127	413
Net cash provided by operating activities	1,910	8,063
Cash flows from investing activities:
Payments for vessels and other fixed assets	(315)	(11,496)
Payments for acquisitions, net of cash acquired	—	—
Net cash used in investing activities	(315)	(11,496)
Cash flows from financing activities:
Amounts (paid to) received from related parties	—	—
Proceeds from borrowings	3,250	825
Payments of deferred financing costs	(19)	(216)
Repayment of borrowings	(5,640)	—
Issuance of common stock	13	—
Net cash (used in) provided by financing activities	(2,396)	609
Net (decrease) increase in cash	(801)	(2,824)
Cash at beginning of period	6,401	9,327
Cash at end of period	$5,600	$6,503

The accompanying notes are an integral part of the consolidated financial statements.

Britannia Bulk Plc and subsidiaries
Consolidated Statement of Cash Flows (Continued)
(Dollars in thousands, except share and per share amounts)

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$8,248	$7,579	$(4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	9,341	1,114	—
Loss on disposal of other assets	—	—	—
Minority interest	28	—	—
Changes in operating assets and liabilities:
Due from charters	(5,557)	(4,481)	19
Other receivables	1	(9)	—
Inventories	(1,063)	(599)	—
Prepaid expenses	(749)	(321)	—
Payments for drydockings	(2,089)	(6,381)	—
Accounts payable and accrued expenses	1,307	4,742	—
Deferred revenue	4,504	1,066	—
Taxes payable	231	49
Other	208	163	(15)
Net cash provided by operating activities	14,410	2,922	—
Cash flows from investing activities:
Payments for vessels and other fixed assets	(27,748)	(24,888)	—
Payments for acquisitions, net of cash acquired	(102)	—	—
Net cash used in investing activities	(27,850)	(24,888)	—
Cash flows from financing activities:
Amounts (paid to) received from related parties	(668)	15,817	—
Proceeds from borrowings	19,500	15,962	—
Payments of deferred financing costs	(216)	(487)	—
Repayment of borrowings	(9,262)	—	—
Issuance of common stock	1,160	—	—
Net cash (used in) provided by financing activities	10,514	31,292	—
Net (decrease) increase in cash	(2,926)	9,326	—
Cash at beginning of period	9,327	1	1
Cash at end of period	$6,401	$9,327	$1
Supplementary cash flow information
Cash paid for interest for the periods ended June 30, 2006, 2005, December 31, 2005, 2004, and 2003 were $892, $519 (unaudited), $1,169, $271, and $0, respectively.
Cash paid for taxes for the periods ended June 30, 2006, 2005, December 31, 2005, 2004, and 2003 were $0, $0 (unaudited), $53, $0, and $0, respectively.
During the years ended December 31, 2005 and 2004 the Company converted $10,053 and $4,965 of loans from shareholders into 5,402,642 and 2,767,517 shares of common stock, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Britannia Bulk Plc and subsidiaries
Notes to Financial Statements

1.                 Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Britannia Bulk Plc (“Britannia”) and its wholly owned or controlled subsidiaries (collectively, the “Company”). Britannia is incorporated under the laws of the United Kingdom. The Company is a provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region to Northern and Western Europe. The Company’s customers are primarily power companies, coal producers and commodity trading houses, primarily in Northern and Western Europe.

Britannia was founded in 1999 and commenced operations during 2004. The Company’s initial fleet consisted of five vessels which were purchased in 2004 and 2005, and in December 2005 the Company acquired seven tug and barge vessels. As the Company’s customer awareness has grown, it has been able to further increase its capacity by chartering-in additional tonnage both to fulfill its contracts of affreightment and to take advantage of profit opportunities.

The principal activities of Britannia’s subsidiaries are as follows:

Name	Percentage Owned	Country of Incorporation	Principal Activity
Britannia Bulkers Plc	99.99%	United Kingdom	Ship operator
BBL Denmark Holding A/S	100%	Denmark	Holding company
Britannia Bulk S.A.	100%	Panama	Ship owner and operator
Flagship Maritime S.A.	100%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100%	Panama	Ship owner and operator
Danmar Shipping S.A.	100%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100%	Panama	Ship owner and operator
Great Belt Shipping Company S.A.	100%	Panama	Dormant
Britannia Bulk DK A/S	100%	Denmark	Tugs and barges owner and operator
Britannia Bulker A/S	100%	Denmark	Ship operator
Svendborg Ship Management A/S	68%	Denmark	Ship management
Svendborg Marine Surveyors A/S	100%	Denmark	Marine surveyor
Inspecciones Maritimas De Costa Rica S.A.	100%	Costa Rica	Marine surveyor

Fleet

As of June 30, 2006, the Company owns and operates a fleet of five drybulk vessels, four barges and three tugs.

	Vessel Name dwt	Year Built	Delivery Date	Price
Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100
Challenger II	39,814	1977	September 30, 2004	$2,100
Adventure II	38,871	1980	May 27, 2004	$7,100
Voyager II	33,288	1986	November 26, 2004	$13,776
Discovery II	32,813	1984	April 8, 2005	$11,500
Barges
Drejoe II	15,709	1991	December 1, 2005	$2,138
Hjortoe II	15,709	1992	December 1, 2005	$2,138
Sioe II	15,709	1991	December 1, 2005	$2,138
Skaroe II	15,709	1992	December 1, 2005	$2,138
Tugs
Bregninge II	—	1984	December 1, 2005	$1,584
Troense II	—	1983	December 1, 2005	$1,584
Vindeby II	—	1981	December 1, 2005	$1,584

Customers individually accounting for more than 10% of the Company’s revenues during the six months ended June 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 are as follows:

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
Customer
A	29%	15%	22%	15%	*
B	*	12%	15%	*	*
C	*	10%	*	10%	*

*                    less than 10%

The accounts receivable from customer A is $87, $259 and $316 at June 30, 2006 and December 31, 2005 and 2004, respectively.

2.                 Significant Accounting Policies

(a)   Principles of consolidation:   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which include the accounts of Britannia and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated.

(b)   Unaudited interim information:   In the opinion of management, the unaudited interim period consolidated financial statements include all adjustments, which consist of normal recurring adjustments, necessary for the fair presentation of the financial position, results of operations and cash flows. The unaudited interim period consolidated financial statements are not necessarily an indication of the results to be expected for the full fiscal year. All financial information for the six months ended June 30, 2005 presented herein is unaudited.

(c)   Use of estimates:   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(d)   Concentrations:   Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when necessary, requiring letters of credit, guarantees or collateral.

All cash balances are held by banks that are AA rated in order to minimize financial risk.

(e)   Reporting currency:   The functional currency of the Company’s vessel operating subsidiaries is the United States (“US”) dollar because the Company’s vessels operate in international shipping markets that utilize the US dollar as the functional currency. The accounting records of the Company are maintained in US dollars. Transactions involving other currencies during the year are converted into US dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the US dollar are translated into the functional currency using the exchange rate at the balance sheet date. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statements of operations as foreign currency gains and losses, net.

The par value of the Company’s common stock is £1 and is stated at $1.79. Foreign exchange differences related to common stock issuances are recorded as an adjustment to additional paid in capital on the date the transaction is completed.

(f)    Revenue recognition:   Revenues are generated from contracts of affreightment, time charter and voyage agreements. Revenues from time charters are recognized ratably over the periods of such charters. Contracts of affreightment and voyage charter revenues are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Losses on voyages are provided for in full at the time such losses can be estimated. Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Demurrage income is recognized ratably over the duration of the voyage charter.

The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

(g)   Cash and cash equivalents:   The Company considers highly liquid investments, such as a time deposits and certificates of deposit, with an original maturity of three months or less when purchased to be cash equivalents.

(h)   Compensating balances:   Compensating balances are required to be maintained with certain banks under the Company’s borrowing arrangements. (Note 8)

(i)    Due from charterers:   The majority of the Company’s accounts receivable are due from companies in the coal industry. Credit is extended based on evaluation of a customers’ financial condition and, generally, collateral is not required. Accounts receivable are due upon commencement of the voyage and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the

Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. No allowance for doubtful accounts has been recorded at June 30, 2006, December 31, 2005 and 2004. The Company has not written off any trade receivables during the six months ended June 30, 2006 and 2005 or during the years ended December 31, 2005, 2004 and 2003.

(j)    Inventory:   Inventory consists of consumable bunkers (if any), lubricants and victualing stores, which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(k)   Vessel acquisitions:   When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is it material to the Company’s decision to make such acquisition.

(l)    Vessels and other fixed assets:   Vessels and other fixed assets, net are stated at cost less accumulated depreciation. Vessels and other fixed assets are depreciated when the asset is ready for its intended use.

Depreciation is calculated, based on cost, less estimated residual value, using the straight-line method, over the remaining economic life of each asset. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the assets remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred.

Following are the estimated useful lives of vessels and other fixed assets:

i.      Vessels under 25 years old—on a straight line basis over their remaining lives of 25 years from the date of construction.

ii.     Vessels over 25 years old—on a straight line basis from date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension).

iii.    Tugs and barges—on a straight line basis over their estimated useful lives of 30 and 25 years, respectively, from the date of construction.

iv.    Furniture and fixtures—on a straight line basis over its estimated useful lives, ranging from four to 10 years.

v.      Buildings—on a straight line basis over its estimated useful life of 50 years.

(m)  Deferred revenue:   Deferred revenue primarily relates to cash received from customers prior to it being earned. These amounts are recognized as income when earned.

(n)   Voyage expenses:   Voyage expenses are expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are recognized as incurred.

(o)   Vessel operating expenses:   Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized as incurred.

(p)   Impairment of long-lived assets, intangible assets and goodwill:   The Company follows SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimates of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is considered impaired. Measurement of the impairment loss is based on the difference between the net book value of the asset and its fair value as provided by third parties. In this respect, management regularly reviews the carrying value of each vessel in comparison with its fair value. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their estimated useful lives. For the six months ended June 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, no impairment charges were recorded.

(q)   Deferred drydocking costs:   The Company’s vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel’s drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. On acquisition an estimate is made of drydock costs included in the purchase price of a vessel and allocated accordingly.

(r)   Deferred financing costs:   Deferred financing costs, included in other assets, consists of fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt and are included in interest expense.

(s)   Earnings per Common Share:   Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For the six months ended June 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, the Company had no dilutive securities.

(t)    Taxes:   The Company is not liable for the payment of any income tax on its income, except for management operations in Denmark, which is insignificant. Instead, a tax is levied based on the tonnage tax regime of the United Kingdom (“UK”). Under the UK tonnage tax regime, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under the normal UK income tax rules. Management believes that substantially all of the income attributable to the Company’s operations constitutes shipping profits and, accordingly, UK income tax expenses for these operations has been and is expected to be minimal under the current tax regime.

(u)   Segment reporting:   The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a customer, the customer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(v)   New accounting pronouncements:   In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. SFAS No. 153 amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions,” to require exchanges of nonmonetary assets be accounted for at fair value, rather than carryover basis. Nonmonetary exchanges that lack commercial substance are exempt from this requirement. SFAS 153 is effective for nonmonetary exchanges entered into in fiscal years beginning after June 15, 2005. The Company does not routinely enter into exchanges that could be considered nonmonetary; accordingly the Company does not expect the adoption of SFAS 153 to have a material impact on its consolidated financial statements.

In March 2005, The Financial Accounting Standards Board published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligation” (“FIN 47”), to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is intended to provide a more consistent recognition of liabilities relating to asset retirement obligations, additional information about expected future cash outflows associated with these obligations, and additional information about investments in long-lived assets, because it recognizes additional asset retirement costs as part of the assets carrying amounts. FIN 47 is effective for 2005. FIN 47 has not impacted the Company in 2005.

3.                 Acquisitions

On July 1, 2005, the Company completed the purchase of Svendborg Ship Management A/S and Svendborg Marine Surveyors A/S (collectively “Svendborg”) by acquiring 68% of the outstanding capital stock of Svendborg. Svendborg Ship Management A/S offers professional technical management of tonnage on behalf of owners; services offered include ISM & ISPS issuance, implementation of manuals and technical auditing as well as manning, maintenance, technical upgrading, dry-docking, stores/provisions purchase, consultancy and accounting service. Svendborg Marine Surveyors A/S offers and provides for independent marine inspections/surveys and survey of cargo including draft surveys as well as acting as port captains/supercargoes on behalf of ship-owners.

The Company acquired Svendborg to expand its portfolio of shipping services offered to its customers to include ship maintenance and management services. The acquisition also provides established relationships in international markets and provides shipping services to a wider customer base.

The aggregate purchase price paid by the Company for Svendborg was $407 in cash. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The purchase price was allocated as follows:

Cash	$305
Accounts receivable	51
Inventory	221
Property and equipment	298
Investments	63
Accounts payable	(557)
Minority interest	(7)
Total fair value of net assets acquired	374
Goodwill	33
Net purchase price	$407

The allocation of the purchase price was based on the fair value of identifiable intangible assets, and certain property, plant and equipment.

The results of Svendborg have been included in the consolidated financial statements since the date of acquisition of July 1, 2005.

This acquisition has not been presented on a pro forma basis because it is not deemed to be material.

4.                 Transactions with Related Parties

The following are related party transactions not disclosed elsewhere in these consolidated financial statements:

Transactions with related companies under common control

The Company is related to Rainbow Shipping Group Limited (formerly Rainbow Shipping Group plc) (“Rainbow”) by common control. As of June 30, 2006, December 31, 2005, 2004, and 2003, the Company’s directors hold a minority interest of Rainbow of 34%, 34%, 28.2%, and 28.2%, respectively. During the years ended December 31, 2005 and 2004 Rainbow provided administrative and sales support to the Company and provided office space for the Company’s administrative staff. Staff costs and overheads incurred by Rainbow on behalf of the Company during the six months ended June 30, 2006 and 2005 were $0 and $131 (unaudited), respectively. Staff costs and overheads incurred by Rainbow on behalf of the Company during the years ended December 31, 2005, 2004, 2003 were $131, $799, and $0, respectively. As of June 30, 2006, December 31, 2005 and December 31, 2004, $131, $131, and $799, respectively, were outstanding to Rainbow.

Transactions with shareholders

During the six months ended June 30, 2006 a company controlled by one of the shareholders provided ship brokering services to the Company under a consultancy agreement. During the six months ended June 30, 2006 these expenses aggregated approximately $116.

During the year ended December 31, 2005, shareholder loans totaling $10,053 were converted into common shares in two tranches; on April 6, 2005 the shareholders converted $5,121 of the loans into 2,667,119 shares of common stock at par value; on September 1, 2005 the shareholders converted the remaining outstanding balance of the loans of $4,932 to 2,735,523 shares of common stock at par value. On November 18, 2005 the Company issued 487,369 shares of common stock for cash consideration of $849. On December 28, 2005, the Company issued 24,827 shares of common stock for cash consideration of $311.

During the year ended December 31, 2004, the Company issued a note to shareholders aggregating $15,018 in consideration for cash received. The shareholders loans were unsecured, interest free and repayable on demand. On June 16, 2004 the shareholders converted $190 of the loans into 99,998 shares of common stock at par value. On December 29, 2004, the shareholders converted $4,775 of the loans into 2,667,519 shares of common stock at par value. As of December 31, 2004, there was a balance of $10,053 remaining on the original loans.

During the year ended December 31, 2004, the company acquired two subsidiaries, Flagship Maritime S.A. and Danmar Shipping SA from the shareholders for consideration equivalent to the net asset value of the subsidiaries, which was estimated to be zero on the basis that the assets acquired were equal to the liabilities assumed. The fair value of the net assets acquired approximated their book value at the date of acquisition. The following chart sets out the value assigned to the assets acquired and liabilities assumed for the subsidiaries acquired:

	Flagship Maritime SA	Danmar Shipping SA
Assets acquired Vessels	$2,100	$2,100
Liabilities assumed Shareholder’s loans	$1,822	$1,767
Other creditors	278	333
Total liabilities assumed	$2,100	$2,100

5.                 Inventories

Inventories shown in the accompanying consolidated balance sheets are analyzed as follows:

	June 30,	December 31,
	2006	2005	2004
Bunker fuel	$6,586	$1,579	$582
Ship stores	61	304	17
	$6,647	$1,883	$599

6.                 Vessels and other Fixed Assets and deferred drydocking costs

	June 30,	December 31,
	2006	2005	2004
Vessels	$52,812	$52,531	$24,823
Furniture and fixtures	231	202	65
Building	206	201	—
	53,249	52,934	24,888
Less accumulated depreciation	(8,738)	(5,256)	(719)
	$44,511	$47,678	$24,169

	June 30,	December 31,
	2006	2005	2004
Deferred drydocking costs	$13,138	$8,470	$6,381
Less accumulated amortization	(7,589)	(5,199)	(395)
	$5,549	$3,271	$5,986

Depreciation and amortization expense for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, was $5,872, $3,465 (unaudited), $9,341, $1,114 and $0 respectively.

7.                 Accrued Expenses

Accrued expenses consist of the following:

	June 30,	December 31,
	2006	2005	2004
Bunker fuel accruals	$1,832	$833	$—
Port cost accruals	1,636	999	—
Ship accruals	325	1,199	—
Voyage expense accruals	1,713	1,011	2,471
Other accruals	618	348	321
	$6,124	$4,390	$2,792

8.                 Long-term Debt

Long-term debt consisted of the following:

	June 30,	December 31,
	2006	2005	2004
$11,200 note payable to Danish bank payable in 4 quarterly installments of $840 through February 2007 followed by 16 quarterly installments of $490, plus interest at LIBOR plus 0.95% (6.08% at June 30, 2006), due in February 2011, secured by 3 tugs and 4 barges(1)	$10,360	$11,200	$—
$15,000 note payable to Irish bank payable in monthly installments ranging from $500 to $139, plus interest at 6.17%, due in March 2010, secured by 3 motor vessels(2)	8,000	10,500	9,700
$3,250 note payable to Danish bank payable in quarterly installments of $406.2, plus interest at LIBOR plus 0.95% (6.18% at June 30, 2006), due in May 2008, secured by 2 motor vessels(1)	3,250	—	—
$3,000 unsecured note payable to Cowper Limited with interest at 6% due monthly, due on demand beginning September 2007 with balance due September 2008	2,200	3,000	—
$3,000 note payable to Irish bank payable in monthly installments of $125, plus interest at 6.48%, due in December 2006, secured by 2 motor vessels, paid in full in March 2006	—	1,500	3,000
$3,262 million unsecured note payable to Ablet Holdings Limited paid in full November 2005	—	—	3,262
	23,810	26,200	15,962
Less current portion	(9,762)	(11,520)	(7,672)
	$14,048	$14,680	$8,290

(1)          Contains financial covenants requiring equity to assets ratio equal to or greater than 30%, free cash to total debt equal to or greater than 10%, net worth equal to or greater than $17,000, EBITDA to interest expense equal to or greater than 4.

(2)          Contains financial covenants requiring net worth equal to or greater than $10,000, free cash to total debt equal to or greater than 10%, current ratio equal to or greater than 1.0 (calculation based on current liabilities excluding loans to shareholders and current portion of long-term debt), debt to total assets equal to or less than 70%.

The Company is in compliance with all financial covenants as of June 30, 2006 and December 31, 2005 and 2004.

The amount of the compensating balances required under the $11,200 note payable to Danish Bank at June 30, 2006 and December 31, 2005 is $3,462 and $3,419, respectively. The compensating balances are held under agreements that do not legally restrict the use of such funds and, therefore, the funds are not segregated on the consolidated balance sheets.

Future maturities of long-term debt are as follows as of December 31, 2005:

For the years ending December 31,
2006	$11,520
2007	4,560
2008	3,627
2009	3,627
2010	2,376
Thereafter	490
$26,200

9.                 Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2006		December 31, 2005		December 31, 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$5,600	$5,600	$6,401	$6,401	$9,327	$9,327
Floating rate debt	$13,610	$13,610	$11,200	$11,200	$—	$—
Fixed rate debt	$10,200	$9,983	$15,000	$14,948	$15,962	$15,962
Loans from shareholders	$—	$—	$—	$—	$10,053	$10,053

The estimated fair values of the Company’s variable rate long term debt and loans to shareholders approximates their individual carrying amounts due to their short-term maturity or the variable-rate nature of the respective borrowings as of June 30, 2006, December 31, 2005 and December 31, 2004.

The fair value of the fixed-rate debt is estimated based on current rates offered to the Company for similar debt of the same remaining maturities.

10.          Revenue from Time Charters

The Company’s vessels are available for hire. Total revenue earned on time charters for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003 was $5,718, $19,726 (unaudited), $33,295, $654 and $0, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of June 30, 2006 will be $2,092 during the year ended June 30, 2007, assuming no off-hire time is incurred.

11.          Commitments

The Company leases office space in London, United Kingdom. Rent expense for the six months ended June 30, 2006 and 2005 was $25 and $0 (unaudited), respectively, and for each of the years ended December 31, 2005, 2004 and 2003, was $0. As explained in Note 4, one of the Company’s related parties provided office space for the Company until December 31, 2005, the cost of which had been included in an overall administrative recharge.

Future minimum lease payments in respect of office space are as follows:

For the years ending June 30,
2007	$99
2008	99
$198

The Group had vessel related hire commitments totaling $15,607 and $14,145 at June 30, 2006 and December 31, 2005, respectively.

12.          Pension Schemes

The Company maintains individual employee pension schemes set up for individual employees. The contributions made by the Company will be charged to expense as incurred. The Company has made no contributions nor recognized any pension scheme expense.

13.          Shareholder’s Rights Agreement

Anti-dilution

The Company shall not issue any share capital without first offering it to then existing shareholders (on identical terms) in proportion to their then shareholdings in the Company unless the Company shall be authorized at a shareholders meeting to do so by members holding not less than 60% in nominal value of the shares issued by the Company.

Share transfers

No shareholder shall assign, transfer, exchange, pledge, mortgage, charge or otherwise encumber or dispose of any interest in any of the shares held by it except as authorized by more than 50% of the shareholders unless the transfer is a compulsory transfer. A compulsory transfer of shares occurs if a shareholder resigns as a director or employee; or on a corporate winding up; or fails to remedy a material breach, as defined in the agreement, within 30 days of notification.

14.          Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

15.          Subsequent Events

On August 30, 2006, the Company entered into a Memorandum of Agreement to purchase a Panamax vessel, 69,146 dwt for $28,500, with expected delivery between October 22, 2006 and February 22, 2007.

On September 14, 2006, The Company entered into a Memorandum of Agreement to purchase a Barge for $1,396 that was delivered on October 2, 2006.

ANNEX A

LETTER OF TRANSMITTAL

To Tender
Outstanding 11% Senior Secured Notes due December 1, 2011
of
BRITANNIA BULK PLC
Pursuant to the Exchange Offer and Prospectus dated March 14, 2007

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON April 11, 2007 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY.

The Exchange Agent for the Exchange Offer is:

Wilmington Trust Company

By Overnight Delivery or Registered or Certified Mail:	By Hand in New York:	By Hand in Delaware:
Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615	c/o Computer Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005	Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615
Attn: Corporate Trust (if by mail, registered or certified recommended)	Attn: Wilmington Trust	Attn: Corporate Trust
By Facsimile:		To Confirm by Telephone:
(302) 636-4139		(302) 636-6470

IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 11% SENIOR SECURED NOTES DUE DECEMBER 1, 2011 (THE “ORIGINAL NOTES”) FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF NEW 11% SENIOR SECURED NOTES DUE DECEMBER 1, 2011 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) ORIGINAL NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

The undersigned hereby acknowledges receipt and review of the Prospectus, dated March 14, 2007 (the “Prospectus”), of Britannia Bulk Plc, a corporation organized under the laws of England and Wales (the “Company”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Company’s offer (the “Exchange Offer”) to exchange its 11% Senior Secured Notes due December 1, 2011 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 11% Senior Secured Notes due December 1, 2011 (the “Original Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Company shall notify the Exchange Agent and each registered holder of the

Original Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the Original Notes. Tender of Original Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange Offer—Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Original Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•       DTC has received your instructions to tender your Original Notes; and

•       You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1.     By tendering Original Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2.     By tendering Original Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Original Notes described above and will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the tender of Original Notes.

3.     You understand that the tender of the Original Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between and the Company as to the terms and conditions set forth in the Prospectus.

4.     By tendering Original Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the Exchange Notes issued in exchange for the Original Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Original Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such Exchange Notes.

5.     By tendering Original Notes in the Exchange Offer, you represent and warrant that:

a.                  the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b.                 neither you nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes;

c.                  neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes; and

d.                 neither the holder nor any such other person is an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Company.

6.     You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Original Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of November 16, 2006 (the “Registration Rights Agreement”), by and among the Company, the Guarantors (as defined therein) and the Initial Purchaser (as defined therein). Such election may be made only by notifying the Company in writing at Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Original Notes participating in a shelf registration, to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who signs such shelf registration statement, each person who controls the Company within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Original Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to the undersigned furnished in writing by or on behalf of the undersigned expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

6.     If you are a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Original Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Original Notes held for your own account were not acquired as a result of market-making or other trading activities, such Original Notes cannot be exchanged pursuant to the Exchange Offer.

7.     Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives of the undersigned.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1)     Book-Entry Confirmations.

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Original Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date.

2)     Partial Tenders.

Tenders of Original Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Original Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Original Notes is not tendered, then Original Notes for the principal amount of Original Notes not tendered and Notes issued in exchange for any Original Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Original Notes are accepted for exchange.

3)     Validity of Tenders.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Original Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Original Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.

4)     Waiver of Conditions.

The Company reserves the absolute right to waive, in whole or part, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5)     No Conditional Tender.

No alternative, conditional, irregular or contingent tender of Original Notes will be accepted.

6)     Request for Assistance or Additional Copies.

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7)     Withdrawal.

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer—Withdrawal of Tenders.”

8)     No Guarantee of Late Delivery.

There is no procedure for guarantee of late delivery in the Exchange Offer.

IMPORTANT: By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

Until June 7, 2007, all dealers that effect transactions in the new notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

US$185,000,000

BRITANNIA BULK PLC

OFFER TO EXCHANGE

all outstanding

11% Senior Secured Notes due  December 1, 2011

(US$185,000,000 aggregate principal amount)

For

11% Senior Secured Notes due December 1, 2011

(US$185,000,000 aggregate principal amount)

that have been registered under the Securities Act of 1933

March 14, 2007